ALPHA BANK

[redacted]

08004708

· Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Correspondence Register 1/8

Athens, 28 August, 2008

Attention: Special Counsel, Office of
International Corporate Finance

SEC Mail Processing
Section

SUPPL

RE: Rule 12g3-2
File No. 82-3399

SEP 02 2008

Washington, DC
111

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

V.E. PSALTIS

M.S. CHATZI

PROCESSED
SEP 05 2008
THOMSON REUTERS

9/4

Investor Relations
43, Panepistimiou Street
GR – 105 64 Athens

Tel. : +30 210 326 4009
Fax : +30 210 326 4116
E-mail : InvestorRelations@alpha.gr

ENCLOSURES (31):

- Press Release of First Half 2008 Results,
- six (6) copies of Condensed Financial Information of Alpha Bank and the Group for the period from January 1, 2008 to June 30, 2008 in Greek,
- six (6) copies of Condensed Financial Information of Alpha Bank and the Group for the period from January 1, 2008 to June 30, 2008 in English,
- six (6) copies of the Semi-Annual Financial Report of Alpha Bank and the Group, for the period January 1, 2008 to June 30, 2008, in accordance with Law 3556/2007, in Greek,
- six (6) copies of the Semi-Annual Financial Report of Alpha Bank and the Group, for the period January 1, 2008 to June 30, 2008, in accordance with Law 3556/2007, in English,
- six (6) copies of standalone figures as at June 30, 2008, according to LSE Listing Rule 23.77, in English.

ALPHA BANK

Press Release

H1 2008 Results

Net Profit at Euro 414 million, achieving RoE of 25%

Inaugural covered bond transaction of Euro 2 billion secures wholesale funding for the rest of the year

Strong financial performance

- **Earnings per share grew by 12%[1] to Euro 1.03 with return on equity at 25%.**
- **Net interest income grew by 19.3% to Euro 897.8 million, while the margin expanded by 20 bps to 3.2%.**
- **Net loans grew rapidly by 27.8% to Euro 46.8 billion, with new loan balances of Euro 2.4 billion in the second quarter, of which Euro 1 billion in Greece and Euro 1.2 billion in Southeastern Europe.**
- **Customer assets reached Euro 47.9 billion, with deposits having increased by Euro 1.5 billion in the second quarter.**

Healthy operating metrics

- **Robust capital adequacy with Tier I ratio at 8.9% and Total BIS ratio at 11.4%.**
- **Cost to income ratio at 45.3%, while expanding in Southeastern Europe at an accelerated pace.**
- **Credit quality remains resilient with NPLs improving to 3.5%.**

Significant Contribution from Southeastern Europe

- **Profit before tax from Southeastern Europe activities reached Euro 85.7 million, up 72%, representing 16.4% of our group profit before tax.**
- **Southeastern European loan and deposit balances grew significantly by 74% and 38%, representing 20.4% and 15.8% of total loans and deposits respectively.**

Branch network at the end of H1 2008 amounted to 865 Units in Greece and abroad

"Alpha Bank delivered robust operating results across Greece and Southeastern Europe weathering the continuing turmoil in the credit markets. Our business model provides for sustainable liquidity and capital generation dynamics as we are consciously focusing on growing our assets in a profitable and risk balanced way".

Yannis S. Costopoulos, Chairman

"In the difficult environment of the first half of 2008, Alpha Bank's profitability remained solid as we continue our re-pricing in addition to acquiring profitable new business in Greece and making further inroads into Southeastern Europe. In July, we completed successfully the issuance of covered bonds, first among Greek banks, leveraging our balance sheet for the first time, thus adding significant flexibility in funding our future growth. We are committed in pursuing our balanced business model and our medium-term targets".

Demetrios P. Mantzounis, Managing Director

---

[1] Adjusting for net income of Euro 80.4 million from the sale of Alpha Insurance to AXA in Q1 2007

KEY DEVELOPMENTS

- **First Greek Bank to complete a covered bond transaction**
  Alpha Bank completed in July its inaugural Euro 2 billion covered bond transaction out of its Euro 8 billion programme. Issuance has received a triple-A rating from all major agencies. Following this transaction, the Bank has effectively concluded its wholesale funding budget for 2008 by raising already Euro 4 billion, and maintaining a net lending interbank position. To enhance its excellent liquidity position, the Bank is contemplating further funding initiatives, including the securitisation of consumer and SME loans.

- **Focus on balanced growth delivers Return on Equity of 25%**
  RoE expanded in the first half of 2008 by 420 bps y-o-y as a result of the acceleration in net interest income (up 19.3%) and the enhanced operating leverage (cost-to-income down 60 bps y-o-y to 45.3%). This profitability should be viewed in the context of the measured risk profile of our loan portfolio (approximately 12% exposure both in consumer credit and the Balkans) and our balanced approach in writing new business; in the second quarter we added Euro 1.2 billion in new deposits vs. Euro 1 billion of new loans in Greece, while in Southeastern Europe we added an outstanding Euro 567 million of deposits over the same period.

- **Balance sheet re-pricing under way**
  Taking into consideration the enduring crisis in the credit markets, Alpha Bank instigated in late July the second round of re-pricing its retail and small businesses loans year-to-date. Similar concerted efforts will continue throughout 2008 to reprice gradually its medium and large corporate loan book. We monitor some first successes on that front; however, we anticipate the full effect of these efforts to materialise into 2009. On the liability side, we experienced a further deterioration of the pricing conditions in the Greek deposits market, which led to a reduction of our deposits spread by 10 bps in the second quarter.

- **Robust expansion in Southeastern Europe assisted by accelerating maturity of our Network**
  Our regional platform expanded in the twelve-month period to June 2008 by 142 Branches reaching 447 units. Lending growth reached 83% in the Balkans and 61% in Cyprus, resulting in a market share of 8% in loans in Southeastern Europe. New loan balances rose to Euro 1.2 billion for the quarter, exceeding for the first time the respective volume in Greece. In the newly acquired Astra Bank in the Ukraine we concluded a capital increase of Euro 126 million, according to our plan.

- **Continued focus on domestic expansion**
  Retail lending expansion grew steadily, with consumer loans increasing by 25.7%, mortgages by 16.5%, and lending to very small businesses by 20.9%. The completion of the redesign of our corporate banking operations for medium size business customers will help to consolidate further our leading position in Greece and will also allow for a rigorous re-pricing of those relationships and monitoring of their risk profile.

- **Placement of 4% of treasury shares to Qatari investors**
  Alpha Bank sold 4% of its share capital to Paramount, a company representing the business interests of the most prominent family in Qatar. Pursuant to this transaction, the Tier I capital ratio reached 8.9% and the total capital adequacy stood at 11.4%.

SUMMARY PROFIT AND LOSS

(in Euro million)	H1 2008	H1 2007	% change
Operating Income	**1,215.2**	**1,056.6**	**15.0%**
of which:			
Greece	974.3	896.5	8.7%
Southeastern Europe	230.0	151.2	52.1%
Operating Expenses	**550.3**	**485.2**	**13.4%**
of which:			
Greece	414.5	390.0	6.3%
Southeastern Europe	129.8	89.1	45.7%
Impairment losses	**142.0**	**102.6**	**38.4%**
Profit before Tax	**522.9**	**468.7**	**11.6%**
of which:			
Greece	432.4	416.3	3.9%
Southeastern Europe	85.7	49.8	72.1%
Net Profit*	**414.1**	**373.6**	**10.9%**

** Recurring profit adjusted for extraordinary profit from discontinued operations (sale of Alpha Insurance to AXA in Q1 2007)*

BALANCE AND OFF-BALANCE SHEET HIGHLIGHTS

(in Euro million)	30.06.2008	30.06.2007	% change
Assets	**57,618**	**52,211**	**10.4%**
Equity	**3,269**	**2,913**	**12.2%**
Loans (gross)	**47,634**	**37,487**	**27.1%**
of which:			
Greece	36,277	31,247	16.1%
Southeastern Europe	9,708	5,591	73.6%
Customer assets	**47,868**	**44,010**	**8.8%**
Deposits	**37,520**	**31,795**	**18.0%**
of which:			
Greece	30,981	26,884	15.2%
Southeastern Europe	5,918	4,278	38.3%
Private Banking	**4,451**	**5,624**	**(20.9%)**
Mutual Funds	**4,907**	**5,527**	**(11.2%)**

Enquiries:

Alpha Bank

Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366

Michael Massourakis, Group Chief Economist Tel.: +30 210 326 2828

Vassilios Psaltis, Group Investor Relations and Corporate Development Tel.: +30 210 326 4009

www.alpha.gr

Finsbury Group
Edward Simpkins/Matthew Newton Tel.: +44 207 251 3801

Athens, August 26, 2008

FIRST HALF 2008 PERFORMANCE OVERVIEW

Net profit attributable to Shareholders amounted to Euro 414.1 million, an increase of 10.9% y-o-y, adjusting for the non-recurring net income of Euro 80.4 million derived from the sale of Alpha Insurance to AXA in March 2007. This solid performance reflects our leading market position in Greece and the accelerated delivery of our Southeastern European platform. **Net interest income** reached Euro 897.8 million, an increase of 19.3%, translating into a **net interest margin** of 3.2% (3% in H1 2007). This reflects our strong loan growth in Greece and Southeastern Europe and the continuous shift of our asset mix towards higher-spread activities whilst maintaining a prudent risk profile. **Net fee and commission income** advanced by 5.5% mainly driven by the strong growth in credit card commissions (+26.3%) and fees related to commercial and corporate banking (+7.2%), counterbalanced by the decline in asset management related fees (-13.5%) relating to the prevailing market conditions. **Income from financial operations** stood at Euro 40.3 million, and **other income** at Euro 43.2 million.

Our cost efficiency has improved materially with our cost-to-income ratio standing at 45.3%. The **operating costs** associated with our accelerated growth agenda increased by 13.4% to Euro 550.3 million, mainly due to a 10.3% increase in staff costs and a 16.4% increase in general expenses. As a result of our expansion programme in Southeastern Europe our costs grew by 46%, mainly attributable to the accelerated roll-out of our Branch network. We added 142 new Branches and over 1,500 new Staff since the end of June 2007. The increase of our operating cost in Greece (+6%) was mainly affected by production-related expenses to continue supporting our retail business drive.

Loans and advances to customers (gross) grew strongly by 27.1%, reaching Euro 47.6 billion, primarily due to a 16.1% volume expansion in Greece, and a very strong increase of 73.6% in our Southeastern European credit operations. Our growing geographic footprint is reflected in the fact that in the second quarter, new loan additions in Southeastern Europe amounted to Euro 1.2 billion, exceeding for the first time respective loan additions in Greece (Euro 1 billion).

Cost of credit as a percentage of average loans stood at 64 bps in the second quarter, in line with the medium term target of 60 bps, largely due to the prevailing sound credit conditions in Greece and Cyprus and the ongoing reengineering of our credit value chain. Therefore, our Non-Performing Loans (NPL) ratio, under IFRS 7, stood at 3.5% at the end of June 2008 improving significantly from 4.4% a year earlier. **Allowances for impairment** reached Euro 875 million representing 2% of total loans outstanding, as we have written-off Euro 82 million in the second quarter of 2008. The **coverage ratio** stood at 52.7% of NPLs and when **collaterals** are taken into account this ratio exceeds **130%.**

Customer assets reached Euro 47.9 billion. At end June 2008, **total deposits** stood at Euro 37.5 billion (+18%), having added Euro 1.5 billion of deposits within the quarter. **Deposits in Greece**, including Alpha Bank bonds placed with our retail customers, advanced to Euro 31 billion (+15.2%). In **Southeastern Europe**, our Branch network generates a strongly expanding **deposit base,** which has grown by 38.3% to reach Euro 5.9 billion at end June 2008. We now have nation-wide coverage in all the countries we operate and we increasingly see benefits coming through from enhanced brand awareness. **Private banking** assets stood at Euro 4.5 billion, and **mutual funds** balances at Euro 4.9 billion, primarily reflecting marking-to-market of the relevant assets under management.

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Retail Banking *(in Euro million)*	**H1 2008**	**H1 2007**	**% change**
Total Income	643.5	561.1	14.7%
Total Expenses	286.5	269.2	6.4%
Impairment Losses	96.6	48.9	97.5%
Profit Before Tax	260.4	243.0	7.2%
Return on Regulatory Capital	51.6%	57.3%	....
Risk Weighted Assets	12,628	10,596	19.2%
Cost / Income Ratio	44.5%	48.0%	....
Customer Financing (end-period)	19,935	16,947	17.6%

In H1 2008, profit before tax reached Euro 260.4 million, compared to Euro 243 million in H1 2007 (+7.2%). **Mortgage credit** reached Euro 10.6 billion, up by 16.5%, as we consolidated our position in the market, leveraging our differentiated product offering. In the area of **consumer credit** we continued to gain market share as a result of our innovative marketing mix. In that context, **consumer loan** balances

rose by 25.7% to Euro 3.3 billion. **Credit cards** balances advanced by 20.2% reaching Euro 1.3 billion, driven by the increasing success of our proprietary multi-retailer "Bonus Card Loyalty Programme". Moreover, **small business loans** (extended to companies with turnover below Euro 2.5 million or credit limits up to Euro 1 million) rose by 14.5%, while loans to **very small businesses** (defined as those with credit limits up to Euro 90,000) increased by 20.9%. Our performance in the area of small businesses is improving continuously as we sharpen our focus in this segment through dedicated product offerings, centralisation of credit approvals and back office operations. This trend is expected to continue as we extend our geographic reach through an elaborate Branch opening programme to cover under-represented domestic market segments.

OPERATIONS IN SOUTHEASTERN EUROPE

Operations in Southeastern Europe *(in Euro million)*	**H1 2008**	**H1 2007**	**% change**
Total Income	230.0	151.2	52.1%
Total Expenses	129.8	89.1	45.7%
Impairment Losses	14.6	12.4	18.1%
Profit Before Tax	85.7	49.8	72.1%
Return on Regulatory Capital	27.7%	24.8%	...
Risk Weighted Assets	7,742	5,018	54.3%
Cost / Income Ratio	56.4%	58.9%	....
Customer Financing (end-period)	9,708	5,591	73.6%
Customer Deposits (end-period)	5,918	4,278	38.3%

Profit before tax grew impressively to Euro 85.7 million, an increase of 72.1% driven by our accelerated Branch opening programme and the rapid maturity of our existing Branches as we increase the Network density in the various countries in which we operate.

In **Cyprus,** our franchise delivered Euro 52.9 million in pre-tax profit, up 38.5% from last year. This strong performance was supported by our number three position in lending with a market share of 12.9% by the end of the second quarter, a gain of 2.3 percentage points over the year, as well as our fast improving position in the international banking segment. In the second quarter, we added Euro 311 million of new loan balances reaching Euro 3.9 billion, while deposits totalled Euro 3.5 billion at the end of June.

In **Romania,** our market share in loans grew by 1.5 percentage points to 7% by the end of June 2008. Profits before tax reached Euro 33.2 million, up 165.6%. As part of our balanced approach to risk we continue to hedge our capital exposure in the country since July 2007. During the year we increased our loan book by 81% to reach Euro 3.5 billion, adding Euro 516 million of new loans in the second quarter, comfortably sustaining our top five ranking in the domestic lending market.

In **Bulgaria**, our Network numbered 84 Branches at the end of June 2008, with a further 40 Branches in the initial stage of the roll-out. The intensification of our efforts to attain critical mass in Bulgaria has been rewarded by the improvement of our market position in loan terms by almost 1.5 percentage points to reach 4%, thus securing our top ten ranking in the country. Following recent management appointments we have extended our head-office function to accommodate envisaged growth in our operations. Furthermore, market recognition continues to grow with remarkable results in new business origination. In the last twelve months, we have achieved a 175% increase in the number of mortgages granted, as well as a 240% growth in the number of retail accounts.

In **Serbia,** we have successfully restructured Alpha Bank Srbija a.d. less than two years after its acquisition. With our network of 141 Branches we are well placed for a fully fledged application of Alpha Bank's banking expertise, as evidenced by the 53.8% growth of our commercial loan portfolio in a market with a distinct entrepreneurial drive.

In **Albania**, our network of 25 Branches delivered a profit of Euro 9 million in the first half of the year, mainly due to the emphasis placed on developing the retail aspect of the franchise. The country loan book grew by 84.3% at Euro 370 million driven by retail business inflows, while deposits accelerated by 35% to reach Euro 375 million.

In **F.Y.R.O.M.**, we opened 2 more Branches during the second quarter, to reach 19 units, effectively doubling our Network capacity since June 2007. Following our accelerated penetration drive, credit

expansion rose to 113.9% with our loan book reaching Euro 141 million, mostly on account of strong retail business origination (+130%).

MEDIUM AND LARGE CORPORATES

Medium and Large Corporates *(in Euro million)*	**H1 2008**	**H1 2007**	**% change**
Total Income	214.6	193.1	11.1%
Total Expenses	59.1	55.6	6.3%
Impairment Losses	30.7	41.2	(25.5%)
Profit Before Tax	124.8	96.3	29.6%
Return on Regulatory Capital	18.9%	17.7%	...
Risk Weighted Assets	16,554	13,599	21.7%
Cost / Income Ratio	27.5%	28.8%	...
Customer Financing (end-period)	16,342	14,300	14.3%

Profit before tax increased by 29.6% to Euro 124.8 million, following the successful establishment of 10 Business Centres, which have taken over responsibility for medium-sized corporate relationships across Greece. Operating income grew by 11.1%, supported by a robust increase in loans (+14.3%), and the ongoing repricing, which is carried out on a client-by-client basis.

ASSET MANAGEMENT

Asset Management *(in Euro million)*	**H1 2008**	**H1 2007**	**% change**
Total Income	47.2	57.2	(17.5%)
Total Expenses	26.8	28.4	(5.4%)
Profit Before Tax	20.4	28.8	(29.4%)
Return on Regulatory Capital	62%	122.5%	...
Risk Weighted Assets	821	588	39.5%
Cost / Income Ratio	56.9%	49.6%	....
Customer Funds (end-period)	9,576	11,450	(16.4%)

Profit before tax fell to Euro 20.4 million, on the back of persisting negative market sentiment. Funds under management stood at Euro 9.6 billion, despite prolonged investment inertia mainly affecting private banking accounts. The redesign of our asset gathering distribution function targeting mass affluent customers together with our leading product proposition in mutual funds and insurance products partially offset negative impact from unfavorable fundamentals.

In Mutual funds our overall market share reached 27% at end June 2008, with assets under management totaling Euro 4.9 billion at the end of the second quarter, despite large outflows due to adverse market conditions. We have recently undertaken significant product development, introducing a shipping and a real estate fund as well as the first Greek ETF on the FTSE 20 Athens Index. Furthermore, **private banking** balances stood at Euro 4.5 billion, adversely impacted by market conditions. Our product offering in private banking has been recently enhanced by the introduction of Pictet's "green products" investing in special environmental sectors like water, alternative energy sources and biotechnology, as part of the conclusion of a distribution agreement between Alpha Private Bank and Pictet Funds.

Lastly, we continue to make inroads in **Bancassurance**. Leveraging on our exclusive relationship with AXA and the enhanced distribution capacity of our Network, we have initiated the roll-out of an innovative product platform targeting the mass affluent and the SME market segments. Our most prominent product offerings include "Alpha Profit", the inaugural innovative pension/investment programme launched in 2007 which has already exceeded its sales expectations for the first half of the year, a new Life Insurance product linked to business loans and a first property insurance product for SMEs. In the same context, projects in progress include the redesign of the distribution of specialised insurance products to medium and large corporates and the design of a new insurance product linked to credit cards.

INVESTMENT BANKING AND TREASURY

Investment Banking and Treasury *(in Euro million)*	**H1 2008**	**H1 2007**	**% change**
Total Income	56.4	55.6	1.4%
Total Expenses	19.9	17.7	12.1%
Profit Before Tax	36.4	37.8	(3.8%)
Return on Regulatory Capital	20.2%	19.8%	...
Risk Weighted Assets	4,506	4,784	(5.8%)
Cost / Income Ratio	35.2%	31.9%	...

Profit before tax for the period amounted to Euro 36.4 million, of which Euro 14.2 million relates to the investment banking business, primarily as a result of brokerage activity, which has been materially affected by on-going capital markets volatility.

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS						
in Euro million	Jun. 2008	Mar. 2008	Dec. 2007	Sep. 2007	Jun. 2007	% Jun. 2008 / Jun. 2007
Assets	57,618	56,415	54,684	51,244	52,211	*10.4%*
Loans (net)	46,759	44,373	42,072	39,375	36,590	*27.8%*
Securities	1,938	3,428	3,423	3,294	3,362	*(42.3%)*
Deposits	37,520	35,986	34,665	32,342	31,796	*18.0%*
Private Banking	4,451	4,951	5,584	5,573	5,624	*(20.9%)*
Mutual Funds	4,907	4,989	5,456	5,786	5,527	*(11.2%)*
Senior Debt	7,617	7,591	7,960	8,083	8,272	*(7.9%)*
Subordinated Debt	1,203	1,161	1,229	1,243	1,225	*(1.8%)*
Hybrid Capital	887	888	888	886	888	*(0.0%)*
Shareholders Equity	3,269	3,312	3,371	3,094	2,913	*12.2%*

INCOME STATEMENT

In Euro million	H1 2008	H1 2007	% change	Q2 2008	Q1 2008
Operating Income	1,215.2	1,056.6	15.0%	624.2	591.0
Net Interest Income	897.8	752.5	19.3%	455.9	442.0
Impairment losses	(142.0)	(102.6)	38.4%	(74.4)	(67.6)
Net Interest Income (net of impairment losses)	755.9	649.9	16.3%	381.5	374.4
Net fee and commission income	233.8	221.7	5.5%	118.5	115.3
Income from financial operations	40.3	40.6	-0.7%	23.2	17.1
Other income	43.2	41.8	3.4%	26.5	16.7
Operating Expenses	(550.3)	(485.2)	13.4%	(286.7)	(263.5)
Staff costs	(285.3)	(258.7)	10.3%	(146.0)	(139.3)
General expenses	(222.8)	(191.4)	16.4%	(118.9)	(104.0)
Depreciation and amortization expenses	(42.2)	(35.1)	20.1%	(21.9)	(20.3)
Profit before tax	522.9	468.7	11.6%	263.1	259.9
Income Tax	(108.1)	(94.6)	14.2%	(53.3)	(54.7)
Net Profit from continuing operations	414.9	374.1	10.9%	209.7	205.1
Profit from discontinued operations	0.0	80.4	...	0.0	0.0
Net Profit	414.1	454.0	-8.8%	209.1	205.0
Recurring Profit (*)	414.1	373.6	10.9%	209.1	205.0

RATIOS

	H1 2008	H1 2007	Q2 2008	Q1 2008
Net Interest Income / Average Assets - MARGIN	3.2%	3.0%	3.2%	3.2%
Cost to Income Ratio	45.3%	45.9%	45.9%	44.6%
Return on Equity after tax and minorities - ROE (*)	24.9%	20.7%	25.4%	24.5%
Capital Adequacy Ratio (Total) (**)	11.4%	12.8%	11.4%	11.3%
Capital Adequacy Ratio (Tier I) (**)	8.9%	9.8%	8.9%	8.8%

(*) Net Profit excluding income from sale of Alpha Insurance to AXA in 2007 (profit from discontinued operations)

(**) For comparability purposes, 2007 ratios are an estimate under Basle II

BUSINESS VOLUMES

in Euro million	Jun. 2008	Jun. 2007	% change	Dec. 2007
Customer Financing	47,634	37,487	*27.1%*	42,913
of which:				
Greece	*36,277*	*31,247*	*16.1%*	*33,962*
Mortgages	10,626	9,124	*16.5%*	9,850
Consumer Loans	3,262	2,595	*25.7%*	2,985
Credit Cards	1,279	1,064	*20.2%*	1,202
Small Business Loans	4,768	4,164	*14.5%*	4,407
of which:< €90,000 in limits	*1,299*	*1,074*	*20.9%*	*1,163*
Medium and Large Business Loans	16,342	14,300	*14.3%*	15,518
Southeastern Europe	*9,708*	*5,591*	*73.6%*	*7,573*
Mortgages	2,215	1,085	*104.1%*	1,665
Consumer Credit	1,050	540	*94.4%*	789
Business Loans	6,443	3,966	*62.5%*	5,119

Customer Assets	47,868	44,010	*8.8%*	46,681
of which:				
Deposits	37,520	31,795	*18.0%*	34,665
Greece	30,981	26,884	*15.2%*	28,781
Sight & Savings	13,669	14,578	*(6.2%)*	14,439
Time deposits & Alpha Bank Bonds	17,312	12,306	*40.7%*	14,342
Southeastern Europe	5,918	4,278	*38.3%*	5,303
Bond Sales	2,249	2,178	*3.3%*	2,280
Mutual Funds	4,907	5,527	*(11.2%)*	5,456
Portfolio Management	4,669	5,923	*(21.2%)*	5,844
of which: Private Banking	*4,451*	*5,624*	*(20.9%)*	*5,584*

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	JUNE 30, 2008	JUNE 30, 2007
TURNOVER *	2,209,535	1,567,361
PROFIT OR LOSS BEFORE TAXATION	395,575	241,712
PROFIT OR LOSS AFTER TAXATION	313,942	187,293
DIVIDEND PROPOSED		
DIVIDEND PAID	362,199	304,421

* In accordance with IFRS

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	JUNE 30, 2008	JUNE 30, 2007
TURNOVER *	2,209,535	1,567,361
PROFIT OR LOSS BEFORE TAXATION	395,575	241,712
PROFIT OR LOSS AFTER TAXATION	313,942	187,293
DIVIDEND PROPOSED		
DIVIDEND PAID	362,199	304,421

* In accordance with IFRS

ALPHA BANK

STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	JUNE 30, 2008	JUNE 30, 2007
TURNOVER *	2,209,535	1,567,361
PROFIT OR LOSS BEFORE TAXATION	395,575	241,712
PROFIT OR LOSS AFTER TAXATION	313,942	187,293
DIVIDEND PROPOSED		
DIVIDEND PAID	362,199	304,421

* In accordance with IFRS

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	JUNE 30, 2008	JUNE 30, 2007
TURNOVER *	2,209,535	1,567,361
PROFIT OR LOSS BEFORE TAXATION	395,575	241,712
PROFIT OR LOSS AFTER TAXATION	313,942	187,293
DIVIDEND PROPOSED		
DIVIDEND PAID	362,199	304,421

* In accordance with IFRS

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	JUNE 30, 2008	JUNE 30, 2007
TURNOVER *	2,209,535	1,567,361
PROFIT OR LOSS BEFORE TAXATION	395,575	241,712
PROFIT OR LOSS AFTER TAXATION	313,942	187,293
DIVIDEND PROPOSED		
DIVIDEND PAID	362,199	304,421

* In accordance with IFRS

ALPHA BANK
STANDALONE FIGURES ACCORDING TO LISTING RULE 23.77

amounts in thousands of Euro

	JUNE 30, 2008	JUNE 30, 2007
TURNOVER *	2,209,535	1,567,361
PROFIT OR LOSS BEFORE TAXATION	395,575	241,712
PROFIT OR LOSS AFTER TAXATION	313,942	187,293
DIVIDEND PROPOSED		
DIVIDEND PAID	362,199	304,421

* In accordance with IFRS

ALPHA BANK

SEMI-ANNUAL FINANCIAL REPORT

For the period from 1st January to 30th June 2008

(In accordance with the Law 3556/2007)

Athens,

26 August 2008

TABLE OF CONTENTS

Additional information

STATEMENT BY THE MEMBERS OF THE BOARD OF DIRECTORS

(In accordance with article 5 paragraph 2 of Law 3556/2007)

To the best of our knowledge, the Interim Financial Statements that have been prepared in accordance with the applicable International Financial Reporting Standards, give a true view of the assets, liabilities, equity and financial performance of Alpha Bank A.E. and of the group of companies included in the consolidated financial statements taken as a whole, as provided in article 5 paragraphs 3-5 of Law 3556/2007, and the Board of Directors' semi-annual management report presents fairly the information required by article 5 paragraph 6 of Law 3556/2007 and the related decisions of the Hellenic Capital Market Commission.

Athens, 26 August 2008

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No I 166670	MARINOS S. YANNOPOULOS I.D. No N 308546

BOARD OF DIRECTORS' SEMI-ANNUAL MANAGEMENT REPORT

During the first semester of 2008 the operations and the financial performance of the Bank in Greece and abroad remained at a satisfactory level despite the unstable global capital market environment, the significant increase in oil and food prices, the raising inflationary pressure, and the slowdown in economic growth globally.

Specifically, the severe credit turmoil that started in July 2007 in the high risk US subprime mortgage loans has expanded to the corporate bond markets and to the international capital markets as a whole. As a result of this crisis many of the largest credit institutions have written off a significant portion of their assets, due to valuation losses arising in the unstable subprime mortgage loans and other structured derivatives. These credit institutions were forced to raise an equivalent amount of capital to increase their capital adequacy ratio, in the deteriorating capital market environment.

On the other hand, the turmoil has further resulted in a liquidity crisis in the interbank markets, with the expansion of counterparty risk among financial institutions. The liquidity risk in the interbank markets was not improved despite the intense efforts of the Central Banks. Through the acceptance in the discount window of a wide range of financial instruments, Central Banks are attempting to provide financing to all credit institutions. These financial instruments include not only government bonds but also high-rated securitized mortgage loans which comprise a significant part of bank assets. Despite this, the significant expansion of spreads in interbank markets is not declining, resulting in much higher interbank than official rates, and much higher cost of funding for the banks.

The financial crisis coincided with substantial increases in oil and food prices that aggravated inflation rates and inflationary expectations in the USA and Europe. These events contributed in maintaining long term interest rates at rather high levels, despite the growth slowdown in the USA and in Europe, and which also restricted the Central Banks from implementing a more resilient monetary policy. As a result, growth in USA has decreased dramatically, while in the Euro Zone and Japan for the second quarter of 2008, growth rates were negative. In any event, the significant decrease in oil and food prices from July 2008, the recovery and stability of the dollar and the small decrease of Euro initiate an improved outlook for the economies within the next quarters. This will facilitate the improvement in mortgage loan markets both in the US and other countries which ultimately should result in satisfactory growth everywhere.

A year after the turmoil started, the stability of the markets is expected to be gradually restored in the next quarters, as tackling the above mentioned problems seem to be at an advanced stage.

It is encouraging that, in the current economic environment, emerging economies including the countries of Southeastern Europe in which Greek financial institutions have had a significant presence during the last years, do not seem to have been affected from the global financial crisis and the severe increase in oil and food prices. Certainly, many of these countries have been negatively affected from the increase of inflation and the current account deficits mainly due to the increase in oil and food prices. Due to these circumstances, many Central Banks in the area have significantly increased interest rates. The emerging economies of Europe, South Eastern Asia and South America are vital for sustaining world development at a satisfactory level of around 4% in 2008.

Also, it is satisfactory that the Greek economy continued growing despite the deceleration of growth at 3.5% in the first semester of 2008 after a long period of dynamic growth with an annual average rate of 4.1% during the last decade. Growth in Greece is expected to continue during the period for 2008-2010 with an annual average rate above 3.6% based on strong investment growth and improvement in the current account deficit.

Rapid growth in Greece and Southeastern Europe implies a continuation of the dynamic development of Greek banking sector in 2008 despite the credit crunch crisis in many European countries and in the USA. The Greek banks which were not affected by the current turmoil in the international capital market are successfully pursuing expansion in the Southeast European region. The expansion in these countries is taking into consideration the macroeconomic environment and other risk factors that exist in the region, such as the negative effect of the ongoing crisis in the international financial markets and risks arising from higher prices in oil and food. High growth in the majority of these countries in the first half of 2008 proves that they can surpass the obstacles of the economic crisis. On the other hand,

the recent reduction of oil and food prices during July-August 2008 and the recovery of agricultural production of 2008 set the basis for a significant deceleration of inflation in these countries by the end of the year.

Amidst the continued turbulence in the international market, Alpha Bank Group grew its balance sheet by 10.4% as a result of strong loan growth by 27.8% and customer funds by 18%. The strong business development of the Bank is evidenced by the increased market share in various segments in Greece and in other Southeastern European countries.

The Bank maintains its long term leading position of corporate loans in Greece which is enhanced by the expansion of services to medium size enterprises as a result of the new centralized management relations scheme that has been utilized through the establishment of 10 new business centers. On an annual basis, at the end of June 2008 corporate loans in Greece increased by 14.3%. Alpha Bank has the second and the third market share position of mortgages and consumer loans within Greece with an estimated market share of approximately 14.4% and 13.1% respectively. At the end of June 2008, the increase of mortgages and consumer loans reached 16.5% and 24.1% respectively, reflecting the Bank's dynamic growth in the retail sector.

In Southeastern Europe, where business activities are mainly focused on organic expansion, growth during the first semester of 2008 remained satisfactory. By continuously increasing market share in these countries, Alpha Bank is becoming a leading financial institution in the Southeast European region. In Cyprus, Romania and Albania, Alpha Bank is ranked among the five largest financial institutions while in Bulgaria, Serbia and FYROM among the top ten banks. In the region of Southeastern Europe excluding Greece the total market share that the Bank holds is above 8%, whereas at the end of June 2008, lending growth continued to be significantly higher than the market's, reaching 73.6%.

The improvement of Bank's position within Greece and in other Southeastern European countries is supported by the establishment of new branches. The Greek branch network was significantly strengthened with the establishment of 21 new branches bringing total branches to 415. In Southeastern Europe 142 new branches have been established during the past 12 months bringing the total number to 447 branches.

During the first semester of 2008 the Bank acquired 93.3% of the newly established Ukrainian Astra Bank OJSC. With this acquisition, the Bank establishes a presence in a highly developing market, in one of the largest and most significant countries in Southeastern Europe, aiming at strengthening its presence in the Ukrainian banking sector and increasing its size.

On the other hand, net profit amounted to € 414 million, an increase of 11% compared to the profit from continuing operations of the first semester of 2007. Specifically, net interest income increased by 19% compared to the first semester of 2007, while the margin increased steadily to 3.2%.

Net commission income recorded an increase of 5% and total income increased by 15%, representing primarily recurring income.

Despite the expansion in the markets of Southeastern Europe, the establishment of many new branches and the expenses that inevitably result, the increase in expenses for the first semester is contained to 13% resulting in a cost /income ratio of 45.3%.

The impairment losses and the provisions for credit risk amount to 0.6% of total loans in the first semester, whereas the allowance for impairment reached 2%.

Shareholders' equity amounted at € 4.2 billion representing an increase on an annual basis of 9.6%, with a return on equity of 25%.

The capital adequacy has been preserved at high levels, resulting in a capital adequacy ratio of 11.4% and core Tier 1 ratio of 8.9%. Capital adequacy from 1 January 2008 is calculated under the new regulatory framework (Basel II), which has been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

At the end of the semester, Alpha Bank sold part of its treasury shares representing 4% of total share capital to "Paramount Services Holding Limited", an investment fund that represents the most prominent family in Qatar. The objective of this transaction is to offer value to the Bank and its shareholders by enabling Alpha Bank to accomplish its goals and to play a leading role in the wider region of Southeastern Europe.

On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of American Law, which will be offered to institutional investors. Issuer of the notes will be Alpha Group Jersey Limited a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded on the Luxembourg Stock Exchange.

On 18 July 2008, two covered bonds issues were completed according to paragraph 91 of Law 3601/2007 and P.D./BoG 2598/2.11.2007 through the Bank's subsidiary Alpha Covered Bond Plc. Each covered bond issue amounts to € 1 billion, has three and five year duration respectively, and is guaranteed by the Bank and covered with mortgage loans. These bonds which have been rated as AAA from the three international credit rating agencies (Standard & Poor's, Moody's and Fitch), will be sold to institutional investors and will be placed as collateral for monetary policy purposes to the Bank of Greece.

The above imply a positive outlook for a continuous growth for the second semester of 2008 and for the following years. Certainly, there are still risks, basically due to potential unfavorable geopolitical conditions or due to a potential lengthening of the crisis in the international financial system.

In order to manage these risks, Alpha Bank has established a systematic and strict methodology framework and systems which is constantly being improved in order to minimize any potential negative consequences of those risks in its operation and financial results. This framework and its effectiveness are reviewed on a frequent basis, in order to be in accordance with international best practices. However, risks undertaken by the Bank are controllable, measurable and within the stated limits.

Finally, as far as related party transactions are concerned, they are performed at arms length and are disclosed in the notes of the Interim Financial Statements, which are presented in the following chapters and are not considered material given the Bank's size.

Athens, 26 August 2008

THE CHAIRMAN
OF THE BOARD OF DIRECTORS

YIANNIS S. COSTOPOULOS
I.D. NO X661480

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS AT 30.6.2008

Interim Consolidated Income Statement

(Thousands of Euro)

	Note	From 1 January to 30.6.2008	From 1 January to 30.6.2007	From 1 April to 30.6.2008	From 1 April to 30.6.2007
Interest and similar income		2,076,052	1,583,807	1,071,211	818,716
Interest expense and similar charges		(1,178,217)	(831,341)	(615,360)	(428,389)
Net interest income		897,835	752,466	455,851	390,327
Fee and commission income		263,651	239,779	139,210	123,511
Commission expense		(29,827)	(18,067)	(20,664)	(9,267)
Net fee and commission income		233,824	221,712	118,546	114,244
Dividend income		2,357	2,210	2,110	1,827
Gains less losses on financial transactions		40,297	40,598	23,229	10,670
Other income		40,818	38,323	24,502	18,534
		83,472	81,131	49,841	31,031
Total income		**1,215,131**	**1,055,309**	**624,238**	**535,602**
Staff costs		(285,250)	(258,683)	(145,965)	(131,378)
General administrative expenses		(221,177)	(189,698)	(117,989)	(101,046)
Depreciation and amortization expenses	7,8,9	(42,180)	(35,108)	(21,898)	(18,241)
Other expenses		(1,656)	(1,734)	(873)	(1,069)
Total expenses		**(550,263)**	**(485,223)**	**(286,725)**	**(251,734)**
Impairment losses and provisions for credit risk	2	(141,956)	(102,601)	(74,372)	(40,218)
Share of profit/(loss) of associates		21	1,254	(85)	1,298
Profit before income tax		**522,933**	**468,739**	**263,056**	**244,948**
Income tax	3	(108,081)	(94,635)	(53,333)	(45,426)
Profit after income tax from continuing operations		**414,852**	**374,104**	**209,723**	**199,522**
Profit after income tax from discontinued operations	4		80,388		(1,409)
Profit after income tax		**414,852**	**454,492**	**209,723**	**198,113**
Profit attributable to:					
Equity holders of the Bank		**414,132**	**453,966**	**209,101**	**197,826**
Minority interest		720	526	622	287
Earnings per share:	5				
From continuing and discontinued operations					
Basic (€ per share)		1.03	1.12	0.52	0.49
Diluted (€ per share)		1.03	1.11	0.52	0.49
From continuing operations					
Basic (€ per share)		1.03	0.92	0.52	0.49
Diluted (€ per share)		1.03	0.92	0.52	0.49

The attached notes (pages 17-41) form an integral part of these interim consolidated financial statements.

Interim Consolidated Balance Sheet

(Thousands of Euro)

	Note	30.6.2008	31.12.2007
ASSETS			
Cash and balances with Central Banks		3,036,802	3,263,612
Due from banks		2,907,303	3,509,696
Financial assets at fair value through profit or loss		65,201	266,047
Derivative financial assets		545,754	383,432
Loans and advances to customers	6	46,759,296	42,072,071
Investment securities			
- Available for sale		1,873,267	3,156,901
Investments in associates		52,285	5,320
Investment property	7	73,568	73,560
Property, plant and equipment	8	1,212,262	1,173,275
Goodwill and other intangible assets	9	142,109	134,497
Deferred tax assets		191,649	170,257
Other assets		710,723	385,676
		57,570,219	54,594,344
Non-current assets held for sale	10	47,919	89,945
Total Assets		**57,618,138**	**54,684,289**
LIABILITIES			
Due to banks		4,526,425	4,437,736
Derivative financial liabilities		514,353	384,139
Due to customers (including debt securities in issue)		37,520,989	34,665,158
Debt securities in issue held by institutional investors and other borrowed funds	11	8,819,865	9,189,297
Liabilities for current income tax and other taxes		125,850	158,797
Deferred tax liabilities		153,306	94,807
Employee defined benefit obligations		44,076	42,019
Other liabilities		1,619,476	1,323,554
Provisions	12	97,489	95,935
		53,421,829	50,391,442
Liabilities related to non-current assets held for sale	10		1,583
Total Liabilities		**53,421,829**	**50,393,025**
EQUITY			
Equity attributable to equity holders of the Bank			
Share Capital	13	1,931,590	1,602,809
Share premium	13		184,033
Reserves		451,116	445,662
Retained earnings	13	888,134	1,138,195
Treasury shares	13	(1,737)	(188)
		3,269,103	3,370,511
Minority interest		**39,794**	**32,859**
Hybrid securities		**887,412**	**887,894**
Total Equity		**4,196,309**	**4,291,264**
Total Liabilities and Equity		**57,618,138**	**54,684,289**

The attached notes (pages 17-41) form an integral part of these interim consolidated financial statements.

Interim Consolidated Statement of Changes in Equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2007	**1,591,286**	**127,961**	**349,121**	**686,018**	**(14,653)**	**2,739,733**	**44,280**	**829,654**	**3,613,667**
Changes for the period 1.1-30.6.2007									
Net change in fair value of available for sale securities			(24,476)			(24,476)			(24,476)
Net change in fair value of available for sale securities transferred to income statement from sales			134,710			134,710			134,710
Exchange differences on translating foreign operations			(2,365)			(2,365)			(2,365)
Net income recognized directly in equity			107,869			107,869			107,869
Profit for the period after income tax				453,966		453,966	526		454,492
Total			**107,869**	**453,966**		**561,835**	**526**		**562,361**
Purchases, sales and change of ownership interests in subsidiaries				27		27	(14,353)		(14,326)
Purchases/sales of treasury shares and hybrid securities				(15,151)	(29,094)	(44,245)		58,030	13,785
Recognition of employee share options			4,247			4,247			4,247
Dividends distributed to equity holders of the Bank and minority interest				(304,421)		(304,421)	(1,077)		(305,498)
Dividends paid to hybrid securities holders				(42,257)		(42,257)			(42,257)
Appropriation to reserves			18,005	(18,005)					
Other				(1,760)		(1,760)			(1,760)
Balance 30.6.2007	**1,591,286**	**127,961**	**479,242**	**758,417**	**(43,747)**	**2,913,159**	**29,376**	**887,684**	**3,830,219**

Interim Consolidated Statement of Changes in Equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.7.2007	**1,591,286**	**127,961**	**479,242**	**758,417**	**(43,747)**	**2,913,159**	**29,376**	**887,684**	**3,830,219**
Changes for the period 1.7-31.12.2007									
Net change in fair value of available for sale securities			(14,137)			(14,137)			(14,137)
Net change in fair value of available for sale securities transferred to income statement from sales			(11,656)			(11,656)			(11,656)
Exchange differences on translating foreign operations			2,433			2,433			2,433
Net income recognized directly in equity			(23,360)			(23,360)			(23,360)
Profit for the period after income tax				396,069		396,069	525		396,594
Total			**(23,360)**	**396,069**		**372,709**	**525**		**373,234**
Purchases, sales and change of ownership interests in subsidiaries				(3,640)		(3,640)	2,958		(682)
Purchases/sales of treasury shares and hybrid securities				(3,046)	43,559	40,513		210	40,723
Recognition of employee share options			15,240			15,240			15,240
Exercise of employee share options		25,477	(25,477)						
Issue of new shares due to share options exercise	11,523	30,595				42,118			42,118
Dividends paid to hybrid securities holders				(10,739)		(10,739)			(10,739)
Transfer to statutory reserve			(36,827)	36,827					
Appropriation to reserves			36,844	(36,844)					
Other				1,151		1,151			1,151
Balance 31.12.2007	**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**

Interim Consolidated Statement of Changes in Equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interest	Hybrid securities	Total equity
Balance 1.1.2008	**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**
Changes for the period 1.1-30.6.2008									
Net change in fair value of available for sale securities (after taxes)			(39,645)			(39,645)			(39,645)
Net change in fair value of available for sale securities transferred to income statement from sales			(595)			(595)			(595)
Exchange differences on translating foreign operations			(1,953)	(765)		(2,718)			(2,718)
Net income recognized directly in equity			(42,193)	(765)		(42,958)			(42,958)
Profit for the period after income tax				414,132		414,132	720		414,852
Total			**(42,193)**	**413,367**		**371,174**	**720**		**371,894**
Share capital increase by capitalization of share premium and retained earnings (note 13a)	328,781	(184,033)		(144,748)					
Purchases, sales and change of ownership interests in subsidiaries				(2,972)		(2,972)	6,747		3,775
Purchases/sales of treasury shares and hybrid securities				(54,368)	(1,549)	(55,917)		(482)	(56,399)
Dividends distributed to equity holders of the Bank and minority interest (note 13b)				(362,199)		(362,199)	(532)		(362,731)
Dividends paid to hybrid securities holders				(47,022)		(47,022)			(47,022)
Appropriation to reserves			47,647	(47,647)					
Other				(4,472)		(4,472)			(4,472)
Balance 30.6.2008	**1,931,590**		**451,116**	**888,134**	**(1,737)**	**3,269,103**	**39,794**	**887,412**	**4,196,309**

The attached notes (pages 17-41) form an integral part of these interim consolidated financial statements.

Interim Consolidated Cash Flow Statement

(Thousands of Euro)

	Note	From 1 January to 30.6.2008	30.6.2007
Cash flows from operating activities			
Profit before income tax		522,933	468,739
Adjustments for:			
Depreciation of property, plant and equipment	7, 8	28,420	24,289
Amortization of intangible assets	9	13,760	10,819
Impairment losses from loans and provisions		150,412	102,837
Other adjustments		(5,574)	4,247
(Gains)/losses from investing activities		(11,463)	26,294
(Gains)/losses from financing activities		20,093	27,286
Share of (profit)/loss of associates		(21)	(1,254)
		718,560	**663,257**
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		149,184	(599,243)
Financial assets at fair value through profit or loss and derivative financial assets		38,524	(109,829)
Loans and advances to customers		(4,874,750)	(4,483,061)
Other assets		(28,841)	(389,356)
Net increase /(decrease) in liabilities relating to operating activities			
Due to banks		83,311	(2,089,613)
Derivative financial liabilities		130,214	183,615
Due to customers		2,580,387	3,658,908
Other liabilities		337,072	592,651
Net cash flows from operating activities before taxes		(866,339)	(2,572,671)
Income taxes and other taxes paid		(97,876)	(75,385)
Net cash flows from continuing operating activities		**(964,215)**	**(2,648,056)**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(195,737)	(14,314)
Proceeds from sale of investments in subsidiaries and associates		1,694	-
Dividends received		2,504	2,210
Purchase of property, plant and equipment		(91,908)	(61,268)
Disposal of property, plant and equipment		20,577	14,741
Net (increase)/decrease in investment securities		1,354,474	4,549,533
Net cash flows from continuing investing activities		**1,091,604**	**4,490,902**
Cash flows from financing activities			
Expenses of share capital increase		(2,204)	
Dividends paid		(360,111)	(302,627)
(Purchase)/sale of treasury shares		(335,945)	(29,094)
Proceeds from the issue of loans		100,000	547,979
Repayment of loans		(174,271)	(367,765)
(Purchases)/sales of hybrid securities		(501)	42,879
Dividends paid to hybrid securities holders		(47,022)	(42,257)
Net cash flows from continuing financing activities		**(820,054)**	**(150,885)**
Effect of exchange rate fluctuations on cash and cash equivalents		**(1,991)**	**(2,365)**
Net increase/(decrease) in cash and cash equivalents from continuing activities		**(694,656)**	**1,689,596**
Net cash flows from discontinued operating activities			
Net cash flows from discontinued investing activities			160,700
Net cash flows from discontinued financing activities			
Net increase/(decrease) in cash and cash equivalents from discontinued activities			**160,700**
Cash and cash equivalents at the beginning of the period		**3,792,031**	**4,575,831**
Cash and cash equivalents at the end of the period		**3,097,375**	**6,426,127**

The attached notes (pages 17-41) form an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

GENERAL INFORMATION

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as:

- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. The Bank's registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme with registration number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's purpose is to provide banking services in Greece and abroad.

The term of the Board of Directors, elected by the shareholders at the general meeting of 19 April 2005, ends in 2010.

The General Meeting of Shareholders on 3 April 2008 approved the resolution to increase the number of the Directors from 14 to 15, as set out in the Bank's Articles of Incorporation and elected Mrs. Ioanna E. Papadopoulou as a non-executive member. It also elected Mr. Minas G. Tanes and Mr. George E. Agouridis as non-executive independent members.

The Board of Directors as at 30 June 2008 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non-Executive Independent Member)
Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas*
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */***
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

Member of the Audit Committee
** *Member of the Remuneration Committee*
*** *Member of the Risk Management Committee*

The certified auditors of the semi-annual and year end financial statements are:

Principal Auditors: Marios T. Kyriacou

Nick E. Vouniseas

Substitute Auditors: Charalambos G. Sirounis

Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed in the Athens Stock Exchange since 1925. As at 30 June 2008 Alpha Bank was ranked third in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 30 June 2008 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first semester of 2008 amounted to an average of 1,404,761 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

The financial statements have been approved by the Board of Directors on 26 August 2008.

ACCOUNTING POLICIES APPLIED

1. Basis of presentation

The Group has prepared the condensed interim financial statements as at 30 June 2008 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Financial assets at fair value through profit or loss
- Derivative financial instruments
- Available for sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies applied by the Group in preparing the condensed interim financial statements as at 30 June 2008, are consistent with those stated in the published financial statements for the year ended 31 December 2007 after taking into account the interpretation 11 "IFRS 2 – Group and Treasury Share Transactions", issued by the International Accounting Standards Board (IASB), adopted by the European Union and is effective for annual periods beginning on or after 1.1.2008. The adoption of this interpretation did not have a substantial impact on the Group's financial statements.

The adoption by the European Union, by 31 December 2008, of new standards, interpretations or amendments which have been issued or may be issued during the year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption for periods beginning on or after 1 January 2008, may retrospectively affect the periods presented in these interim financial statements.

INCOME STATEMENT

2. Impairment losses and provisions for credit risk

	From 1 January to		From 1 April to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Impairment losses on loans and advances to customers	151,661	121,378	95,352	40,657
Reversals of impairment losses from due from banks	(20)	(14)	(6)	(14)
Provisions to cover credit risk relating to off balance sheet items	1,562	(14,946)	(10,007)	
Recoveries	(11,247)	(3,817)	(10,967)	(425)
Total	141,956	102,601	74,372	40,218

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for fiscal year 2007 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed, at the current tax rate (25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax since it has been already taxed at the corporate level.

It should be noted that as all profits have been taxed, the dividends distributed to shareholders are free of tax.

The tax rates for 2007 and 2008 of the subsidiaries and the Bank's branches operating abroad are as follows:

	%
Cyprus	10
Bulgaria	10
Serbia	10
Romania	16
Jersey	20
Ukraine	25
Luxembourg	29.63

For the countries mentioned below the annual tax rates are as follows:

	Fiscal year 2007	Fiscal year 2008
	%	%
FYROM	12	10
Albania	20	10
United Kingdom	30	28

The income tax expense is analysed as follows:

	From 1 January to		From 1 April to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Current tax	64,928	68,347	40,972	31,612
Deferred tax	43,153	26,288	12,361	13,814
Total	108,081	94,635	53,333	45,426

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 April to	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Depreciation and fixed asset write-offs	1,644	4,761	473	1,753
Valuation of loans	(17,753)	(7,654)	(31,974)	(5,430)
Suspension of interest accruals	18,681	12,381	9,556	5,214
Loans impairment	2,848	5,852	(2,650)	6,259
Employee defined benefit obligations	(216)	253	(67)	119
Liabilities to E.T.A.T. (Common Insurance Fund of Bank Employees)	14,282		(1,269)	
Valuation of derivatives	12,276	(2,538)	28,229	(3,103)
Effective interest rate	4,634	736	2,357	368
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	4,689	10,551	6,162	7,334
Valuation of bonds	198		(1,840)	
Valuation of other securities	(5,634)		(855)	
Carry forward of unused tax losses	894	(77)	1,090	246
Other temporary differences	6,610	2,023	3,149	1,054
Total	**43,153**	**26,288**	**12,361**	**13,814**

The temporary differences attributable to the valuation of bonds and other securities are due to the tax imposed according to Law 3634/2008.

Reconciliation of effective and nominal tax rate:

	From 1 January to				From 1 April to			
	30.6.2008		**30.6.2007**		**30.6.2008**		**30.6.2007**	
	%		%		%		%	
Profit before income tax		**522,933**		**468,739**		**263,056**		**244,948**
Income tax (nominal tax rate)	23.26*	121,633	23.52*	110,247	23.04	60,608	25.94	63,531
Increase/(decrease) due to:								
Additional tax on rental income of fixed assets	0.04	226	0.02	92	0.05	124	(0.17)	(415)
Non taxable income	(3.28)	(17,181)	(4.69)	(21,962)	(6.08)	(15,982)	(6.24)	(15,292)
Non deductible expenses	0.76	4,004	0.43	2,008	0.47	1,241	(0.01)	(36)
Part of profit relating to non taxable income			(0.09)	(438)			(0.16)	(386)
Part of profit relating to distributable income			0.07	326			0.11	267
Differences carried forward	(0.04)	(217)	0.04	184	(0.08)	(217)	0.08	184
Other	(0.07)	(384)	0.89	4,178	2.87	7,559	(0.99)	(2,427)
Income tax (effective tax rate)	20.67	108,081	20.19	94,635	20.27	53,333	18.56	45,426

* The applicable income tax rate of 23.26% for 2008 and 23.52% for 2007 is the weighted average nominal tax rate based on the nominal income tax rate and the profit before tax of each of the Group's subsidiaries.

4. Profit after income tax from discontinued operations

On 23.3.2007, the sale of 99.57% of the shares of the subsidiary Alpha Insurance A.E. to AXA, an insurance company which is the worldwide leader in financial protection was completed.

Alpha Bank and AXA also signed a long term exclusive bankassurance agreement for the distribution of AXA products through the extensive branch network of the Bank.

The results of Alpha Insurance A.E. which had been classified as a discontinued operation for the period 1.1.2007 up to 23.3.2007 and the profit from the sale are included in caption "profit after income tax from discontinued operations" and are analyzed as follows:

	From 1 January to 30.6.2007	From 1 April to 30.6.2007
Income		
Net interest income	860	
Net fee and commission income	409	
Other income (premiums etc.)	3,573	
Total income	**4,842**	
Expenses		
Staff costs	(2,338)	
General administrative expenses	(1,583)	
Depreciation and amortization expenses	(239)	
Total expenses	**(4,160)**	
Profit/(losses) before income tax	**682**	
Income tax	(421)	
Profit/(losses) after income tax	**261**	
Profit from the disposal of Alpha Insurance A.E.	**80,127**	**(1,409)**
Profit after income tax from discontinued operations	**80,388**	**(1,409)**

5. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held by the companies of the Group, during the period.

	From 1 January to		From 1 April to	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	414,132	453,966	209,101	197,826
Weighted average number of outstanding ordinary shares	402,973,756	406,353,824	398,749,246	405,884,184
Basic earnings per share from continuing and discontinued operations (in €)	1.03	1.12	0.52	0.49

	From 1 January to		From 1 April to	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Profit attributable to equity holders of the Bank from continuing operations	414,132	373,578	209,101	199,235
Weighted average number of outstanding ordinary shares	402,973,756	406,353,824	398,749,246	405,884,184
Basic earnings per share from continuing operations (in €)	1.03	0.92	0.52	0.49

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank had a single category of dilutive potential ordinary shares resulting from a share options program exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and diluted earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 April to	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Profit attributable to equity holders of the Bank from continuing and discontinued operations	414,132	453,966	209,101	197,826
Weighted average number of outstanding ordinary shares	402,973,756	406,353,824	398,749,246	405,884,184
Adjustment for share options		935,315		1,120,334
Weighted average number of outstanding ordinary shares for diluted earnings per share	402,973,756	407,289,139	398,749,246	407,004,518
Diluted earnings per share from continuing and discontinued operations (in €)	1.03	1.11	0.52	0.49

	From 1 January to		From 1 April to	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Profit attributable to equity holders of the Bank from continuing operations	414,132	373,578	209,101	199,235
Weighted average number of outstanding ordinary shares	402,973,756	406,353,824	398,749,246	405,884,184
Adjustment for share options		935,315		1,120,334
Weighted average number of outstanding ordinary shares for diluted earnings per share	402,973,756	407,289,139	398,749,246	407,004,518
Diluted earnings per share from continuing operations (in €)	1.03	0.92	0.52	0.49

ASSETS

6. Loans and advances to customers

	30.6.2008	31.12.2007
Individuals:		
Mortgages	12,508,228	11,186,669
Consumer	4,161,632	3,606,631
Credit cards	1,188,456	1,092,863
Other	122,654	146,762
Total	17,980,970	16,032,925
Companies:		
Corporate loans	27,481,758	24,771,065
Leasing	1,407,947	1,338,340
Factoring	500,043	532,640
Total	29,389,748	26,642,045
Receivables from insurance and re-insurance activities	9,836	9,494
Other receivables	253,443	228,201
	47,633,997	**42,912,665**
Less:		
Allowance for impairment losses *	(874,701)	(840,594)
Total	46,759,296	42,072,071

Allowance for impairment losses

Balance 1.1.2007	**977,249**
Changes for the period 1.1. – 30.6.2007	
Change in present value of impairment reserve	28,811
Foreign exchange differences	(3,558)
Impairment losses for the period (note 2)	121,378
Loans written-off during the period	(226,841)
Balance 30.6.2007	**897,039**
Changes for the period 1.7. – 31.12.2007	
Transfer of impairment of assets classified as held for sale	(57)
Change in present value of impairment reserve	12,477
Foreign exchange differences	1,542
Impairment losses for the period	84,854
Loans written-off during the period	(155,261)
Balance 31.12.2007	**840,594**
Changes for the period 1.1. – 30.6.2008	
Change in present value of impairment reserve	19,591
Foreign exchange differences	250
Impairment losses for the period (note 2)	151,661
Loans written-off during the period	(137,395)
Balance 30.6.2008	**874,701**

** In addition to the allowance for impairment losses, an additional provision of € 47,491 (31.12.2007: € 45,929) has been recorded to cover credit risk relating to off-balance sheet items, as referred in note 12. The total provision recorded to cover credit risk amounts to €922,192 (31.12.2007: € 886,523).*

The receivables from finance leases are analyzed as follows:

	30.6.2008	31.12.2007
Up to 1 year	435,879	398,360
From 1 year up to 5 years	708,390	675,630
More than 5 years	798,408	829,707
	1,942,677	**1,903,697**
Unearned finance income	(534,730)	(565,357)
Total	**1,407,947**	**1,338,340**

The net amount of finance leases is analyzed as follows:

	30.6.2008	31.12.2007
Up to 1 year	353,273	316,096
From 1 year up to 5 years	493,600	456,249
More than 5 years	561,074	565,995
Total	**1,407,947**	**1,338,340**

7. Investment property

	Land and Buildings
Balance 1.1.2007	
Cost	34,948
Accumulated depreciation	(3,430)
Net book value 1.1.2007	31,518
1.1.2007-30.6.2007	
Net book value 1.1.2007	31,518
Foreign exchange differences	(145)
Additions	1,308
Disposals	(1,315)
Reclassifications	16,940
Depreciation charge for the period	(366)
Net book value 30.6.2007	47,940
Balance 30.6.2007	
Cost	52,497
Accumulated depreciation	(4,557)
1.7.2007-31.12.2007	
Net book value 1.7.2007	47,940
Foreign exchange differences	110
Additions	25,294
Disposals	835
Reclassifications	(312)
Depreciation charge for the period	(307)
Net book value 31.12.2007	73,560
Balance 31.12.2007	
Cost	78,526
Accumulated depreciation	(4,966)
1.1.2008-30.6.2008	
Net book value 1.1.2008	73,560
Foreign exchange differences	89
Additions	282
Reclassification to "Property, plant and equipment"	(33)
Depreciation charge for the period	(330)
Net book value 30.6.2008	73,568
Balance 30.6.2008	
Cost	78,753
Accumulated depreciation	(5,185)

8. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2007				
Cost	1,058,044	4,055	361,639	1,423,738
Accumulated depreciation	(209,573)	(1,963)	(276,206)	(487,742)
Net book value 1.1.2007	848,471	2,092	85,433	935,996
1.1.2007-30.6.2007				
Net book value 1.1.2007	848,471	2,092	85,433	935,996
Foreign exchange differences	258	136	864	1,258
Additions	22,537	914	16,901	40,352
Disposals	(1,099)		(4,097)	(5,196)
Reclassification to "Investment property"	(16,940)			(16,940)
Reclassification from "Non-current assets held for sale" [1]	42,405			42,405
Other reclassifications			(3)	(3)
Depreciation charge for the period	(10,404)	(329)	(13,057)	(23,790)
Net book value 30.6.2007	885,228	2,813	86,041	974,082
Balance 30.6.2007				
Cost	1,103,785	4,963	374,136	1,482,884
Accumulated depreciation	(218,557)	(2,150)	(288,095)	(508,802)
1.7.2007-31.12.2007				
Net book value 1.7.2007	885,228	2,813	86,041	974,082
Foreign exchange differences	(1,927)	(209)	(1,400)	(3,536)
Additions	42,177	833	20,947	63,957
Disposals	(4,336)		2,748	(1,588)
Additions from companies consolidated for first time in second semester of 2007	145,909		23,346	169,255
Reclassification to "Investment property"	312			312
Other reclassifications			(265)	(265)
Depreciation charge for the period [2]	(14,001)	(365)	(14,576)	(28,942)
Net book value 31.12.2007	1,053,362	3,072	116,841	1,173,275
Balance 31.12.2007				
Cost	1,283,906	5,414	414,199	1,703,519
Accumulated depreciation	(230,544)	(2,342)	(297,358)	(530,244)
1.1.2008-30.6.2008				
Net book value 1.1.2008	1,053,362	3,072	116,841	1,173,275
Foreign exchange differences	156	(30)	(305)	(179)
Additions	35,521		30,307	65,828
Disposals	(123)	(1,022)		(1,145)
Additions from companies consolidated for first time in first semester of 2008	1,465		1,125	2,590
Reclassification from "Investment property"	33			33
Other reclassifications	3,184	260	(3,494)	(50)
Depreciation charge for the period	(11,842)	(159)	(16,089)	(28,090)
Net book value 30.6.2008	1,081,756	2,121	128,385	1,212,262
Balance 30.6.2008				
Cost	1,324,269	3,205	440,780	1,768,254
Accumulated depreciation	(242,513)	(1,084)	(312,395)	(555,992)

[1] Property, plant and equipment amounting to € 42.4 million was reclassified from "Non-current assets held for sale" due to Bank's decision for own use.

[2] The depreciation charge for the period 1.7-31.12.2007 does not include an amount of € 1.1 million that concerns to depreciation of Hilton Rhodes Resort which was classified as "Non-current assets held for sale" (note 10).

9. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2007				
Cost	58,344	18,293	144,745	221,382
Accumulated amortization		(5,884)	(98,360)	(104,244)
Net book value 1.1.2007	58,344	12,409	46,385	117,138
1.1.2007-30.6.2007				
Net book value 1.1.2007	58,344	12,409	46,385	117,138
Foreign exchange differences	(1,439)	(75)	(113)	(1,627)
Additions			16,143	16,143
Disposals			(448)	(448)
Amortization charge for the period		(1,745)	(9,207)	(10,952)
Net book value 30.6.2007	56,905	10,589	52,760	120,254
Balance 30.6.2007				
Cost	56,905	18,752	160,564	236,221
Accumulated amortization		(8,163)	(107,804)	(115,967)
1.7.2007-31.12.2007				
Net book value 1.7.2007	56,905	10,589	52,760	120,254
Foreign exchange differences	1,103	220	(120)	1,203
Additions		5,340	19,341	24,681
Disposals			(472)	(472)
Reclassifications			268	268
Additions from companies consolidated for first time in second semester of 2007		1,333		1,333
Amortization charge for the period		(1,739)	(11,031)	(12,770)
Net book value 31.12.2007	58,008	15,743	60,746	134,497
Balance 31.12.2007				
Cost	58,008	25,785	181,273	265,066
Accumulated amortization		(10,042)	(120,527)	(130,569)
1.1.2008-30.6.2008				
Net book value 1.1.2008	58,008	15,743	60,746	134,497
Foreign exchange differences	861	52	(33)	880
Additions		4,680	14,161	18,841
Additions from companies consolidated for first time in the first semester of 2008*	1,551	1	49	1,601
Other reclassifications		(3,358)	3,408	50
Amortization charge for the period		(1,776)	(11,984)	(13,760)
Net book value 30.6.2008	60,420	15,342	66,347	142,109
Balance 30.6.2008				
Cost	60,420	27,147	198,981	286,548
Accumulated amortization		(11,805)	(132,634)	(144,439)

** The goodwill presented in the first semester of 2008 relates to the acquisition of 90% ownership interest of Astra Bank OJSC (note 19d).*

10. Non-current assets held for sale and related Liabilities

a. Fixed Assets

"Non-current assets held for sale" include land, buildings and office equipment amounting to € 47,919 (31.12.2007: € 55,221).

b. Other

As at 28.3.2008 Ionian Hotel Enterprises A.E. transferred the shares of the subsidiary Tourist Resort A.E., which owns the Rhodes Hotel Resort (note 19b).

The assets and liabilities of Hilton Rhodes Resort as at 31 December 2007 have been classified as "Non-current assets held for sale" and "Liabilities related to non-current assets held for sale" respectively and were as follows:

	31.12.2007
Non-current assets held for sale	
Cash and balances with Central Banks	38
Loans and advances to customers	1,336
Goodwill and other intangible assets	9
Property, plant and equipment	29,745
Deferred tax assets	3,319
Other assets	277
Total	**34,724**
Liabilities related to non-current assets held for sale	
Liabilities for current income tax and other taxes	39
Deferred tax liabilities	308
Other liabilities	970
Employee defined benefit obligations	266
Total	**1,583**

LIABILITIES

11. Debt securities in issue and other borrowed funds

Short term securities (ECP) [1]

Balance 1.1.2008	-
Changes for the period 1.1 – 30.6.2008	
New Issues	1,515,949
Maturities/Redemptions	(769,000)
Accrued interest	12,054
Foreign exchange differences	(152)
Balance 30.6.2008	758,851

Senior Debt securities

Balance 1.1.2008	**14,296,007**
Changes for the period 1.1 – 30.6.2008	
New issues [2]	4,776,894
(Purchases)/sales by Group companies	(3,266,687)
Maturities/Redemptions	(3,154,201)
Fair value change due to hedging	(14,314)
Accrued interest	(9,912)
Foreign exchange differences	(2,031)
Balance 30.6.2008	**12,625,756**

Subordinated debt

Balance 1.1.2008	**1,228,888**
Changes for the period 1.1 – 30.6.2008	
New issues [3]	100,000
(Purchases)/sales by Group companies	(20,160)
Maturities/Redemptions [4]	(100,000)
Fair value change due to hedging	(4,154)
Accrued interest	55
Foreign exchange differences	(1,667)
Balance 30.6.2008	1,202,962
Total	**14,587,569**

Of the above debt securities in issue an amount of € 5,767,704 (31.12.2007: € 6,335,598) held by Bank customers has been reclassified to "Due from customers". Therefore, the balance of "Debt securities in issue held by institutional investors and other borrowed funds" as at 30.6.2008 amounts to € 8,819,865 (31.12.2007: € 9,189,297).

(1) The Bank raises short term liquidity, through a Euro Commercial paper program amounting to total € 5 billion. Under this program commercial paper may be issued at a discount or may bear floating, fixed or index linked interest with 1 up to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.

The issues in Euro pay an average spread of 9 to 25 basis points over Euribor of the respective period.

The issues in US Dollars were set on from 14 to 42 basis points over Libor of the respective period.

(2) New senior debt issues amounting to € 3,960 million pay a Euribor floating rate, with a spread from 10 up to 50 basis points, depending on the duration of issue. Additionally, in new senior debt issues amounting to € 375 million, an embedded put option for the investor exists which bears Euribor plus variable spread. If the investor does not exercise the option, the spread may increase to a maximum between 40 and 120 basis points.

(3) On 30.5.2008 the subsidiary Alpha Bank Cyrus Ltd, issued subordinate debt securites (lower Tier II) amounting to € 100 million with a 10 year duration paying three month Euribor plus 180 basis points for the first 5 years. If Alpha Bank Cyprus Ltd does not redeem the security, the spread for the following years increases to 280 basis points.

(4) On 19 February 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.

12. Provisions

	30.6.2008	31.12.2007
Insurance reserves	42,170	41,561
Provisions to cover credit risk	47,491	45,929
Other provisions	7,828	8,445
Total	**97,489**	**95,935**

a. Insurance provisions

	30.6.2008	31.12.2007
Non-life insurance		
Unearned premiums	5,417	4,643
Outstanding claim reserves	6,217	5,780
Total	11,634	10,423
Life insurance		
Mathematical reserves	6,744	6,992
Outstanding claim reserves	1,163	1,325
Total	7,907	8,317
Reserves for investments held on behalf and at risk of life insurance policy holders	22,629	22,821
Total	**42,170**	**41,561**

b. Provisions to cover credit risk

Balance 1.1.2007	**14,946**
Changes for the period 1.1. – 30.6.2007	
Reversal of provision to cover credit risk relating to off-balance sheet items (note 2)	(14,946)
Balance 30.6.2007	-
Changes for the period 1.7. – 31.12.2007	
Provisions to cover credit risk relating to off-balance sheet items	45,929
Balance 31.12.2007	**45,929**
Changes for the period 1.1. – 30.6.2008	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	1,562
Balance 30.6.2008	**47,491**

c. Other provisions

Balance 1.1.2007	**11,432**
Changes for the period 1.1. – 30.6.2007	
Provisions charged to profit and loss	1,630
Provisions used during the period	(13)
Foreign exchange differences	(1,537)
Balance 30.6.2007	**11,512**
Changes for the period 1.7. – 31.12.2007	
Decrease of provision for contingent liabilities	(4,525)
Provisions used during the period	(5)
Foreign exchange differences	1,463
Balance 31.12.2007	**8,445**
Changes for the period 1.1. – 30.6.2008	
Provisions charged to profit and loss	2,713
Provisions used during the period	(2,736)
Foreign exchange differences	(594)
Balance 30.6.2008	**7,828**

EQUITY

13. Share capital, Retained earnings and Treasury shares

a) Share capital

The ordinary meeting of the shareholders held on 3 April 2008, approved the increase of the Bank's share capital by € 328,781 through the capitalization of the share premium reserve of € 184,033 and part of retained earnings of € 144,748, with an increase of the nominal value of each share from € 3.90 to € 4.70.

The Ministry of Development approved through the K2-5168/22.4.2008 decision, the amendment of article 5 of the Bank's Articles of Incorporation following the increase in its share capital.

Pursuant to the above, as at 30 June 2008 the Bank's share capital amounts to € 1,931,590, divided into 410,976,652 shares of a nominal value of € 4.70 each.

b) Retained earnings

On 15 April 2008 a dividend of € 0.90 per share was distributed amounting to a total of € 362,199, relating to the fiscal year 2007.

Bank's subsidiaries for the fiscal year of 2007 distributed a dividend to minority interest amounting to € 532.

c) Treasury shares

On 25 February 2008 Alpha Insurance Agents A.E., a wholly owned subsidiary of the Bank, completed the sale of 10,080 Bank's shares at total cost € 188 with a price of € 20.8 per share. The profit from the sale of the treasury shares amounted to € 21 was recognised directly to "Retained earnings".

The Bank pursuant to the decisions of prior years General Meetings of Shareholders, purchased during the first quarter of 2008, 8,123,677 treasury shares at a cost of € 167,551 (€ 20.63 per share).

Based on the decision of the general meeting of shareholders held on 3 April 2008 which approved the establishment of a share buy back program, for the period April 2008 - April 2010, the Bank acquired during the second quarter of 2008 8,399,014 treasury shares at a cost of € 175,591 (€ 20.91 per share).

On 30 June 2008, the Bank completed the sale of 16,439,066 treasury shares the cost of which amounted to € 341,405, through a private placement which represented 4% of its issued share capital. The result of the above transaction has been recognized directly to the Retained earnings account of equity.

As at 30 June 2008 the Bank holds 83,625 treasury shares with a cost of € 1,737 (€ 20.77 per share).

The number of treasury shares and the cost are analyzed as follows:

	Number of share	Cost	Percentage
Balance 31.12.2007	10,080	188	
Purchases 1.1-30.6.2008	16,522,691	343,142	4.02%
Sales 1.1-30.6.2008	(16,449,146)	(341,593)	(4.00%)
Balance 30.6.2008	**83,625**	**1,737**	**0.02%**

ADDITIONAL INFORMATION

14. Contingent liabilities and commitments

a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements or operations of the other companies of the Group.

However, the Group recorded a provision amounting to € 3.8 million for pending legal cases or issues in progress.

b) Tax issues

The Bank and the companies, Alpha Astika Akinita A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E., ABC Factors A.E. and Kafe Alpha A.E. have been audited by the tax authorities for the years up to and including 2005. Alpha Bank Romania S.A. and Alpha Insurance Agents A.E. have been audited up to and including 2006. Tax audits are in progress at Alpha Finance A.E.P.E.Y., Alpha Leasing A.E. and Alpha Private Investment Services A.E.P.E.Y. for fiscal years from 2003-2006, 2005-2006 and 2002-2007 respectively. The remaining companies of the Group have been audited by the tax authorities, for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) Operating leases

The Group's minimum future lease payments are:

	30.6.2008	31.12.2007
► Less than one year	42,189	30,894
► Between one and five years	129,378	92,662
► More than five years	111,657	79,219
Total	**283,224**	**202,775**

The Group's minimum future revenues are:

	30.6.2008	31.12.2007
► Less than one year	5,582	6,017
► Between one and five years	20,325	22,806
► More than five years	6,611	9,177
Total	**32,518**	**38,000**

d) Off balance sheet liabilities

	30.6.2008	31.12.2007
Letters of credit	230,879	48,014
Letters of guarantee	4,721,443	4,835,271
Credit commitments	19,150,351	17,573,361
Total	**24,102,673**	**22,456,646**

e) Assets pledged

	30.6.2008	31.12.2007
Loans to customers	964,490	800,490
Financial assets at fair value through profit or loss	5,000	
Investment securities	155,000	160,000
Total	1,124,490	960,490

The Bank has collaterized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act No 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act No 61/6.12.2006. The Bank of Greece accepts from 1.1.2007 as collateral for monetary policy purposes and intraday credit, non-marketable assets, which should meet the terms and conditions of the above act.

Financial assets at fair value through profit or loss are pledged as collateral to the clearing house of derivative transactions "ETESEP A.E." as a margin account insurance.

The investment securities are pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

15. Group consolidated companies

The consolidated financial statements apart from the parent company Alpha Bank include the following entities:

A. SUBSIDIARIES

Name	Country of Incorporation	Group's ownership interest % 30.6.2008	31.12.2007
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Cyprus Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank AD Skopje	FYROM	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank Srbija A.D.	Serbia	100.00	99.99
7. Astra Bank OJSC	Ukraine	93.33	
Leasing companies			
1. Alpha Leasing A.E.	Greece	100.00	100.00
2. Alpha Leasing Romania S.A.	Romania	99.99	99.99
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1. Alpha Finance A.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	U.S.A.	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Ventures A.E.	Greece	100.00	100.00
5. AEF European Capital Investments B.V.	The Netherlands		100.00
6. Alpha Ventures Capital Management	Greece	100.00	
Asset Management			
1. Alpha Asset Management A.E.D.A.K.	Greece	100.00	100.00
2. Alpha Private Investment Services A.E.P.E.Y	Greece	100.00	100.00
3. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance Agents A.E.	Greece	100.00	100.00
2. Alpha Insurance Ltd Cyprus	Cyprus	100.00	100.00
3. Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
4. ALPHALIFE A.A.E.Z.	Greece	100.00	100.00
Real estate and hotel			
1. Alpha Astika Akinita A.E.	Greece	85.76	84.10
2. Ionian Hotel Enterprises A.E.	Greece	95.89	94.81
3. Oceanos A.T.O.E.E.	Greece	100.00	100.00
4. Alpha Real Estate D.O.O. Beograd	Serbia	85.76	84.10
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	85.76	84.10
6. Tourist Resorts A.E.	Greece		94.81
7. Alpha Immovables Bulgaria E.O.O.D.	Boulgaria	85.76	84.10
Special purpose and holding entities			
1. Alpha Credit Group Plc	United Kingdom	100.00	100.00
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Alpha Group Investment Ltd	Cyprus	100.00	100.00
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Messana Holdings S.A.	Luxembourg	100.00	100.00
6. Ionian Equity Participations Ltd	Cyprus	100.00	100.00
Other companies			
1. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
2. Alpha Trustees Ltd	Cyprus	100.00	100.00
3. Flagbright Ltd	United Kingdom	100.00	100.00
4. Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5. Evremethea A.E.	Greece	100.00	100.00
6. Kafe Alpha A.E.	Greece	100.00	100.00
7. Ionian Supporting Services A.E.	Greece	100.00	100.00

B. JOINT VENTURES

Name	Country of Incorporation	Group's ownership interest % 30.6.2008	31.12.2007
1. Cardlink A.E.	Greece	50.00	50.00
2. APE Fixed Assets A.E.	Greece	60.10	60.10
3. APE Commercial Property A.E.	Greece	72.20	60.10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Turkey	50.00	50.00
5. APE Investment Property S.A.	Greece	67.42	67.42
6. Alpha-TANEO-AKES	Greece	51.00	

The subsidiaries are fully consolidated and the joint ventures are consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd, Alpha Bank Romania S.A. and Alpha Finance US Corporation through the use of FX swaps and interbank deposits in the functional currency of the above subsidiaries.

C. ASSOCIATES

Name	Country of Incorporation	Group's ownership interest % 30.6.2008	31.12.2007
1. Evisak A.E.	Greece	27.00	27.00
2. AEDEP Thessalias and Stereas Ellados	Greece	50.00	50.00
3. A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
4. EL.P.ET. Balcan S.A.	Greece	26.71	

The associates included in consolidated financial statements are measured under the equity method.

16. Segment reporting

(Amounts in million of €)

	1.1 - 30.6.2008						
	Group	**Retail Banking**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**South-Eastern Europe**	**Other**
Interest	897.8	551.0	167.2	8.4	12.9	156.4	1.9
Commission	233.8	85.3	42.1	37.9	24.5	44.8	(0.8)
Other income	83.5	7.2	5.3	0.9	18.9	28.8	22.4
Total income	**1,215.1**	**643.5**	**214.6**	**47.2**	**56.3**	**230.0**	**23.5**
Total expenses	**(550.3)**	**(286.5)**	**(59.1)**	**(26.8)**	**(19.9)**	**(129.8)**	**(28.2)**
Impairment	(141.9)	(96.6)	(30.7)		(0.1)	(14.5)	
Profit before income tax	**522.9**	**260.4**	**124.8**	**20.4**	**36.3**	**85.7**	**(4.7)**
Income tax	(108.1)						
Profit after income tax	**414.8**						

(Amounts in million of €)

	1.1 - 30.6.2007						
	Group	**Retail Banking**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**South-Eastern Europe**	**Other**
Interest	752.5	470.8	144.9	8.4	21.0	100.6	6.8
Commission	221.7	79.3	45.1	43.3	22.4	33.1	(1.5)
Other income	82.4	11.1	3.1	5.4	12.2	17.6	33.0
Total income	**1,056.6**	**561.2**	**193.1**	**57.1**	**55.6**	**151.3**	**38.3**
Total expenses	**(485.2)**	**(269.2)**	**(55.6)**	**(28.4)**	**(17.7)**	**(89.1)**	**(25.2)**
Impairment	(102.6)	(48.9)	(41.2)			(12.4)	(0.1)
Profit before income tax	**468.8**	**243.1**	**96.3**	**28.7**	**37.9**	**49.8**	**13.0**
Income tax	(94.6)						
Profit from discontinued operations	80.3						
Profit after income tax	**454.5**						

i. Retail Banking

Includes all individuals (retail banking customers) of the Bank, professionals, and small companies.

The Group through its extended branch network offers all types of deposit products (deposits / savings accounts, working capital / current accounts, investment facilities / term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Group offers working capital facilities, corporate loans, and letters of guarantees.

This sector also includes the leasing products which are offered through Alpha Leasing A.E. and factoring services to third parties through ABC Factors A.E.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through Group's private banking and Alpha Asset Management A.E.D.A.K.

In addition commissions are included due to the wide range of insurance products to individuals and companies offered through AXA Insurance which is the corporate successor of the subsidiary Alpha Insurance A.E.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized Group companies (Alpha Finance A.E.P.E.Y., Alpha Ventures A.E.). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South-Eastern Europe

Consists of the Bank's branches and subsidiaries of the Group operating in South-Eastern Europe.

vi. Other

This segment consists of the non-financial subsidiaries of the Group and Bank's income and expenses that are not related to its operating activities.

17. Capital adequacy

The Group's capital adequacy is monitored by the Bank of Greece to which the Bank reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Bank must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which have been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Group's regulatory own funds with the risks that the Group undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

(Amounts in millions of Euro)

	30.6.2008 Basel II	**31.12.2007 Basel I**
Risk-weighted assets from credit risk	41,221	39,950
Risk-weighted assets from market risk	892	553
Risk-weighted assets from operational risk	3,072	
Total risk-weighted assets	45,185	40,503
Upper Tier I capital	3,286	3,137
Tier I capital	4,036	3,890
Total Tier I + Tier II capital	5,152	5,043
Upper Tier I ratio	7.3%	7.7%
Tier I ratio	8.9%	9.6%
Capital adequacy ratio (Tier I + Tier II)	**11.4%**	**12.5%**

18. Related-party transactions

The Bank and the Group companies entered into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by the Group's relevant committees.

a. The outstanding balances of the transactions with members of the Board of Directors, their close family members and the controlled by them entities are as follows:

	30.6.2008	31.12.2007
Loans	164,624	39,951
Deposits	68,189	43,523
Debts securities in issue	25,030	9,009
Letters of guarantee	7,677	83

	From 1 January to	
	30.6.2008	30.6.2007
Interest and similar income	5,401	83
Interest and similar expense	1,715	892

b. The outstanding balances with associates and the related results of these transactions are as follows:

	30.6.2008	31.12.2007
Assets		
Loans and advances to customers	218	277
Liabilities		
Due to customers	13	26

	From 1 January to	
	30.6.2008	30.6.2007
Income		
Interest and similar income	10	20
Expenses		
Other expenses	1,786	1,573

c. The Group Companies' Board of Directors and Executive General Managers' fees recorded in the income statement for the A' semester of 2008 amounted to € 5,397 (A' semester 2007: € 6,264).

19. Acquisitions, sales of subsidiaries and other corporate events

a. According to Law 3606/2007, which incorporates in Greek Legislation the European's Parliament guidance MiFID (2004/2007) and after the relevant decision of the Extraordinary Shareholders' Meeting held on 14.12.2007 and the approval of the Ministry of Development on 11.2.2008, the name of Alpha Finance A.X.E.P.E.Y. was changed to Alpha Finance A.E.P.E.Y.

b. As at 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resort A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively. The sale resulted in a gain of € 1.5 million for the Group.

c. On 31.3.2008 the subsidiary AEF European Capital Investments B.V. was liquidated. No profit or loss resulted from the liquidation.

d. On 4 April 2008 the Bank acquired 90% of the newly established Ukrainian Bank Astra Bank OJSC at a cost of € 10.9 million. The Bank agreed with the founders of Astra Bank that they will hold a stake up to 10% of the share capital and will remain as executive members of management.

e. On 22.4.2008 the Bank's subsidiary Alpha Ventures A.E. sold its shares in BIOMAGN AMETVE. From the sale resulted a gain amounting to € 328 thousand.

f. On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. The issuer will be Alpha Group Jersey Limited a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange.

g. On 8 May 2008 the Bank participated in Alpha Bank Srbija A.D. share capital increase at the total amount of € 49.8 million.

h. On 9.5.2008 the subsidiary Alpha Ventures A.E. established the company Alpha Ventures Capital Management. Alpha Ventures Capital Management has the management of mutual fund ALPHA-TANEO-A.K.E.S., which was founded on 2.6.2008 and the Bank holds a 51% ownership interest.

i. On 21.5.2008 the Bank acquired 847 shares of APE Commercial Property. After the acquisition the Bank's interest in APE Commercial Property was 72.20%.

j. On 21.5.2008, the Group recognised its participation to the associate EL.P.ET. Balcan S.A. which was included in consolidated financial statements under the equity method.

k. On 30.6.2008 the Bank participated in Astra Bank OJSC share capital increase at the total amount of € 126.4 million plus expenses. After this share capital increase the Bank's interest is 93.33%.

20. Events after the balance sheet date

On 2 July 2008 Alpha Covered Bonds Plc was established in United Kingdom by the Bank which has 100% ownership interest. The primary activity of Alpha Covered Bonds Plc is the issue of covered bonds.

On 18 July 2008 the issuance of two covered bonds was completed according to paragraph 91 of Law 3601/2007 and P.D./BoG 2598/2.11.2007. Each covered bond issue amounts to € 1 billion, has three and five year duration respectively, is guaranteed by the Bank and collaterised with mortgage loans. These bonds received a AAA rating from the three international credit rating agencies (Standard & Poor's, Moody's and Fitch), will be sold to institutional investors and will be also placed as collateral for monetary policy purposes to the Bank of Greece.

Athens, 26 August 2008

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No I 166670	MARINOS S. YANNOPOULOS I.D. No N 308546	GEORGE N. KONTOS I.D. No AB 522299

INTERIM FINANCIAL STATEMENTS AS AT 30.6.2008

Interim Income Statement

(Thousands of Euro)

	Note	From 1 January to 30.6.2008	From 1 January to 30.6.2007	From 1 April to 30.6.2008	From 1 April to 30.6.2007
Interest and similar income		1,951,743	1,437,298	1,020,974	740,570
Interest expense and similar charges		(1,275,272)	(856,207)	(675,361)	(444,560)
Net interest income		676,471	581,091	345,613	296,010
Fee and commission income		158,896	167,663	80,831	88,718
Commission expense		(13,178)	(11,456)	(7,282)	(6,380)
Net fee and commission income		145,718	156,207	73,549	82,338
Dividend income		60,541	34,003	57,514	23,469
Gains less losses on financial transactions		25,302	(85,363)	(4,685)	1,285
Other income		13,053	13,760	9,345	4,342
		98,896	(37,600)	62,174	29,096
Total income		**921,085**	**699,698**	**481,336**	**407,444**
Staff costs		(203,917)	(192,876)	(104,674)	(97,389)
General administrative expenses		(163,183)	(151,793)	(84,183)	(80,191)
Depreciation and amortization expenses	6, 7, 8	(27,903)	(23,602)	(14,287)	(12,315)
Other expenses		(1,484)	(1,143)	(807)	(594)
Total expenses		**(396,487)**	**(369,414)**	**(203,951)**	**(190,489)**
Impairment losses and provisions for credit risk	2	(129,023)	(88,572)	(71,301)	(36,567)
Profit before income tax		**395,575**	**241,712**	**206,084**	**180,388**
Income tax	3	(81,633)	(54,419)	(36,618)	(40,421)
Profit after income tax		**313,942**	**187,293**	**169,466**	**139,967**
Earnings per share:	4				
Basic (€ per share)		0.78	0.46	0.42	0.34
Diluted (€ per share)		0.78	0.46	0.42	0.34

The attached notes (pages 48-67) form an integral part of these interim financial statements.

Interim Balance Sheet

	Note	30.6.2008	31.12.2007
		(Thousands of Euro)	
ASSETS			
Cash and balances with Central Banks		1,533,510	1,650,327
Due from banks		7,249,897	7,349,675
Financial assets at fair value through profit or loss		68,101	264,788
Derivative financial assets		546,969	384,466
Loans and advances to customers	5	38,615,143	35,267,874
Investment securities			
- Available for sale		8,184,318	6,300,377
Investments in subsidiaries, associates and joint ventures	17	1,814,939	1,626,100
Investment property	6	42,146	42,370
Property, plant and equipment	7	622,263	603,831
Goodwill and other intangible assets	8	56,934	55,836
Deferred tax assets		185,757	158,160
Other assets		593,922	280,626
		59,513,899	53,984,430
Non-current assets held for sale	9	47,404	54,706
Total Assets		**59,561,303**	**54,039,136**
LIABILITIES			
Due to banks		5,724,951	5,637,562
Derivative financial liabilities		516,786	383,129
Due to customers		26,303,296	23,334,888
Debt securities in issue and other borrowed funds	10	22,748,128	20,521,976
Liabilities for current income tax and other taxes		76,426	127,863
Deferred tax liabilities		138,316	82,960
Employee defined benefit obligations		3,700	3,733
Other liabilities		1,414,237	1,159,012
Provisions	11	50,600	47,796
Total Liabilities		**56,976,440**	**51,298,919**
EQUITY			
Share Capital	12	1,931,590	1,602,809
Share premium	12		184,033
Reserves		331,106	333,892
Retained earnings	12	323,904	619,483
Treasury shares	12	(1,737)	
Total Equity		**2,584,863**	**2,740,217**
Total Liabilities and Equity		**59,561,303**	**54,039,136**

The attached notes (pages 48-67) form an integral part of these interim financial statements.

Interim Statement of Changes in Equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2007	**1,591,286**	**127,961**	**207,853**	**523,201**	**(14,465)**	**2,435,836**
Changes for the period 1.1-30.6.2007						
Net change in fair value of available for sale securities			(25,823)			(25,823)
Net change in fair value of available for sale securities transferred to income statement from sales			138,615			138,615
Exchange differences on translating foreign operations				142		142
Net income recognized directly in equity			112,792	142		112,934
Profit for the period, after income tax				187,293		187,293
Total			**112,792**	**187,435**		**300,227**
Purchase of treasury shares					(29,094)	(29,094)
Dividends distributed				(304,421)		(304,421)
Appropriation to reserves			53,400	(53,400)		
Recognition of employee share options			4,247			4,247
Balance 30.6.2007	**1,591,286**	**127,961**	**378,292**	**352,815**	**(43,559)**	**2,406,795**
Changes for the period 1.7.-31.12.2007						
Net change in fair value of available for sale securities			(22,373)			(22,373)
Net change in fair value of available for sale securities transferred to income statement from sales			(11,790)			(11,790)
Exchange differences on translating foreign operations				58		58
Net income recognized directly in equity			(34,163)	58		(34,105)
Profit for the period, after income tax				269,713		269,713
Total			**(34,163)**	**269,771**		**235,608**
Purchase of treasury shares					(300,095)	(300,095)
Sale of treasury shares				(2,999)	343,654	340,655
Recognition of employee share options			15,240			15,240
Exercise of employee share options		25,477	(25,477)			
Issue of new shares due to share options exercise	11,523	30,595				42,118
Other				(104)		(104)
Balance 31.12.2007	**1,602,809**	**184,033**	**333,892**	**619,483**		**2,740,217**

Interim Statement of Changes In Equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2008	1,602,809	184,033	333,892	619,483		2,740,217
Changes for the period 1.1-30.6.2008						
Net change in fair value of available for sale securities (after taxes)			(48,356)			(48,356)
Net change in fair value of available for sale securities transferred to income statement from sales			(530)			(530)
Exchange differences on translating foreign operations				71		71
Net income recognized directly in equity			(48,886)	71		(48,815)
Profit for the period, after income tax				313,942		313,942
Total			**(48,886)**	**314,013**		**265,127**
Purchase of treasury shares (note 12c)					(343,142)	(343,142)
Sale of treasury shares (note 12c)				(54,328)	341,405	287,077
Share capital increase by capitalization of share premium and retained earnings (note 12a)	328,781	(184,033)		(144,748)		
Dividends distributed (note 12b)				(362,199)		(362,199)
Appropriation to reserves			46,100	(46,100)		
Other				(2,217)		(2,217)
Balance 30.6.2008	1,931,590		331,106	323,904	(1,737)	2,584,863

The attached notes (pages 48-67) form an integral part of these interim financial statements.

Interim Cash Flow Statement

	Note	(Thousands of Euro) From 1 January to 30.6.2008	30.6.2007
Cash flows from operating activities			
Profit before income tax		395,575	241,712
Adjustments for:			
Depreciation of property, plant and equipment	6, 7	17,147	15,377
Amortization of intangible assets	8	10,756	8,225
Impairment losses from loans and provisions		138,183	93,334
Other adjustments			4,247
(Gains)/losses from investing activities		(71,846)	94,526
(Gains)/losses from financing activities		66,118	43,834
		555,933	**501,255**
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		(474,533)	(1,363,181)
Financial assets at fair value through profit or loss and derivative financial assets		34,184	(62,368)
Loans and advances to customers		(3,520,786)	(3,139,138)
Other assets		(18,212)	16,722
Net increase /(decrease) in liabilities relating to operating activities:			
Due to banks		87,389	(1,917,014)
Derivative financial liabilities		133,658	185,777
Due to customers		5,319,172	4,303,055
Other liabilities		305,524	205,413
Net cash flows from operating activities before taxes		2,422,329	(1,269,479)
Income taxes and other taxes paid		(88,203)	(62,548)
Net cash flows from operating activities		**2,334,126**	**(1,332,027)**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(194,850)	(18,233)
Proceeds from sale of investments in subsidiaries, associates and joint ventures			1,117
Dividends received		59,948	28,977
Purchase of property, plant and equipment		(54,335)	(42,194)
Disposal of property, plant and equipment		19,672	9,560
Net (increase)/decrease in investment securities		(1,967,204)	3,359,359
Net cash flows from investing activities		**(2,136,769)**	**3,338,586**
Cash flows from financing activities			
Expenses from share capital increase		(2,204)	
(Purchases)/sales of treasury shares		(336,133)	(29,094)
Dividends paid		(359,556)	(301,570)
Proceeds from the issue of debt securities and other borrowed funds			547,979
Repayment of debt securities and other borrowed funds		(190,730)	(397,559)
Net cash flows from financing activities		**(888,623)**	**(180,244)**
Effect of exchange rate fluctuations on cash and cash equivalents		**138**	**410**
Net increase /(decrease) in cash and cash equivalents		**(691,128)**	**1,826,725**
Cash and cash equivalents at the beginning of the period		**4,356,928**	**4,608,407**
Cash and cash equivalents at the end of the period		**3,665,800**	**6,435,132**

The attached notes (pages 48-67) form an integral part of these interim financial statements.

Notes to the Interim Financial Statements

GENERAL INFORMATION

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. The Bank's registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme with registration number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's purpose is to provide banking services in Greece and abroad.

The term of the Board of Directors, elected by the Shareholders at the General Meeting of 19 April 2005, ends in 2010.

The General Meeting of Shareholders on 3 April 2008 approved the resolution to increase the number of the Directors from 14 to 15, as set out in the Bank's Articles of Incorporation and elected Mrs. Ioanna E. Papadopoulou as a non-executive member. It also elected Mr. Minas G. Tanes and Mr. George E. Agouridis as non-executive independent members. The Board of Directors as at 30 June 2008 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non-Executive Independent Member)
Minas G. Tanes***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO)***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas*
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */***
Ioannis K. Lyras **

SECRETARY
Hector P. Verykios

* *Member of the Audit Committee*
** *Member of the Remuneration Committee*
*** *Member of the Risk Management Committee*

The certified auditors of the semi-annual and year end financial statements of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Charalambos G. Sirounis
	Nikolaos Ch. Tsiboukas

of KPMG Certified Auditors A.E.

The Bank's shares are listed in the Athens Stock Exchange since 1925. As at 30 June 2008 Alpha Bank was ranked third in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, MSCI Europe, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 30 June 2008 the Bank has 410,976,652 shares in issue.

The Bank's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the first semester of 2008 amounted to an average of 1,404,761 shares per day.

Finally, the credit rating of the Bank remains at a high level (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-) and reflects the dynamics of its operations and the positive outlook with respect to its share price.

The financial statements have been approved by the Board of Directors on 26 August 2008.

ACCOUNTING POLICIES APPLIED

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 30 June 2008 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Financial assets at fair value through profit or loss
- Derivative financial instruments
- Available for sale securities

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The accounting policies applied by the Bank in preparing the condensed interim financial statements as at 30 June 2008, are consistent with those stated in the published financial statements for the year ended 31 December 2007 after taking into account the interpretation 11 "IFRS 2 – Group and Treasury Share Transactions", issued by the International Accounting Standards Board (IASB), adopted by the European Union and is effective for annual periods beginning on or after 1.1.2008. The adoption of this interpretation did not have a substantial impact on the Bank's financial statements.

The adoption by the European Union, by 31 December 2008, of new standards, interpretations or amendments which have been issued or may be issued during the year by the International Accounting Standards Board (IASB) and their mandatory or optional adoption for periods beginning on or after 1 January 2008, may retrospectively affect the periods presented in these interim financial statements.

INCOME STATEMENT

2. Impairment losses and provisions for credit risk

	From 1 January to		From 1 April to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Impairment losses on loans and advances to customers	134,791	107,137	88,638	37,135
Provisions to cover credit risk relating to off balance sheet items	1,909	(14,946)	(9,660)	
Recoveries	(7,677)	(3,619)	(7,677)	(568)
Total	129,023	88,572	71,301	36,567

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25% for fiscal year 2007 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed, at the current tax rate (25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Only dividend income is not subject to tax since it has been already taxed at the corporate level.

It should be noted that as all profits have been taxed, the distribution of dividends to shareholders are free of tax.

The income tax expense is analyzed as follows:

	From 1 January to		From 1 April to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Current tax	36,766	33,145	25,247	28,899
Deferred tax	44,867	21,274	11,371	11,522
Total	81,633	54,419	36,618	40,421

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to		From 1 April to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Depreciation and fixed asset write-offs	2,050	3,806	995	1,457
Valuation of loans	(18,063)	(9,551)	(31,290)	(6,834)
Suspension of interest accruals	18,681	12,392	9,556	5,212
Loans impairment	2,950	5,852	(2,402)	6,260
Employee defined benefit obligations	(124)	284	(61)	150
Liabilities to E.T.A.T. (Common Insurance Fund of Bank Employees)	14,282		(1,269)	
Valuation of derivatives	20,727	(4,441)	27,413	(2,972)
Effective interest rate	4,219	322	2,136	161
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	4,689	10,551	6,162	7,334
Valuation of investments in subsidiaries due to hedging (note 17)	(1,484)		663	
Valuation of bonds	(33)		(2,071)	
Valuation of other securities	(5,634)		(854)	
Other	2,607	2,059	2,393	754
Total	44,867	21,274	11,371	11,522

The temporary differences attributable to the valuation of investments, bonds and other securities are due to the tax imposed according to Law 3634/2008.

Reconciliation of effective and nominal tax rate:

	From 1 January to				From 1 April to			
	30.6.2008		30.6.2007		30.6.2008		30.6.2007	
	%		%		%		%	
Profit before income tax		**395,575**		**241,712**		**206,084**		**180,388**
Income tax (nominal tax rate)	25	98,894	25	60,428	25	51,521	25	45,097
Increase/(decrease) due to:								
Additional tax on income of fixed assets	0.04	145	0.02	37	0.03	71	(0.02)	(28)
Non taxable income	(4.00)	(15,802)	(4.50)	(10,888)	(7.20)	(14,850)	(3.28)	(5,921)
Non deductible expenses	1.00	3,939	0.55	1,353	0.89	1,844	(0.23)	(408)
Part of profit relating to non taxable income			(0.18)	(437)			(0.21)	(385)
Part of profit relating to distributable income			0.13	326			0.15	266
Other temporary differences	(1.40)	(5,543)	1.49	3,600	(0.95)	(1,968)	1.00	1,800
Income tax (effective tax rate)	**20.64**	**81,633**	**22.51**	**54,419**	**17.77**	**36,618**	**22.41**	**40,421**

4. Earnings per share

a. Basic

Basic earnings per share is calculated by dividing the profit after tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

	From 1 January to		From 1 April to	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Profit attributable to shareholders	313,942	187,293	169,466	139,967
Weighted average number of outstanding ordinary shares	402,976,802	406,363,904	398,749,246	405,894,264
Basic earnings per share (in €)	0.78	0.46	0.42	0.34

b. Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank had a single category of dilutive potential ordinary shares resulting from a share options program exercised during 2007.

For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. Upon the issuance of new ordinary shares resulting from share options exercise, the shares are included in the calculation of basic and diluted earnings per share.

The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 April to	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Profit attributable to shareholders	313,942	187,293	169,466	139,967
Weighted average number of outstanding ordinary shares	402,976,802	406,363,904	398,749,246	405,894,264
Adjustment for share options		935,315		1,120,334
Weighted average number of outstanding ordinary shares for diluted earnings per share	402,976,802	407,299,219	398,749,246	407,014,598
Diluted earnings per share (in €)	0.78	0.46	0.42	0.34

ASSETS

5. Loans and advances to customers

	30.6.2008	31.12.2007
Individuals:		
Mortgages	10,562,448	9,741,095
Consumer	3,262,879	2,922,529
Credit cards	1,137,380	1,046,941
Other	90,326	100,031
Total	15,053,033	13,810,596
Companies:		
Corporate loans	23,999,207	21,900,097
Other receivables	194,446	166,342
	39,246,686	35,877,035
Less:		
Allowance for impairment losses *	(631,543)	(609,161)
Total	38,615,143	35,267,874

Allowance for impairment losses

Balance 1.1.2007	**739,327**
Changes for the period 1.1 - 30.6.2007	
Foreign exchange differences	(90)
Impairment losses for the period (note 2)	107,137
Change in present value of impairment reserve	32,626
Loans written-off during the period	(216,321)
Balance 30.6.2007	**662,679**
Changes for the period 1.7 – 31.12.2007	
Foreign exchange differences	(73)
Impairment losses for the period	65,127
Change in present value of impairment reserve	6,074
Loans written-of during the period	(124,646)
Balance 31.12.2007	**609,161**
Changes for the period 1.1 - 30.6.2008	
Foreign exchange differences	28
Impairment losses for the period (note 2)	134,791
Change in present value of impairment reserve	13,789
Loans written-off during the period	(126,226)
Balance 30.6.2008	**631,543**

** In addition to the allowance for impairment losses, an additional provision of € 47,838 (31.12.2007: € 45,929) has been recorded to cover credit risk relating to off-balance sheet items. The total provision recorded to cover credit risk amounts to € 679,381 (31.12.2007 :€ 655,090).*

6. Investment property

	Land and Buildings
Balance 1.1.2007	
Cost	48,449
Accumulated depreciation	(6,443)
Net book value 1.1.2007	42,006
1.1.2007-30.6.2007	
Net book value 1.1.2007	42,006
Additions	273
Depreciation charge for the period	(198)
Net book value 30.6.2007	42,081
Balance 30.6.2007	
Cost	48,722
Accumulated depreciation	(6,641)
1.7.2007-31.12.2007	
Net book value 1.7.2007	42,081
Additions	497
Depreciation charge for the period	(208)
Net book value 31.12.2007	42,370
Balance 31.12.2007	
Cost	49,219
Accumulated depreciation	(6,849)
1.1.2008-30.6.2008	
Net book value 1.1.2008	42,370
Additions	258
Reclassification to "Property, plant and equipment"	(274)
a) Cost	(425)
b) Accumulated depreciation	151
Depreciation charge for the period	(208)
Net book value 30.6.2008	42,146
Balance 30.6.2008	
Cost	49,052
Accumulated depreciation	(6,906)

7. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2007				
Cost	663,951	1,142	269,300	934,393
Accumulated depreciation	(166,618)	(942)	(222,197)	(389,757)
Net book value 1.1.2007	497,333	200	47,103	544,636
1.1.2007-30.6.2007				
Net book value 1.1.2007	497,333	200	47,103	544,636
Additions	13,840		10,591	24,431
Foreign exchange differences	41		13	54
a) Cost	60		39	99
b) Accumulated depreciation	(19)		(26)	(45)
Disposals	(1,553)		(50)	(1,603)
a) Cost	(3,117)		(933)	(4,050)
b) Accumulated depreciation	1,564		883	2,447
Reclassification from "Non-current assets held for sale" [1]	42,405			42,405
a) Cost	43,298			43,298
b) Accumulated depreciation	(893)			(893)
Depreciation charge for the period	(6,849)	(60)	(8,270)	(15,179)
Net book value 30.6.2007	545,217	140	49,387	594,744
Balance 30.6.2007				
Cost	718,032	1,142	278,997	998,171
Accumulated depreciation	(172,815)	(1,002)	(229,610)	(403,427)
1.7.2007-31.12.2007				
Net book value 1.7.2007	545,217	140	49,387	594,744
Additions	18,622		11,335	29,957
Foreign exchange differences	1		(1)	0
a) Cost	2		1	3
b) Accumulated depreciation	(1)		(2)	(3)
Disposals	(3,039)		(61)	(3,100)
a) Cost	(4,400)		(618)	(5,018)
b) Accumulated depreciation	1,361		557	1,918
Depreciation charge for the period	(8,791)	(60)	(8,919)	(17,770)
Net book value 31.12.2007	552,010	80	51,741	603,831
Balance 31.12.2007				
Cost	732,256	1,142	289,715	1,023,113
Accumulated depreciation	(180,246)	(1,062)	(237,974)	(419,282)
1.1.2008-30.6.2008				
Net book value 1.1.2008	552,010	80	51,741	603,831
Additions	20,971		14,221	35,192
Foreign exchange differences	(8)		(7)	(15)
a) Cost	(10)		(8)	(18)
b) Accumulated depreciation	2		1	3
Disposals	(30)		(50)	(80)
a) Cost	(66)		(1,049)	(1,115)
b) Accumulated depreciation	36		999	1,035
Reclassification from "Investment property"	274			274
a) Cost	425			425
b) Accumulated depreciation	(151)			(151)
Reclassification to other sub category		(60)	60	
a) Cost		(1,142)	1,142	
b) Accumulated depreciation		1,082	(1,082)	
Depreciation charge for the period	(7,456)	(20)	(9,463)	(16,939)
Net book value 30.6.2008	565,761		56,502	622,263
Balance 30.6.2008				
Cost	753,576		304,021	1,057,597
Accumulated depreciation	(187,815)		(247,519)	(435,334)

[1] *During 2007 property, plant and equipment amounting to € 42.4 million was reclassified from "Non-current assets held for sale" due to Bank's decision for own use.*

8. Goodwill and other intangible assets

	Software	Banking rights	Total
Balance 1.1.2007			
Cost	126,671		126,671
Accumulated amortization	(84,567)		(84,567)
Net book value 1.1.2007	42,104		42,104
1.1.2007-30.6.2007			
Net book value 1.1.2007	42,104		42,104
Additions	14,027		14,027
Foreign exchange differences	5		5
a) Cost	11		11
b) Accumulated amortization	(6)		(6)
Disposals	(50)		(50)
a) Cost	(50)		(50)
b) Accumulated amortization			
Amortization charge for the period	(8,225)		(8,225)
Net book value 30.6.2007	47,861		47,861
Balance 30.6.2007			
Cost	140,659		140,659
Accumulated amortization	(92,798)		(92,798)
1.7.2007-31.12.2007			
Net book value 1.7.2007	47,861		47,861
Additions [1]	16,358	1,785	18,143
Foreign exchange differences	6		6
a) Cost			
b) Accumulated amortization	6		6
Disposals	(568)		(568)
a) Cost	(568)		(568)
b) Accumulated amortization			
Amortization charge for the period	(9,576)	(30)	(9,606)
Net book value 31.12.2007	54,081	1,755	55,836
Balance 31.12.2007			
Cost	156,449	1,785	158,234
Accumulated amortization	(102,368)	(30)	(102,398)
1.1.2008-30.6.2008			
Net book value 1.1.2008	54,081	1,755	55,836
Additions	11,883		11,883
Foreign exchange differences	(29)		(29)
a) Cost	(42)		(42)
b) Accumulated amortization	13		13
Amortization charge for the period	(10,577)	(179)	(10,756)
Net book value 30.6.2008	55,358	1,576	56,934
Balance 30.6.2008			
Cost	168,290	1,785	170,075
Accumulated amortization	(112,932)	(209)	(113,141)

9. Non-current assets held for sale

Non-current assets held for sale include land, buildings and office equipment amounting to € 47,404 (31.12.2007: € 54,706).

[1] *Amount of € 1,785 refers to the purchase of a brand name and other banking rights which will be amortized over 5 years.*

LIABILITIES

10. Debt securities in issue and other borrowed funds

Short-term securities (ECP) [1]

Balance 1.1.2008	-
Changes for the period 1.1 – 30.6.2008	
New issues [1]	1,515,949
Maturities/Redemptions	(769,000)
Accrued interest	12,054
Foreign exchange differences	(152)
Balance 30.6.2008	**758,851**

Senior Debt securities

Balance 1.1.2008	**18,187,633**
Changes for the period 1.1 – 30.6.2008	
New issues [2]	4,766,583
Maturities/Redemptions	(3,154,201)
Fair value change due to hedging	(14,602)
Accrued interest	(3,836)
Foreign exchange differences	(2,031)
Balance 30.6.2008	**19,779,546**

Subordinated debt

Balance 1.1.2008	**1,412,431**
Changes for the period 1.1 – 30.6.2008	
Maturities/Redemptions [3]	(100,000)
Fair value change due to hedging	(4,154)
Accrued interest	(470)
Foreign exchange differences	(1,667)
Balance 30.6.2008	**1,306,140**

Hybrid securities

Balance 1.1.2008	**921,912**
Changes for the period 1.1 – 30.6.2008	
Accrued interest	(18,321)
Balance 30.6.2008	**903,591**
Total	**22,748,128**

[1] The Bank raises short term liquidity, through a Euro Commercial Paper program amounting to total € 5 billion. Under this program commercial paper may be issued at a discount or may bear floating, fixed or index linked interest with 1 to 364 days duration. The commercial paper can be issued in Euro, US Dollar, GB Pound, Swiss Franc, Japanese Yen, Australian Dollar, Canadian Dollar and any other currency that will be agreed by the counterparties.

The issues in Euro pay an average spread of 9 to 25 basis points over Euribor of the respective period.

The issues in US Dollars were set on from 14 to 42 basis points over Libor of the respective period.

[2] New senior debt issues amounting to € 3,960 million pay a Euribor floating rate, with a spread from 10 up to 50 basis points, depending on the duration of issue. Additionally, in new senior debt issues amounting to € 375 million, an embedded put option for the investor exists which bears Euribor plus variable spread. If the investor does not exercise the option, the spread may increase to a maximum between 40 and 120 basis points.

[3] On 19 February 2008, five years after issuance, the Bank redeemed a 10 year subordinated debt amounting to € 100 million.

11. Provisions

Balance 1.1.2007	**17,901**
Changes for the period 1.1 – 30.6.2007	
Other provisions charged to profit and loss	1,039
Reversal of provisions to cover credit risk relating to off-balance sheet items (note 2)	(14,946)
Provisions used during the period	(14)
Balance 30.6.2007	**3,980**
Changes for the period 1.7 – 31.12.2007	
Reversal of provisions	(2,113)
Provisions to cover credit risk relating to off-balance sheet items	45,929
Balance 31.12.2007	**47,796**
Changes for the period 1.1 – 30.6.2008	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	1,909
Other provisions charged to profit and loss	1,334
Provisions used during the period	(439)
Balance 30.6.2008	**50,600**

EQUITY

12. Share capital, Retained earnings and Treasury shares

a) Share capital

The ordinary meeting of the shareholders held on 3 April 2008, approved the increase of the Bank's share capital by € 328,781 through the capitalization of the share premium reserve of € 184,033 and part of retained earnings of € 144,748, with an increase of the nominal value of each share from € 3.90 to € 4.70.

The Ministry of Development approved through the K2-5168/22.4.2008 decision, the amendment of article 5 of the Bank's Articles of Incorporation following the increase in its share capital.

Pursuant to the above, as at 30 June 2008 the Bank's share capital amounts to €1,931,590 divided into 410,976,652 shares of a nominal value of € 4.70 each.

b) Retained earnings

On 15 April 2008 a dividend of € 0.90 per share was distributed amounting to a total of € 362,199, relating to the fiscal year 2007.

c) Treasury shares

The Bank pursuant to the decisions of prior years General Meetings of Shareholders, purchased during the first quarter of 2008, 8,123,677 treasury shares at a cost of € 167,551 (€ 20.63 per share).

Based on the decision of the general meeting of shareholders held on 3 April 2008 which approved the establishment of a share buy back program, for the period April 2008 - April 2010, the Bank acquired during the second quarter of 2008 8,399,014 treasury shares at a cost of € 175,591 (€ 20.91 per share).

On 30 June 2008, the Bank completed the sale of 16,439,066 treasury shares the cost of which amounted to € 341,405, through a private placement, which represented 4% of its issued share capital. The result of the above transaction has been recognized directly to the Retained earnings account of equity.

As at 30 June 2008 the Bank holds 83,625 treasury shares with a cost of € 1,737 (€ 20.77 per share).

The number of treasury shares and the cost are analyzed as follows:

	Number of shares	Cost	Percentage
Balance 31.12.2007	-	-	
Purchases 1.1-30.6.2008	16,522,691	343,142	4.02%
Sales 30.6.2008	(16,439,066)	(341,405)	(4.00%)
Balance 30.6.2008	**83,625**	**1,737**	**0.02%**

ADDITIONAL INFORMATION

13. Contingent liabilities and commitments

a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax issues

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005.

Additional taxes and penalties may be imposed for the unaudited years ended 31 December 2006 and 31 December 2007.

c) Operating leases

► The Bank as lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administrative purposes.

The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	30.6.2008	31.12.2007
► less than one year	27,095	25,410
► between one and five years	77,151	70,904
► more than five years	65,566	57,918
Total	**169,812**	**154,232**

The total lease expense for the first semester of 2008 relating to rental of buildings amounts to € 15,673 (first semester 2007: € 13,008) and are included in "General administrative expenses".

► The Bank as a lessor

The Bank's receivables from leases relating to buildings leased either to group companies or third parties.

The minimum future revenues are:

	30.6.2008	31.12.2007
► less than one year	3,434	3,720
► between one and five years	8,634	10,307
► more than five years	5,902	7,218
Total	**17,970**	**21,245**

The lease revenues for the first semester of 2008 amount to € 1,928 (first semester 2007: € 1,636) and are included in "Other income".

d) Off balance sheet liabilities

	30.6.2008	31.12.2007
Letters of guarantee	5,688,669	5,453,629
Letters of credit	104,766	82,857
Undrawn credit facilities	17,878,894	16,386,205
Guarantees relating to bonds issued by subsidiaries of the Bank	22,745,048	20,485,817
Total	**46,417,377**	**42,408,508**

e) Assets pledged

	30.6.2008	31.12.2007
Loans to customers	964,490	800,490
Financial assets at fair value through profit or loss	5,000	
Investment securities	155,000	160,000
Total	**1,124,490**	**960,490**

The Bank has collaterized customer loans to the Bank of Greece in accordance with the Monetary Policy Council Act No 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act No 61/6.12.2006. The Bank of Greece accepts from 1.1.2007 as collateral for monetary policy purposes and intraday credit, non-marketable assets, which should meet the terms and conditions of the above act.

Financial assets at fair value through profit or loss are pledged as collateral to the clearing house of derivative transactions "ETESEP A.E." as a margin account insurance.

The investment securities are pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET).

14. Segment reporting

(Amounts in millions of €)

	1.1 - 30.6.2008						
	Bank	**Retail Banking**	**Corporate Banking**	**Asset Manage-ment/ Insurance**	**Invest-ment Banking/ Treasury**	**South-Eastern Europe**	**Other**
Interest	676.5	504.6	135.7	1.5	17.7	17.0	
Commission	145.7	72.8	39.7	21.2	7.5	4.5	
Other income	98.9	5.9	5.1	0.6	15.4	2.1	69.8
Total income	**921.1**	**583.3**	**180.5**	**23.3**	**40.6**	**23.6**	**69.8**
Expenses	(396.5)	(283.3)	(51.4)	(12.1)	(10.1)	(19.2)	(20.4)
Impairment	(129.0)	(96.6)	(30.4)			(2.0)	
Profit before tax	**395.6**	**203.4**	**98.7**	**11.2**	**30.5**	**2.4**	**49.4**

(Amounts in millions of €)

	1.1 - 30.6.2007						
	Bank	**Retail Banking**	**Corporate Banking**	**Asset Manage-ment/ Insurance**	**Invest-ment Banking/ Treasury**	**South-Eastern Europe**	**Other**
Interest	581.1	435.5	116.1	1.7	18.1	9.7	
Commission	156.2	77.8	43.7	25.7	6.6	2.4	
Other income	(37.6)	10.8	2.9	1.3	10.6	0.5	(63.7)
Total income	**699.7**	**524.1**	**162.7**	**28.7**	**35.3**	**12.6**	**(63.7)**
Expenses	(369.4)	(268.0)	(50.1)	(14.7)	(10.5)	(8.2)	(17.9)
Impairment	(88.6)	(56.2)	(32.4)				
Profit before tax	**241.7**	**199.9**	**80.2**	**14.0**	**24.8**	**4.4**	**(81.6)**

i. Retail Banking

Includes all individuals (retail banking customers) of the Bank, professionals, and small companies.

The Bank through its extended branch network offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations. The Bank offers working capital facilities, corporate loans, and letters of guarantees.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through the Bank's private banking units. In addition it offers a wide range of insurance products to individuals and corporations.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe

Consists of the Bank's branches operating in South-Eastern Europe.

vi. Other

This segment consists of the Bank's administration section.

15. Capital adequacy

The Bank's capital adequacy is monitored by the Bank of Greece, to which the Bank reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Bank must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which has been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

(Amounts in millions of Euro)

	30.6.2008 Basel II	31.12.2007 Basel I
Risk-weighted assets from credit risk	37,232	36,596
Risk-weighted assets from market risk	652	591
Risk-weighted assets from operational risk	2,464	
Total risk-weighted assets	40,348	37,187
Upper Tier I capital	2,587	2,472
Tier I capital	2,530	2,417
Total Tier I + Tier II capital	4,618	4,476
Upper Tier I ratio	6.4%	6.6%
Tier I ratio	6.3%	6.5%
Capital adequacy ratio (Tier I + Tier II)	**11.4%**	**12.0%**

16. Related-party transactions

A number of banking transactions are entered into with related parties in the normal course of business. These transactions are performed at arms length and are approved by relevant Bank committees.

a. The outstanding balances of the transactions with members of the Board of Directors, their close family members and the controlled by them entities are as follows:

	30.6.2008	31.12.2007
Loans	163,307	38,649
Deposits	67,259	43,123
Letters of guarantee	7,677	83

	From 1 January to	
	30.6.2008	30.6.2007
Interest and similar income	5,367	64
Interest and similar expense	1,065	564

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries	30.6.2008	31.12.2007
Assets		
Due from banks	4,734,171	4,114,320
Financial assets at fair value through profit or loss	9,896	8,075
Derivative financial instruments	551	2,003
Loans and advances to customers	1,607,798	1,527,856
Available for sale securities	6,645,473	3,368,618
Total	**12,997,889**	**9,020,872**
Liabilities		
Due to banks	1,748,904	1,574,301
Due to customers	123,168	101,128
Derivative financial instruments	2,221	87
Debt securities in issue and other borrowed funds	22,748,128	20,521,976
Other liabilities	2,449	1,196
Total	**24,624,870**	**22,198,688**
Letters of guarantee and other guarantees	**1,151,884**	**1,001,394**

	From 1 January to	
	30.6.2008	30.6.2007
Income		
Interest and similar income	241,501	92,574
Dividend income	58,508	32,461
Fee and commission income	20,809	25,276
Other income	1,365	1,387
Total	**322,183**	**151,698**
Expenses		
Interest expense and similar charges	553,981	424,201
Commission expense	439	937
General administrative expenses	5,864	7,002
Total	**560,284**	**432,140**

II. Associates

	30.6.2008	31.12.2007
Assets		
Loans and advances to customers	218	277
Liabilities		
Due to customers	13	26

	From 1 January to	
	30.6.2008	30.6.2007
Income		
Interest and similar income	10	20
Dividend income	11	9
Total	**21**	**29**

c. The Board of Directors and Executive General Managers' fees recorded in the income statement for the A' semester of 2008 amounted to € 2,395 (A' semester 2007: € 3,794).

17. Acquisitions of subsidiaries and other corporate events

a. On 4 April 2008 the Bank acquired 90% of the newly established Ukrainian Bank "Astra Bank OJSC" at a cost of € 10.9 million. The Bank agreed with the founders of Astra Bank that they will hold a stake up to 10% of the share capital and will remain as executive members of management.

b. On 8 May 2008 the Bank participated in the share capital increase of Alpha Bank Srbija A.D. by € 49.8 million.

c. On 21 May 2008 the Bank acquired 847 shares of APE Commercial Property. After the acquisition the Bank's interest in APE Commercial Property was 72.20%.

d. On 2 June 2008 the Mutual Fund ALPHA - TANEO A.K.E.S., was established. The Bank holds a 51% ownership interest.

e. On 30 June 2008 the Bank participated in Astra Bank OJSC share capital increase at the total amount of € 126.4 million plus expenses. After this share capital increase the interest is 93.33%.

An analysis of investments in subsidiaries, associates and joint ventures is presented below:

	1.1-30.6.2008	1.7-31.12.2007	1.1-30.6.2007
Subsidiaries			
Opening balance	**1,625,309**	**1,612,619**	**1,587,804**
Additions [1]	191,673	34,415	18,219
Disposals	(74)		(1,117)
Valuation of investments due to fair value hedge [2]	(5,936)	(21,725)	7,713
Closing balance	**1,810,972**	**1,625,309**	**1,612,619**
Associates			
Opening balance	**74**	**5,624**	**5,624**
Additions		20	
Disposals		(5,570)	
Closing balance	**74**	**74**	**5,624**
Joint Ventures			
Opening balance	**717**	**136**	**122**
Additions [3]	3,176	601	14
Disposals		(20)	
Closing balance	**3,893**	**717**	**136**
Total	**1,814,939**	**1,626,100**	**1,618,379**

Additions represent: share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent: sales of shares, return of capital and proceeds arising from the liquidation of companies and contributions in kind.

[1] The following amounts are included:
- *€ 137,783 purchase of Astra Bank OJSC shares*
- *€ 49,770 due to Alpha Bank Srbija share capital increase*
- *€ 2,319 purchase of Ionian Hotel Enterprises shares*
- *€ 1,801 purchase of Alpha Astika Akinita shares*

[2] The Bank uses FX swaps and money market loans to hedge the foreign exchange risk of its investment in Alpha Bank London Ltd, Alpha Bank Romania S.A. and Alpha Finance US Corporation

[3] The following amounts are included
- *€ 3,060 purchase of Mutual Fund Alpha - TANEO AKES shares*
- *€ 116 purchase of A.P.E. Commercial Property shares*

18. Events after the balance sheet date

On 2 July 2008 Alpha Covered Bonds Plc was established in United Kingdom by the Bank which has 100% ownership interest. The primary activity of Alpha Covered Bonds Plc is the issue of covered bonds.

On 18 July 2008 the issuance of two covered bonds was completed according to paragraph 91 of Law 3601/2007 and P.D./BoG 2598/2.11.2007. Each covered bond issue amounts to € 1 billion, has three and five year duration respectively, is guaranteed by the Bank and collaterised with mortgage loans. These bonds received a AAA rating from the three international credit rating agencies (Standard & Poor's, Moody's and Fitch), will be sold to institutional investors and will be also placed as collateral for monetary policy purposes to the Bank of Greece.

Athens, 26 August 2008

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No I 166670	MARINOS S. YANNOPOULOS I.D. No N 308546	GEORGE N. KONTOS I.D. No AB 522299

S.A. REGISTRATION NUMBER: 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2008 to June 30, 2008
(In accordance with the decision 6/448/11.10.2007 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S.) are available together with the auditor's review report if required.

The interim financial statements as at 30.6.2008 were approved by the Board of Directors on 26th August 2008.

Certified Auditors: Marios T. Kyriacou (A.M. SOEL 11121)
Nick E. Vouniseas (A.M. SOEL 18701)
Audit Company: KPMG Certified Auditors S.A.
Type of Auditors' Reports: Unqualified opinion

BALANCE SHEET

	Consolidated		Alpha Bank	
	30.6.2008	31.12.2007	30.6.2008	31.12.2007
ASSETS				
Cash and balances with Central Banks	3,036,802	3,263,612	1,533,510	1,650,327
Due from Banks	2,907,303	3,509,696	7,249,897	7,349,675
Financial assets at fair value through profit or loss	65,201	266,047	68,101	264,788
Derivative financial assets	545,754	383,432	546,969	384,466
Loans and advances to customers	46,759,296	42,072,071	38,615,143	35,267,874
Investment securities				
- Available for sale	1,873,267	3,156,901	8,184,318	6,300,377
Investments in subsidiaries, associates and joint ventures	-	-	1,814,939	1,626,100
Investment in associates	52,285	5,320	-	-
Investment property	73,568	73,560	42,146	42,370
Property, plant and equipment	1,212,262	1,173,275	622,263	603,831
Goodwill and other intangible assets	142,109	134,497	56,934	55,836
Deferred tax assets	191,649	170,257	185,757	158,160
Other assets	710,723	385,676	593,922	280,626
	57,570,219	54,594,344	59,513,899	53,984,430
Non-current assets held for sale	47,919	89,945	47,404	54,706
Total Assets	**57,618,138**	**54,684,289**	**59,561,303**	**54,039,136**
LIABILITIES				
Due to Banks	4,526,425	4,437,736	5,724,951	5,637,562
Derivative financial liabilities	514,353	384,139	516,786	383,129
Due to customers			26,303,296	23,334,888
(including debt securities in issue)	37,520,989	34,665,158	-	-
Debt securities in issue held by institutional investors and other borrowed funds	8,819,865	9,189,297	22,748,128	20,521,976
Liabilities for current income tax and other taxes	125,850	158,797	76,426	127,863
Deferred tax liabilities	153,306	94,807	138,316	82,960
Employee defined benefit obligations	44,076	42,019	3,700	3,733
Other liabilities	1,619,476	1,323,554	1,414,237	1,159,012
Provisions	97,489	95,935	50,600	47,796
	53,421,829	50,391,442	56,976,440	51,298,919
Liabilities related to non-current assets held for sale	-	1,583	-	-
Total Liabilities	**53,421,829**	**50,393,025**	**56,976,440**	**51,298,919**
EQUITY				
Share capital	1,931,590	1,602,809	1,931,590	1,602,809
Share premium	-	184,033	-	184,033
Reserves	451,116	445,662	331,106	333,892
Retained earnings	888,134	1,138,195	323,904	619,483
Treasury shares	(1,737)	(188)	(1,737)	-
Equity attributable to equity holders of the Bank	3,269,103	3,370,511	2,584,863	2,740,217
Minority interest	39,794	32,859	-	-
Hybrid securities	887,412	887,894	-	-
Total Equity	**4,196,309**	**4,291,264**	**2,584,863**	**2,740,217**
Total Liabilities and Equity	**57,618,138**	**54,684,289**	**59,561,303**	**54,039,136**

CASH FLOW STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Net cash flows from continuing operating activities	(964,215)	(2,648,056)	2,334,126	(1,332,027)
Net cash flows from discontinued operating activities	-	-	-	-
Total cash flows from operating activities (a)	**(964,215)**	**(2,648,056)**	**2,334,126**	**(1,332,027)**
Net cash flows from continuing investing activities	1,091,604	4,490,902	(2,136,769)	3,338,586
Net cash flows from discontinued investing activities	-	160,700	-	-
Total cash flows from investing activities (b)	**1,091,604**	**4,651,602**	**(2,136,769)**	**3,338,586**
Net cash flows from continuing financing activities	(820,054)	(150,885)	(888,623)	(180,244)
Net cash flows from discontinued financing activities	-	-	-	-
Total cash flows from financing activities (c)	**(820,054)**	**(150,885)**	**(888,623)**	**(180,244)**
Net increase / (decrease) in cash and cash equivalents of the period (a) + (b) + (c)	**(692,665)**	**1,852,661**	**(691,266)**	**1,826,315**
Effect of exchange rate fluctuations on cash and cash equivalents	(1,991)	(2,365)	138	410
Total cash flows for the period	**(694,656)**	**1,850,296**	**(691,128)**	**1,826,725**
Cash and cash equivalents at the beginning of the period	**3,792,031**	**4,575,831**	**4,356,928**	**4,608,407**
Cash and cash equivalents at the end of the period	**3,097,375**	**6,426,127**	**3,665,800**	**6,435,132**

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Equity at the beginning of the period (1.1.2008 and 1.1.2007 respectively)	4,291,264	3,613,667	2,740,217	2,435,836
Net change in fair value of available for sale securities transferred to income statement from sales (a)	(595)	134,710	(530)	138,615
Net change in fair value of available for sale securities (b)	(39,645)	(24,476)	(48,356)	(25,823)
Exchange differences on translating foreign operations (c)	(2,718)	(2,365)	71	142
Net income recognized directly in equity (a)+(b)+(c)	(42,958)	107,869	(48,815)	112,934
Net income for the period after income tax	414,852	454,492	313,942	187,293
Change of ownership interests in subsidiaries	3,775	(14,326)	-	-
Dividends distributed	(362,731)	(305,498)	(362,199)	(304,421)
Purchases / sales of treasury shares and hybrid securities	(56,399)	13,785	(56,065)	(29,094)
Dividends paid to hybrid securities holders	(47,022)	(42,257)	-	-
Other	(4,472)	2,487	(2,217)	4,247
Equity at the end of the period (30.6.2008 and 30.6.2007 respectively)	**4,196,309**	**3,830,219**	**2,584,863**	**2,406,795**

INCOME STATEMENT FOR THE PERIOD

	Consolidated								Alpha Bank			
	From 1 January to				From 1 April to				From 1 January to		From 1 April to	
	30.6.2008	30.6.2007			30.6.2008	30.6.2007			30.6.2008	30.6.2007	30.6.2008	30.6.2007
		Continuing operations	Discontinued operations	Total		Continuing operations	Discontinued operations	Total				
Interest and similar income	2,076,052	1,583,807	860	1,584,667	1,071,211	818,716	-	818,716	1,951,743	1,437,298	1,020,974	740,570
Interest expense and similar charges	(1,178,217)	(831,341)	-	(831,341)	(615,360)	(428,389)	-	(428,389)	(1,275,272)	(856,207)	(675,361)	(444,560)
Net interest income	897,835	752,466	860	753,326	455,851	390,327	-	390,327	676,471	581,091	345,613	296,010
Fee and commission income	263,651	239,779	409	240,188	139,210	123,511	-	123,511	158,896	167,663	80,831	88,718
Commission expense	(29,827)	(18,067)	-	(18,067)	(20,664)	(9,267)	-	(9,267)	(13,178)	(11,456)	(7,282)	(6,380)
Net fee and commission income	233,824	221,712	409	222,121	118,546	114,244	-	114,244	145,718	156,207	73,549	82,338
Dividend income	2,357	2,210	-	2,210	2,110	1,827	-	1,827	60,541	34,003	57,514	23,469
Gains less losses on financial transactions	40,297	40,598	-	40,598	23,229	10,670	-	10,670	25,302	(85,363)	(4,685)	1,285
Other income	40,818	38,323	3,573	41,896	24,502	18,534	-	18,534	13,053	13,760	9,345	4,342
	83,472	81,131	3,573	84,704	49,841	31,031	-	31,031	98,896	(37,600)	62,174	29,096
Total income	**1,215,131**	**1,055,309**	**4,842**	**1,060,151**	**624,238**	**535,602**	-	**535,602**	**921,085**	**699,698**	**481,336**	**407,444**
Staff costs	(285,250)	(258,683)	(2,338)	(261,021)	(145,965)	(131,378)	-	(131,378)	(203,917)	(192,876)	(104,674)	(97,389)
General administrative expenses	(221,177)	(189,698)	(1,583)	(191,281)	(117,989)	(101,046)	-	(101,046)	(163,183)	(151,793)	(84,183)	(80,191)
Depreciation and amortization expenses	(42,180)	(35,108)	(239)	(35,347)	(21,898)	(18,241)	-	(18,241)	(27,903)	(23,602)	(14,287)	(12,315)
Other expenses	(1,656)	(1,734)	-	(1,734)	(873)	(1,069)	-	(1,069)	(1,484)	(1,143)	(807)	(594)
Total expenses	**(550,263)**	**(485,223)**	**(4,160)**	**(489,383)**	**(286,725)**	**(251,734)**	-	**(251,734)**	**(396,487)**	**(369,414)**	**(203,951)**	**(190,489)**
Impairment losses and provisions for credit risk	(141,956)	(102,601)	-	(102,601)	(74,372)	(40,218)	-	(40,218)	(129,023)	(88,572)	(71,301)	(36,567)
Share of profit / (loss) of associates	21	1,254	-	1,254	(85)	1,298	-	1,298	-	-	-	-
	(141,935)	(101,347)	-	(101,347)	(74,457)	(38,920)	-	(38,920)	(129,023)	(88,572)	(71,301)	(36,567)
Profit before income tax	**522,933**	**468,739**	**682**	**469,421**	**263,056**	**244,948**	-	**244,948**	**395,575**	**241,712**	**206,084**	**180,388**
Income tax	(108,081)	(94,635)	(421)	(95,056)	(53,333)	(45,426)	-	(45,426)	(81,633)	(54,419)	(36,618)	(40,421)
Profit from the sale of Alpha Insurance A.E.	-	-	80,127	80,127	-	-	(1,409)	(1,409)	-	-	-	-
Profit after income tax	**414,852**	**374,104**	**80,388**	**454,492**	**209,723**	**199,522**	**(1,409)**	**198,113**	**313,942**	**187,293**	**169,466**	**139,967**
Profits attributable to:												
Equity holders of the Bank	414,132	373,578	80,388	453,966	209,101	199,235	(1,409)	197,826	-	-	-	-
Minority interest	720	526	-	526	622	287	-	287	-	-	-	-
Earnings per share:												
Basic (€ per share)	1.0277	0.9193	0.1979	1.1172	0.5244	0.4909	(0.0035)	0.4874	0.7791	0.4609	0.4250	0.3448
Diluted (€ per share)	1.0277	0.9172	0.1974	1.1146	0.5244	0.4895	(0.0034)	0.4861	0.7791	0.4598	0.4250	0.3439

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "Alpha Bank", the Group's participation in them as at 30.6.2008, as well as the method of consolidation which was applied, is presented in note 15 of the interim consolidated financial statement as at 30.6.2008.
2. During the period 1.7.2007 until 30.6.2008 the following changes took place in the companies included in the consolidated financial statements:
   a. Concerning companies which are fully consolidated:
   - New companies: The company Alphalife A.A.E.Z., founded by the Bank was consolidated for the first time on 31.12.2007. The company Astra Bank OJSC which was acquired by the Bank, and the subsidiary Alpha Ventures Capital Management, established by the Alpha Ventures A.E. were consolidated for the first time on 30.6.2008.
   - Renamed companies: The subsidiary Ionian Investments A.E. was renamed to APE Investment Property S.A. on 27.11.2007 and Alpha Finance A.X.E.P.E.Y. was renamed to Alpha Finance A.E.P.E.Y. on 11.2.2008.
   - Sales/Liquidations: On 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resort A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively. On 31.3.2008 the subsidiary AEF European Capital Investment B.V. was liquidated.

   b. Concerning companies consolidated under the proportionate method:
   - New companies: The company Alpha TANEO A.K.E.S., in which the Bank holds a 51% ownership interest was consolidated for the first time on 30.6.2008.
   - Change in consolidation method: On 29.11.2007 the Bank proceeded with the sale of 32.58% of the shares of the subsidiary APE Investment Property S.A.. A shareholders' agreement followed the above sale and the subsidiary was converted to joint venture.

   c. Concerning companies accounted for under the equity method:
   - New companies: On 21.5.2008, the Group recognized its participation to the associate ELPET Balkan S.A.
   - Transfer within the Group: On 28.11.2007 the company A.L.C. Novelle Investments Ltd was transferred from the Bank to the subsidiary Ionian Equity Participations Ltd.
3. In the consolidated financial statements are not included the company Commercial Bank of London Ltd, which does not have any activity, as well as the companies Singular Hospitality Solutions (SHS AE), HSO Europe BV and Prismatech Hellas A.E., which are fully impaired and are under liquidation.
4. A description of the discontinued operations is presented in note 4 of the interim consolidated financial statements as at 30.6.2008.
5. The unaudited tax years of the Bank and the companies of the Group are mentioned in notes 13b and 14b of the interim financial statements as at 30.6.2008 of the Bank and the Group respectively.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank. The Group has raised a provision for them which amounts to € 3.8 million. Other provisions raised by the Group and the Bank amount to € 93.7 million and € 50.6 million respectively.
7. The number of treasury shares held by the Bank as at 30.6.2008 is 83,625 at a cost of € 1,737 thous. The other companies of the Group do not hold any treasury shares.
8. The total employees of the Group as at 30.6.2008 were 14,086 (30.6.2007: 12,369) and the employees of the Bank as at 30.6.2008 were 8,278 (30.6.2007: 7,430).
9. The related party transactions during the period 1.1.2008 until 30.6.2008 are as follows:
   - With members of the Board of Directors and other key management personnel: a) of the Group: income € 5,401 thous., expenses € 7,112 thous. b) of the Bank: income € 5,367 thous., expenses € 3,460 thous.
   - With other related parties: a) of the Group: income € 10 thous., expenses € 1,786 thous. b) of the Bank: income € 322,204 thous., expenses € 560,284 thous.

   The balances as at 30.6.2008 of the receivables and liabilities arising from the above transactions are as follows:
   - with members of the Board of Directors and other key management personnel: a) of the Group: receivables € 164,624 thous., liabilities € 93,219 thous., letters of guarantee € 7,677 thous. b) of the Bank: receivables € 163,307 thous., liabilities € 67,259 thous., letters of guarantee € 7,677 thous.
   - with other related parties: a) of the Group: receivables € 218 thous., liabilities € 13 thous. b) of the Bank: receivables € 12,998,107 thous., liabilities € 24,624,883 thous., letters of guarantee and other guarantees € 1,151,884 thous.
10. The accounting policies, applied by the Group and the Bank in the interim financial statements as at 30.6.2008 are consistent with those stated in the respective financial statements for the year ended 31.12.2007 and are available on the web site of the Bank.

Athens, 26 August 2008

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No I 166670	MARINOS S. YANNOPOULOS I.D. No N 308546	GEORGE N. KONTOS I.D. No AB 522299

KPMG Certified Auditors AE
3 Stratigou Tombra Street
Aghia Paraskevi
GR - 153 42 Athens Greece

Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Independent Auditors report on Review of Interim Financial Information (Translated from the original in Greek)

To the Shareholders of

ALPHA BANK A.E.

Introduction

We have reviewed the accompanying stand-alone and consolidated balance sheet of ALPHA BANK A.E. (the Bank) as of 30 June 2008 and the related stand-alone and consolidated statements of income, changes in equity and cash flows for the six-month period then ended and the selected explanatory notes which comprise the interim financial information and which forms an integral part of the six-month financial report of article 5 of Law 3556/2007. The management of the Bank is responsible for the preparation and presentation of this interim financial information, in accordance with International Financial Reporting Standards adopted by the European Union applicable to interim financial information (IAS 34). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity," as provided by Greek Auditing Standards. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information as of 30 June 2008 is not prepared, in all material respects, in accordance with International Financial Reporting Standards which have been adopted by the European Union relating to interim financial information (IAS 34).

Report on other Legal and Regulatory Requirements

Further to the above interim financial information, we reviewed the additional information included in the six-month financial report issued in accordance with article 5 of Law 3556/2007 and the relevant decisions of the Capital Market Commission. Based on our review, the above report includes all the information required by the relevant legislation and decisions and is consistent with the accompanying interim financial information.

Athens, 26 August 2008
KPMG Certified Auditors A.E.

Marios T. Kyriacou,
Certified Auditor Accountant
AM SOEL 11121

Nick Vouniseas,
Certified Auditor Accountant
AM SOEL 18701

ALPHA BANK

ΕΞΑΜΗΝΙΑΙΑ ΟΙΚΟΝΟΜΙΚΗ ΕΚΘΕΣΗ

περιόδου από 1η Ιανουαρίου μέχρι 30η Ιουνίου 2008

(Σύμφωνα με το Ν.3556/2007)

Αθήναι

26 Αυγούστου 2008

ΠΕΡΙΕΧΟΜΕΝΑ

ΔΗΛΩΣΕΙΣ ΜΕΛΩΝ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

(σύμφωνα με το άρθρο 5 παρ. 2 του Ν.3556/2007)

Εξ όσων γνωρίζουμε, δηλώνουμε ότι οι εξαμηνιαίες οικονομικές καταστάσεις, οι οποίες καταρτίσθηκαν σύμφωνα με τα ισχύοντα λογιστικά πρότυπα, απεικονίζουν κατά τρόπο αληθή τα στοιχεία του Ενεργητικού, των Υποχρεώσεων, της Καθαρής Θέσεως και των Αποτελεσμάτων Χρήσεως της Alpha Bank A.E., καθώς και των επιχειρήσεων που περιλαμβάνονται στην ενοποίηση εκλαμβανομένων ως σύνολο, σύμφωνα με τα οριζόμενα στο άρθρο 5 παρ. 3 - 5 του Ν.3556/2007, καθώς και ότι η εξαμηνιαία έκθεση του Διοικητικού Συμβουλίου, απεικονίζει κατά τρόπο αληθή τις πληροφορίες, που απαιτούνται βάσει του άρθρου 5 παρ. 6 του Ν.3556/2007 και των σχετικών αποφάσεων της Επιτροπής Κεφαλαιαγοράς.

Αθήναι, 26 Αυγούστου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546

ΕΞΑΜΗΝΙΑΙΑ ΕΚΘΕΣΗ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

Οι δραστηριότητες και τα αποτελέσματα της Τραπέζης και των επιχειρήσεων του Ομίλου της στην Ελλάδα και στο εξωτερικό, στο υπό εξέταση Α' εξάμηνο της οικονομικής χρήσης 2008, διαμορφώθηκαν σε ικανοποιητικό επίπεδο, σε ένα περιβάλλον αστάθειας στις παγκόσμιες χρηματοοικονομικές αγορές, ταχείας αυξήσεως των τιμών του πετρελαίου και των τροφίμων και εξάρσεως γενικότερα των πληθωριστικών πιέσεων και, τέλος, επιβραδύνσεως της αναπτύξεως της παγκόσμιας οικονομίας.

Ειδικότερα, η σοβαρή χρηματοοικονομική κρίση που ξεκίνησε τον Ιούλιο του 2007 στην αγορά τιτλοποιημένων στεγαστικών δανείων υψηλού κινδύνου των ΗΠΑ επεκτάθηκε στην συνέχεια στις αγορές επιχειρηματικών ομολόγων και στο παγκόσμιο χρηματοοικονομικό σύστημα ως σύνολο. Η κρίση είχε ως αποτέλεσμα τη διαγραφή ενός σημαντικού μέρους της αξίας των χρηματοοικονομικών στοιχείων του ενεργητικού πολλών από τους μεγαλύτερους τραπεζικούς ομίλους στον κόσμο, λόγω αποτιμήσεώς τους στην υποβαθμισμένη τρέχουσα αξία τους στις διαταραγμένες αγορές τιτλοποιημένων στεγαστικών δανείων και άλλων σύνθετων παράγωγων χρηματοοικονομικών μέσων. Υποχρέωσε δε αυτές τις τράπεζες σε αναζήτηση αντίστοιχα μεγάλων ποσοτήτων ιδίων κεφαλαίων για αποκατάσταση της κεφαλαιακής τους επάρκειας και μάλιστα σε ένα περιβάλλον πτωτικών χρηματιστηριακών αγορών.

Από την άλλη πλευρά, η κρίση συνέβαλε στον ουσιαστικό περιορισμό της ρευστότητας στις διατραπεζικές αγορές, με τη διόγκωση του θεωρούμενου κινδύνου αντισυμβαλλομένου μεταξύ των χρηματοοικονομικών ιδρυμάτων. Η κρίση ρευστότητας στις αγορές αυτές δεν αποκαταστάθηκε παρά τις έντονες παρεμβάσεις των Κεντρικών Τραπεζών που προσπαθούν να διατηρήσουν ανοικτά τα παράθυρα αναχρηματοδοτήσεως όλων των πιστωτικών ιδρυμάτων σύμφωνα με τις ανάγκες τους, με χρήση ενός διευρυμένου πακέτου χρηματοοικονομικών μέσων αποδεκτών ως ενεχύρων. Στα μέσα αυτά συμπεριλαμβάνονται σήμερα όχι μόνο τα κρατικά ομόλογα, αλλά ακόμη και τιτλοποιημένα στεγαστικά δάνεια υψηλής πιστοληπτικής διαβαθμίσεως που απαρτίζουν ένα μεγάλο μέρος του ενεργητικού των τραπεζών. Παρόλα αυτά η σημαντική διεύρυνση των περιθωρίων κινδύνου στα επιτόκια των διατραπεζικών αγορών διατηρείται αμείωτη έως σήμερα συμβάλλοντας στη διαμόρφωση των διατραπεζικών επιτοκίων σε επίπεδα πολύ υψηλότερα από τα επιτόκια παρεμβάσεως των κεντρικών τραπεζών, και του κόστους του χρήματος για τις τράπεζες σε αναλόγως υψηλά επίπεδα.

Η χρηματοοικονομική κρίση συνέπεσε με μια περίοδο στην οποία σημειώθηκαν μεγάλες αυξήσεις στις τιμές του πετρελαίου και των τροφίμων που συνέβαλαν στην αύξηση του πληθωρισμού και στην έξαρση των πληθωριστικών προσδοκιών τόσο στις ΗΠΑ όσο και στην Ευρώπη. Οι εξελίξεις αυτές συμβάλλουν στη διατήρηση και των μακροπρόθεσμων επιτοκίων σε σχετικά υψηλά επίπεδα, παρά τη σημαντική επιβράδυνση της αναπτύξεως στις ΗΠΑ και στην Ευρώπη, ενώ περιορίζουν τις δυνατότητες των κεντρικών τραπεζών να εφαρμόσουν μια περισσότερο ελαστική νομισματική πολιτική. Ως αποτέλεσμα, η ανάπτυξη στις ΗΠΑ μειώθηκε δραστικά, ενώ στη Ζώνη του Ευρώ και την Ιαπωνία σημειώθηκαν αρνητικοί ρυθμοί αναπτύξεως στο δεύτερο τρίμηνο του 2008. Πάντως, η σημαντική πτώση των τιμών του πετρελαίου και των τροφίμων από τον Ιούλιο 2008, η ανάκαμψη και σταθεροποίηση του δολαρίου και η μικρή υποχώρηση του Ευρώ σηματοδοτούν καλύτερη πορεία των οικονομιών στα επόμενα τρίμηνα, πράγμα που θα διευκολύνει και την έξοδο από την κρίση της αγοράς ακινήτων στις ΗΠΑ και σε άλλες χώρες και την είσοδο και πάλι σε μια πορεία ικανοποιητικής αναπτύξεως.

Ένα χρόνο μετά την έναρξη της κρίσης, η αντιμετώπιση των ανωτέρω προβλημάτων φαίνεται να έχει προχωρήσει αποφασιστικά έτσι ώστε να μπορούμε σήμερα να υποθέσουμε ότι η ομαλοποίηση των αγορών μπορεί να αποκατασταθεί σταδιακά στα επόμενα τρίμηνα.

Ενθαρρυντική εξέλιξη, βέβαια, στη σημερινή συγκυρία αποτελεί το γεγονός ότι οι αναπτυσσόμενες οικονομίες διεθνώς, περιλαμβανομένων των οικονομιών των χωρών της Νοτιοανατολικής Ευρώπης, στις οποίες δραστηριοποιούνται έντονα τα τελευταία έτη και οι Ελληνικές τράπεζες, δεν φαίνεται να έχουν επηρεαστεί σε σημαντικό βαθμό από την παγκόσμια χρηματοοικονομική κρίση και από τις μεγάλες αυξήσεις στις τιμές του πετρελαίου και των τροφίμων. Βέβαια, αρνητικές επιπτώσεις υπήρξαν όσον αφορά την αύξηση του πληθωρισμού και των ελλειμμάτων στα ισοζύγια τρεχουσών συναλλαγών πολλών από αυτές τις χώρες, εξαιτίας κυρίως των μεγάλων αυξήσεων των τιμών των

τροφίμων και των προϊόντων ενέργειας. Για το λόγο αυτό οι κεντρικές τράπεζες πολλών από αυτές τις χώρες έχουν προχωρήσει σε σημαντικές αυξήσεις επιτοκίων. Οι αναδυόμενες οικονομίες της Ευρώπης, της ΝΑ Ασίας και της Λατινικής Αμερικής αποτελούν σήμερα τις βάσεις για τη διατήρηση της παγκόσμιας αναπτύξεως σε ικανοποιητικά επίπεδα, περί το 4,0%, και το 2008.

Ικανοποιητική, επίσης, εξέλιξη αποτελεί η διατήρηση σε ικανοποιητικά επίπεδα της αναπτυξιακής δυναμικής και στην Ελληνική οικονομία, παρά τη μικρή επιβράδυνση της αναπτύξεως στο 3,5% στο πρώτο εξάμηνο του 2008 μετά από μια μακρά περίοδο δυναμικής αναπτύξεως με μέσο ετήσιο ρυθμό 4,1% την τελευταία δεκαετία. Η ανάπτυξη στην Ελλάδα αναμένεται να συνεχιστεί και στην περίοδο 2008-2010 με μέσο ετήσιο ρυθμό άνω του 3,6% βασισμένη στον σχετικά υψηλό ρυθμό αυξήσεως των επενδύσεων και στον περιορισμό του μεγάλου ελλείμματος του εξωτερικού ισοζυγίου αγαθών και υπηρεσιών της χώρας.

Η ανωτέρω ενθαρρυντική αναπτυξιακή πορεία των οικονομιών της ΝΑ Ευρώπης και της Ελλάδος αποτελεί την βάση της συνεχίσεως της δυναμικής αναπτύξεως του Ελληνικού τραπεζικού συστήματος και κατά το 2008, σε αντίθεση με τα σημαντικά προβλήματα που αντιμετωπίζουν οι τράπεζες σε πολλές χώρες της Ευρώπης και των ΗΠΑ. Οι Ελληνικές τράπεζες, που δεν επηρεάστηκαν αρνητικά από την χρηματοοικονομική κρίση, διευρύνουν με επιτυχία την παρουσία τους στην αγορά χρηματοοικονομικών υπηρεσιών του συνόλου των χωρών στην ευρύτερη περιοχή της ΝΑ Ευρώπης. Η ταχεία αυτή διείσδυση πραγματοποιείται με γνώση των μακροοικονομικών και άλλων κινδύνων που υπάρχουν στην περιοχή, ιδιαίτερα στο προαναφερθέν περιβάλλον της παγκόσμιας χρηματοοικονομικής κρίσης και των κινδύνων για την ανάπτυξη αυτών των χωρών που προκύπτουν από τις υψηλές τιμές του πετρελαίου και των τροφίμων. Η υψηλή ανάπτυξη των περισσότερων από αυτές τις χώρες στο πρώτο εξάμηνο 2008 δείχνει ότι η αναπτυξιακή δυναμική τους έχει τη δυνατότητα να υπερβεί τα εμπόδια που προκύπτουν από την χρηματοοικονομική κρίση. Από την άλλη πλευρά, η πρόσφατη σημαντική αποκλιμάκωση των τιμών του πετρελαίου και των τροφίμων και η ανάκαμψη της γεωργικής τους παραγωγής το 2008 είναι δυνατό να θέσουν τις βάσεις για μια ουσιαστική αποκλιμάκωση του πληθωρισμού στις χώρες αυτές έως το τέλος του έτους.

Εν μέσω αυτών των συνθηκών η Alpha Bank, σε ετήσια βάση αύξησε το ενεργητικό της κατά 10,4%, ως αποτέλεσμα της δυναμικής αυξήσεως των δανείων κατά 27,8% και των κεφαλαίων πελατείας κατά 18%. Η ταχεία αυτή ανάπτυξη, απεικονίζεται από την ενίσχυση του μεριδίου της στους περισσότερους τομείς όπου δραστηριοποιείται, τόσο στην ελληνική αγορά όσο και στις αγορές των χωρών της Νοτιοανατολικής Ευρώπης.

Στα δάνεια προς επιχειρήσεις στην Ελλάδα, η Τράπεζα διατηρεί την ηγετική θέση που κατέχει επί μακρόν, η οποία ενισχύεται με την περαιτέρω ανάπτυξη των εργασιών προς τις μεσαίες επιχειρήσεις, αποτέλεσμα του νέου κεντροποιημένου σχήματος διαχειρίσεως των σχέσεων με τους πελάτες μέσω των 10 επιχειρηματικών κέντρων που ιδρύθηκαν. Σε ετήσια βάση, στο τέλος Ιουνίου 2008, τα δάνεια προς επιχειρήσεις στην Ελλάδα αυξήθηκαν κατά 14,3%. Επίσης, στην στεγαστική και καταναλωτική πίστη στην Ελλάδα, με εκτιμώμενο μερίδιο 14,4% και 13,1% περίπου, η Alpha Bank κατέχει τη δεύτερη και τρίτη θέση στην αγορά αντιστοίχως. Στο τέλος Ιουνίου 2008, η αύξηση των στεγαστικής και καταναλωτικής πίστης στην Ελλάδα διαμορφώθηκε σε 16,5% και 24,1%, πιστοποιώντας την δυναμική ανάπτυξη της Τραπέζης στις εργασίες ιδιωτών.

Στις χώρες της Νοτιοανατολικής Ευρώπης όπου η πολιτική εστιάζεται κυρίως στην οργανική αυτοδύναμη ανάπτυξη, οι επιδόσεις ήταν και στο Α' εξάμηνο 2008 ικανοποιητικές. Αυξάνοντας συνεχώς το μερίδιο αγοράς στις χώρες όπου δραστηριοποιείται, ο Όμιλος της Alpha Bank εξελίσσεται σε κορυφαίο χρηματοδοτικό οργανισμό στην ευρύτερη περιοχή της Νοτιοανατολικής Ευρώπης. Ήδη στην Κύπρο, Ρουμανία και Αλβανία, η Alpha Bank κατατάσσεται στις πέντε μεγαλύτερες τράπεζες, ενώ στη Βουλγαρία, Σερβία και Π.Γ.Δ.Μ. στις πρώτες δέκα. Συνολικά, στην περιοχή της Νοτιοανατολικής Ευρώπης πλην Ελλάδος, η Τράπεζα κατέχει πλέον μερίδιο που υπερβαίνει το 8%, ενώ στο τέλος Ιουνίου 2008 ο ρυθμός επέκτασης των δανείων εξακολουθεί να είναι σημαντικά μεγαλύτερος εκείνου της αγοράς και διαμορφώνεται σε 73,6%.

Η ενίσχυση της θέσεως της Alpha Bank τόσο στην Ελλάδα, όσο και στις άλλες χώρες της Νοτιοανατολικής Ευρώπης υποστηρίζεται από την ίδρυση νέων καταστημάτων. Το δίκτυο καταστημάτων στην Ελλάδα αριθμεί 415 καταστήματα, ενισχυμένο σε σχέση με την αντίστοιχη περσινή περίοδο κατά 21 καταστήματα. Στη Νοτιοανατολική Ευρώπη όπου κατά το τελευταίο δωδεκάμηνο ιδρύθηκαν 142 καταστήματα, οι δραστηριότητες αναπτύσσονται μέσω του δικτύου των 447 καταστημάτων που ο Όμιλος ήδη διαθέτει.

Παράλληλα στο Α' εξάμηνο του 2008, η Τράπεζα απέκτησε το 93,3% της νεοσυσταθείσης ουκρανικής τραπέζης OJSC Astra Bank. Με την εξαγορά αυτή, ο Όμιλος αποκτά παρουσία σε μία ταχέως αναπτυσσόμενη αγορά μίας από τις

μεγαλύτερες και σημαντικότερες χώρες της Νοτιοανατολικής Ευρώπης, με στόχο την εδραίωσή της στον χρηματοπιστωτικό κλάδο της Ουκρανίας και την σταδιακή αύξηση των μεγεθών της.

Τα καθαρά κέρδη του Ομίλου από την άλλη πλευρά, αυξήθηκαν κατά 11% σε σχέση με τα αντίστοιχα κέρδη από συνεχιζόμενες δραστηριότητες του Α' εξαμήνου του 2007 και ανήλθαν σε € 414 εκατ. Ειδικότερα, το καθαρό έσοδο από τόκους παρουσίασε αύξηση κατά 19% έναντι του πρώτου εξαμήνου του 2007, με το δείκτη καθαρό έσοδο τόκων / μέσο ενεργητικό να ανεβαίνει σταθερά και να διαμορφώνεται στο 3,2 %.

Με το καθαρό έσοδο από προμήθειες, να παρουσιάζει αύξηση της τάξεως του 5%, το σύνολο των εσόδων αυξήθηκε κατά 15% γεγονός που οφείλεται κατά το μεγαλύτερο μέρος σε επαναλαμβανόμενα έσοδα.

Παρά την εξάπλωση στις αγορές της νοτιοανατολικής Ευρώπης, την δημιουργία πολλών νέων καταστημάτων και τις δαπάνες που αυτό συνεπάγεται, η αύξηση των εξόδων του εξαμήνου περιορίστηκε στο 13%, διαμορφώνοντας το δείκτη κόστους / έσοδα στο 45,3%.

Οι ζημίες απομείωσης και οι προβλέψεις για την κάλυψη του πιστωτικού κινδύνου ανήλθαν στο Α΄εξάμηνο σε ποσοστό 0,6% του συνόλου των δανείων και απαιτήσεων, ενώ συνολικά το ποσοστό κάλυψης του πιστωτικού κινδύνου ανέρχεται στο 2% του χαρτοφυλακίου των δανείων και απαιτήσεων.

Τα ίδια κεφάλαια του Ομίλου έφθασαν τα € 4,2 δισ. παρουσιάζοντας αύξηση σε ετήσια βάση 9,6%, ενώ η υψηλή κερδοφορία διαμόρφωσε την απόδοσή τους στο 25 %.

Η κεφαλαιακή επάρκεια διατηρείται υψηλή με το δείκτη κεφαλαιακής επάρκειας να διαμορφώνεται σε 11,4% και το δείκτη κεφαλαίων πρώτης διαβαθμίσεως στο 8,9%. Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία ΙΙ) που ενσωματώθηκε στο Ελληνικό Δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα, ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την Τυποποιημένη Μέθοδο.

Στα τέλη του εξαμήνου, η Alpha Bank διέθεσε μέρος των ιδίων μετοχών που κατείχε και αντιστοιχούσαν σε ποσοστό 4% επί του μετοχικού της κεφαλαίου, στην εταιρία Paramount Services Holding Limited, η οποία αποτελεί επενδυτικό φορέα που εκπροσωπεί τα συμφέροντα της πλέον επιφανούς οικογενείας του Κατάρ, στοχεύοντας η συναλλαγή αυτή να προσδώσει προστιθέμενη αξία στους Μετόχους της, επιτρέποντας στην Alpha Bank να επιτύχει τους στόχους της και να πρωταγωνιστήσει στην ευρύτερη περιοχή της Νοτιοανατολικής Ευρώπης.

Στοχεύοντας στη διατήρηση ενός επαρκούς επιπέδου ρευστότητας, η Τράπεζα την 7.5.2008 ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπρόθεσμων ομολόγων ύψους USD 7,5 δισ. κατά τα προβλεπόμενα στον Κανονισμό 144Α του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Οι εκδιδόμενοι από τη θυγατρική εταιρία Alpha Group Jersey Ltd τίτλοι, θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου.

Επίσης, στις 18 Ιουλίου η Τράπεζα, μέσω της θυγατρικής της εταιρίας Alpha Covered Bond plc, την οποία ίδρυσε για αυτό ακριβώς τον σκοπό, προέβη στην έκδοση δύο καλυμμένων ομολογιακών δανείων στα πλαίσια του άρθρου 91 του ν. 3601/2007 και της ΠΔ/ΤΕ 2598/2.11.2007. Οι ομολογίες, ύψους € 1 δισ. έκαστη, έχουν τριετή και πενταετή διάρκεια αντιστοίχως, έχουν την εγγύηση της Τραπέζης καθώς και κάλυμμα στεγαστικά δάνεια. Οι ομολογίες, που έχουν αξιολογηθεί ως ΑΑΑ από τρεις διεθνείς οίκους (Standard & Poor's, Moody's και Fitch), θα διατεθούν σε επενδυτές και θα χρησιμοποιηθούν επίσης ως αποδεκτό ενέχυρο για πράξεις νομισματικής πολιτικής με την Τράπεζα της Ελλάδος.

Τα ανωτέρω συνεπάγονται σχετικά ευνοϊκές προοπτικές για τη συνέχιση της ικανοποιητικής αναπτυξιακής πορείας και κατά το Β΄ εξάμηνο του 2008 αλλά και τα επόμενα έτη. Κίνδυνοι βεβαίως εξακολουθούν να υπάρχουν ακόμη, λόγω ενδεχόμενων δυσμενών γεωπολιτικών εξελίξεων ή ενδεχόμενης επιμήκυνσης της περιόδου κρίσεως στο παγκόσμιο χρηματοοικονομικό σύστημα.

Για τη διαχείριση των αναλαμβανόμενων κινδύνων, η Alpha Bank έχει θεσπίσει ένα συστηματικό και αυστηρό πλαίσιο μεθοδολογιών και συστημάτων, το οποίο συνεχώς βελτιώνεται, με στόχο την ελαχιστοποίηση των ενδεχόμενων αρνητικών συνεπειών τους στα αποτελέσματα και τη λειτουργία της. Το πλαίσιο αυτό και η αποτελεσματικότητά του επανεξετάζονται σε τακτά χρονικά διαστήματα, ώστε να είναι εναρμονισμένα με τις διεθνείς βέλτιστες πρακτικές. Οι κίνδυνοι πάντως που αναλαμβάνονται από τον Όμιλο είναι ελεγχόμενοι, μετρήσιμοι και εντός των κοινά αποδεκτών ορίων.

Τέλος, όσον αφορά τις συναλλαγές των συνδεδεμένων με την Τράπεζα και τις εταιρίες του Ομίλου μερών, αυτές γίνονται στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων, αναφέρονται αναλυτικά στις σημειώσεις επί των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης και του Ομίλου που παρατίθενται σε επόμενα κεφάλαια και δεν κρίνονται σημαντικές για τα μεγέθη του Ομίλου.

Αθήναι, 26 Αυγούστου 2008

Ο ΠΡΟΕΔΡΟΣ
ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ
Α.Δ.Τ. Χ 661480

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ

Ενδιάμεση Ενοποιημένη Κατάσταση Αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2008	Από 1 Ιανουαρίου έως 30.6.2007	Από 1 Απριλίου έως 30.6.2008	Από 1 Απριλίου έως 30.6.2007
Τόκοι και εξομοιούμενα έσοδα		2.076.052	1.583.807	1.071.211	818.716
Τόκοι και εξομοιούμενα έξοδα		(1.178.217)	(831.341)	(615.360)	(428.389)
Καθαρό έσοδο από τόκους		897.835	752.466	455.851	390.327
Έσοδα από αμοιβές και προμήθειες		263.651	239.779	139.210	123.511
Προμήθειες έξοδα		(29.827)	(18.067)	(20.664)	(9.267)
Καθαρό έσοδο από αμοιβές και προμήθειες		233.824	221.712	118.546	114.244
Έσοδα από μερίσματα		2.357	2.210	2.110	1.827
Αποτελέσματα χρηματοοικονομικών πράξεων		40.297	40.598	23.229	10.670
Λοιπά έσοδα		40.818	38.323	24.502	18.534
		83.472	81.131	49.841	31.031
Σύνολο εσόδων		**1.215.131**	**1.055.309**	**624.238**	**535.602**
Αμοιβές και έξοδα προσωπικού		(285.250)	(258.683)	(145.965)	(131.378)
Γενικά διοικητικά έξοδα		(221.177)	(189.698)	(117.989)	(101.046)
Αποσβέσεις	7,8,9	(42.180)	(35.108)	(21.898)	(18.241)
Λοιπά έξοδα		(1.656)	(1.734)	(873)	(1.069)
Σύνολο εξόδων		**(550.263)**	**(485.223)**	**(286.725)**	**(251.734)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(141.956)	(102.601)	(74.372)	(40.218)
Αναλογία κερδών/(ζημιών) από συγγενείς εταιρίες		21	1.254	(85)	1.298
Κέρδη πριν το φόρο εισοδήματος		**522.933**	**468.739**	**263.056**	**244.948**
Φόρος εισοδήματος	3	(108.081)	(94.635)	(53.333)	(45.426)
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από συνεχιζόμενες δραστηριότητες		**414.852**	**374.104**	**209.723**	**199.522**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	4		80.388		(1.409)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**414.852**	**454.492**	**209.723**	**198.113**
Καθαρά κέρδη που αναλογούν σε:					
Μετόχους της Τραπέζης		**414.132**	**453.966**	**209.101**	**197.826**
Τρίτους		720	526	622	287
Καθαρά κέρδη ανά μετοχή:	5				
Από συνεχιζόμενες και διακοπτόμενες δραστηριότητες					
Βασικά (€ ανά μετοχή)		1,03	1,12	0,52	0,49
Προσαρμοσμένα (€ ανά μετοχή)		1,03	1,11	0,52	0,49
Από συνεχιζόμενες δραστηριότητες					
Βασικά (€ ανά μετοχή)		1,03	0,92	0,52	0,49
Προσαρμοσμένα (€ ανά μετοχή)		1,03	0,92	0,52	0,49

Οι επισυναπτόμενες σημειώσεις (σελ. 17 - 41) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Ενδιάμεσος Ενοποιημένος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.6.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		3.036.802	3.263.612
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		2.907.303	3.509.696
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων		65.201	266.047
Παράγωγα χρηματοοικονομικά μέσα		545.754	383.432
Δάνεια και απαιτήσεις κατά πελατών	6	46.759.296	42.072.071
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
- Διαθέσιμα προς πώληση		1.873.267	3.156.901
Επενδύσεις σε συγγενείς εταιρίες		52.285	5.320
Επενδύσεις σε ακίνητα	7	73.568	73.560
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	1.212.262	1.173.275
Υπεραξία και λοιπά άυλα πάγια	9	142.109	134.497
Αναβαλλόμενες φορολογικές απαιτήσεις		191.649	170.257
Λοιπά στοιχεία Ενεργητικού		710.723	385.676
		57.570.219	54.594.344
Στοιχεία Ενεργητικού προς πώληση	10	47.919	89.945
Σύνολο Ενεργητικού		**57.618.138**	**54.684.289**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		4.526.425	4.437.736
Παράγωγα χρηματοοικονομικά μέσα		514.353	384.139
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)		37.520.989	34.665.158
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	11	8.819.865	9.189.297
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		125.850	158.797
Αναβαλλόμενες φορολογικές υποχρεώσεις		153.306	94.807
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		44.076	42.019
Λοιπές υποχρεώσεις		1.619.476	1.323.554
Προβλέψεις	12	97.489	95.935
		53.421.829	50.391.442
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	10		1.583
Σύνολο Υποχρεώσεων		**53.421.829**	**50.393.025**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	13	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	13		184.033
Αποθεματικά		451.116	445.662
Αποτελέσματα εις νέον	13	888.134	1.138.195
Ίδιες μετοχές	13	(1.737)	(188)
		3.269.103	3.370.511
Δικαιώματα τρίτων		**39.794**	**32.859**
Υβριδικά κεφάλαια		**887.412**	**887.894**
Σύνολο Καθαρής Θέσεως		**4.196.309**	**4.291.264**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**57.618.138**	**54.684.289**

Οι επισυναπτόμενες σημειώσεις (σελ. 17 - 41) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Ενδιάμεση Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2007	1.591.286	127.961	349.121	686.018	(14.653)	2.739.733	44.280	829.654	3.613.667
Μεταβολές περιόδου 1.1-30.6.2007									
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(24.476)			(24.476)			(24.476)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			134.710			134.710			134.710
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(2.365)			(2.365)			(2.365)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			107.869			107.869			107.869
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				453.966		453.966	526		454.492
Σύνολο αποτελέσματος			**107.869**	**453.966**		**561.835**	**526**		**562.361**
Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				27		27	(14.353)		(14.326)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(15.151)	(29.094)	(44.245)		58.030	13.785
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			4.247			4.247			4.247
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας				(304.421)		(304.421)	(1.077)		(305.498)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(42.257)		(42.257)			(42.257)
Σχηματισμός αποθεματικών			18.005	(18.005)					
Λοιπά				(1.760)		(1.760)			(1.760)
Υπόλοιπο 30.6.2007	1.591.286	127.961	479.242	758.417	(43.747)	2.913.159	29.376	887.684	3.830.219

Ενδιάμεση Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.7.2007	**1.591.286**	**127.961**	**479.242**	**758.417**	**(43.747)**	**2.913.159**	**29.376**	**887.684**	**3.830.219**
Μεταβολές περιόδου 1.7-31.12.2007									
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(14.137)			(14.137)			(14.137)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(11.656)			(11.656)			(11.656)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			2.433			2.433			2.433
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(23.360)			(23.360)			(23.360)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				396.069		396.069	525		396.594
Σύνολο αποτελέσματος			**(23.360)**	**396.069**		**372.709**	**525**		**373.234**
Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(3.640)		(3.640)	2.958		(682)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(3.046)	43.559	40.513		210	40.723
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			15.240			15.240			15.240
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό		25.477	(25.477)						
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	11.523	30.595				42.118			42.118
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(10.739)		(10.739)			(10.739)
Μεταφορά αποθεματικών			(36.827)	36.827					
Σχηματισμός αποθεματικών			36.844	(36.844)					
Λοιπά				1.151		1.151			1.151
Υπόλοιπο 31.12.2007	**1.602.809**	**184.033**	**445.662**	**1.138.195**	**(188)**	**3.370.511**	**32.859**	**887.894**	**4.291.264**

Ενδιάμεση Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2008	**1.602.809**	**184.033**	**445.662**	**1.138.195**	**(188)**	**3.370.511**	**32.859**	**887.894**	**4.291.264**
Μεταβολές περιόδου 1.1-30.6.2008									
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (μετά από φόρους)			(39.645)			(39.645)			(39.645)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(595)			(595)			(595)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού			(1.953)	(765)		(2.718)			(2.718)
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(42.193)	(765)		(42.958)			(42.958)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				414.132		414.132	720		414.852
Σύνολο αποτελέσματος			**(42.193)**	**413.367**		**371.174**	**720**		**371.894**
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση διαφοράς υπέρ το άρτιο και αποτελεσμάτων εις νέον (σημείωση 13α)	328.781	(184.033)		(144.748)					
Αγορές, πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες				(2.972)		(2.972)	6.747		3.775
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(54.368)	(1.549)	(55.917)		(482)	(56.399)
Διανομή μερισμάτων στους κοινούς Μετόχους και στους Μετόχους μειοψηφίας (σημείωση 13β)				(362.199)		(362.199)	(532)		(362.731)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(47.022)		(47.022)			(47.022)
Σχηματισμός αποθεματικών			47.647	(47.647)					
Λοιπά				(4.472)		(4.472)			(4.472)
Υπόλοιπο 30.6.2008	**1.931.590**		**451.116**	**888.134**	**(1.737)**	**3.269.103**	**39.794**	**887.412**	**4.196.309**

Οι επισυναπτόμενες σημειώσεις (σελ. 17 - 41) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Ενδιάμεση ενοποιημένη κατάσταση ταμειακών ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2008	30.6.2007
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		522.933	468.739
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων	7, 8	28.420	24.289
Αποσβέσεις αΰλων παγίων	9	13.760	10.819
Απομειώσεις δανείων και προβλέψεις		150.412	102.837
Λοιπές προσαρμογές		(5.574)	4.247
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(11.463)	26.294
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		20.093	27.286
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις		(21)	(1.254)
		718.560	**663.257**
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		149.184	(599.243)
Χρηματοοικονομικών στοιχείων στην εύλογη αξία μέσω αποτελεσμάτων και παραγώγων Ενεργητικού		38.524	(109.829)
Δανείων και απαιτήσεων κατά πελατών		(4.874.750)	(4.483.061)
Λοιπών στοιχείων Ενεργητικού		(28.841)	(389.356)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		83.311	(2.089.613)
Υποχρεώσεων από παράγωγα		130.214	183.615
Υποχρεώσεων προς πελάτες		2.580.387	3.658.908
Λοιπών Υποχρεώσεων		337.072	592.651
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(866.339)	(2.572.671)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(97.876)	(75.385)
Καθαρές ταμειακές ροές από συνεχιζόμενες λειτουργικές δραστηριότητες		**(964.215)**	**(2.648.056)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις		(195.737)	(14.314)
Διάθεση συμμετοχών θυγατρικών και συγγενών επιχειρήσεων		1.694	
Εισπραχθέντα μερίσματα		2.504	2.210
Αγορές παγίων		(91.908)	(61.268)
Πωλήσεις παγίων		20.577	14.741
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		1.354.474	4.549.533
Καθαρές ταμειακές ροές από συνεχιζόμενες επενδυτικές δραστηριότητες		**1.091.604**	**4.490.902**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Έξοδα αυξήσεως μετοχικού κεφαλαίου		(2.204)	
Πληρωθέντα μερίσματα		(360.111)	(302.627)
(Αγορές)/πωλήσεις ιδίων μετοχών		(335.945)	(29.094)
Έκδοση ομολογιακών δανείων		100.000	547.979
Αποπληρωμή ομολογιακών δανείων		(174.271)	(367.765)
(Αγορές)/πωλήσεις υβριδικών τίτλων		(501)	42.879
Πληρωθέντα μερίσματα υβριδικών τίτλων		(47.022)	(42.257)
Καθαρές ταμειακές ροές από συνεχιζόμενες χρηματοδοτικές δραστηριότητες		**(820.054)**	**(150.885)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		**(1.991)**	**(2.365)**
Καθαρή αύξηση/(μείωση) ταμειακών ροών από συνεχιζόμενες δραστηριότητες		**(694.656)**	**1.689.596**
Καθαρές ταμειακές ροές από διακοπτόμενες λειτουργικές δραστηριότητες			
Καθαρές ταμειακές ροές από διακοπτόμενες επενδυτικές δραστηριότητες			160.700
Καθαρές ταμειακές ροές από διακοπτόμενες χρηματοδοτικές δραστηριότητες			
Καθαρή αύξηση/(μείωση) ταμειακών ροών από διακοπτόμενες δραστηριότητες			**160.700**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**3.792.031**	**4.575.831**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**3.097.375**	**6.426.127**

Οι επισυναπτόμενες σημειώσεις (σελ. 17 - 41) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Σημειώσεις επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως:

- Τραπεζικές
- Χρηματοδοτικές
- Χρηματοοικονομικών υπηρεσιών
- Επενδύσεων
- Ασφαλίσεων
- Κτηματικές
- Ξενοδοχειακές

Ιθύνουσα ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε. η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και στο εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010.

Η Γενική Συνέλευση των Μετόχων της 3.4.2008 αποφάσισε την αύξηση των μελών του Διοικητικού Συμβουλίου από 14 σε 15, όπως προβλέπεται από το Καταστατικό της Τραπέζης, και εξέλεξε την κα Ιωάννα Ε. Παπαδοπούλου ως μη εκτελεστικό μέλος. Όρισε επίσης, ως μη Εκτελεστικά Ανεξάρτητα Μέλη, τους κ.κ. Μηνά Γ. Τάνε και Γεώργιο Ε. Αγουρίδη. Έτσι η σύνθεση του Διοικητικού Συμβουλίου την 30.6.2008 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* *Μέλος της Ελεγκτικής Επιτροπής*
** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*
*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί: Μάριος Τ. Κυριάκου
Νικόλαος Ε. Βουνισέας

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης
Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 30η Ιουνίου 2008 ήταν η τρίτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες Ευρωπαϊκές εταιρίες. Συμμετέχει επίσης και σε άλλους σημαντικούς διεθνείς δείκτες όπως ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), ενώ διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 30η Ιουνίου 2008 ανήρχετο σε 410.976.652 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχωρίων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το πρώτο εξάμηνο του 2008, σε 1.404.761 τεμάχια, ανά συνεδρίαση, κατά μέσο όρο.

Τέλος, η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την Ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Αυγούστου 2008.

ΑΚΟΛΟΥΘΟΥΜΕΝΕΣ ΛΟΓΙΣΤΙΚΕΣ ΑΡΧΕΣ

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.6.2008 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.6.2008, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, αφού ληφθεί υπόψη η Διερμηνεία 11 "Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου", η οποία εκδόθηκε από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.), υιοθετήθηκε από την Ευρωπαϊκή Ένωση και η εφαρμογή της είναι υποχρεωτική για τον Όμιλο από 1.1.2008. Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2008, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που έχουν εκδοθεί ή πρόκειται να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (I.A.S.B.) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν από την 1.1.2008, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

ΑΠΟΤΕΛΕΣΜΑΤΑ

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	151.661	121.378	95.352	40.657
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(20)	(14)	(6)	(14)
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	1.562	(14.946)	(10.007)	
Εισπράξεις από διαγραφείσες απαιτήσεις	(11.247)	(3.817)	(10.967)	(425)
Σύνολο	**141.956**	**102.601**	**74.372**	**40.218**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25% για τις χρήσεις 2007 και εφεξής.

Με το άρθρο 26 του Ν. 3634/2008 επιβάλλεται πλέον φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%) και στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κλπ.). Τα μόνα εισοδήματα πλέον που δεν υπόκεινται σε φορολογία είναι τα έσοδα από μερίσματα, γιατί έχουν ήδη φορολογηθεί στο όνομα των εταιριών από τις οποίες προέκυψαν.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Για τις θυγατρικές εταιρίες και τα καταστήματα της Τραπέζης, που δραστηριοποιούνται σε άλλες χώρες, οι ισχύοντες ονομαστικοί φορολογικοί συντελεστές, για τις χρήσεις 2007 και 2008, έχουν ως εξής:

	%
Κύπρος	10
Βουλγαρία	10
Σερβία	10
Ρουμανία	16
Jersey	20
Ουκρανία	25
Λουξεμβούργο	29,63

Για τις παρακάτω χώρες, οι φορολογικοί συντελεστές που ισχύουν ανά χρήση, έχουν ως εξής:

	Χρήση 2007	Χρήση 2008
	%	%
FYROM	12	10
Αλβανία	20	10
Ηνωμένο Βασίλειο	30	28

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Τρέχων	64.928	68.347	40.972	31.612
Αναβαλλόμενος	43.153	26.288	12.361	13.814
Σύνολο	**108.081**	**94.635**	**53.333**	**45.426**

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	1.644	4.761	473	1.753
Αποτίμηση δανείων	(17.753)	(7.654)	(31.974)	(5.430)
Διακοπή εκτοκισμού δανείων	18.681	12.381	9.556	5.214
Απομείωση δανείων	2.848	5.852	(2.650)	6.259
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	(216)	253	(67)	119
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων	14.282		(1.269)	
Αποτίμηση παραγώγων	12.276	(2.538)	28.229	(3.103)
Διαμόρφωση πραγματικού επιτοκίου	4.634	736	2.357	368
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων, λόγω αντιστάθμισης της εύλογης αξίας τους	4.689	10.551	6.162	7.334
Αποτίμηση ομολόγων	198		(1.840)	
Αποτίμηση λοιπών χρεογράφων	(5.634)		(855)	
Μεταφερόμενες φορολογικές ζημίες	894	(77)	1.090	246
Λοιπές προσωρινές διαφορές	6.610	2.023	3.149	1.054
Σύνολο	**43.153**	**26.288**	**12.361**	**13.814**

Οι προσωρινές διαφορές από αποτίμηση ομολόγων και λοιπών χρεογράφων προκύπτουν λόγω της φορολογίας που επιβλήθηκε με το Ν. 3634/2008.

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως				Από 1 Απριλίου έως			
	30.6.2008		**30.6.2007**		**30.6.2008**		**30.6.2007**	
	%		%		%		%	
Κέρδη πριν το φόρο εισοδήματος		**522.933**		**468.739**		**263.056**		**244.948**
Φόρος εισοδήματος (φορολογικός συντελεστής)	23,26*	121.633	23,52*	110.247	23,04	60.608	25,94	63.531
Αύξηση/(μείωση) προερχόμενη από:								
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,04	226	0,02	92	0,05	124	(0,17)	(415)
Εισόδημα μη υπαγόμενο στο φόρο	(3,28)	(17.181)	(4,69)	(21.962)	(6,08)	(15.982)	(6,24)	(15.292)
Έξοδα μη εκπεστέα	0,76	4.004	0,43	2.008	0,47	1.241	(0,01)	(36)
Αναλογία των αφορολογήτων εσόδων στα κέρδη περιόδου			(0,09)	(438)			(0,16)	(386)
Μέρος των αφορολογήτων κερδών που αναλογεί στα διανεμόμενα			0,07	326			0,11	267
Διαφορές μεταφερόμενες προς συμψηφισμό	(0,04)	(217)	0,04	184	(0,08)	(217)	0,08	184
Λοιπές φορολογικές προσαρμογές	(0,07)	(384)	0,89	4.178	2,87	7.559	(0,99)	(2.427)
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**20,67**	**108.081**	**20,19**	**94.635**	**20,27**	**53.333**	**18,56**	**45.426**

* Ο φορολογικός συντελεστής 23,26% για τη χρήση 2008 και 23,52% για τη χρήση 2007, είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές εταιρίες του Ομίλου.

4. Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες

Την 23.3.2007 υπεγράφη σύμβαση πωλήσεως του 99,57% των μετοχών της Alpha Ασφαλιστική Α.Ε. στη διεθνούς κύρους ασφαλιστική εταιρία ΑΧΑ, η οποία κατέχει ηγετική θέση στον τομέα καλύψεως χρηματοοικονομικών κινδύνων παγκοσμίως.

Η Alpha Bank και η ΑΧΑ υπέγραψαν επίσης μακροχρόνια αποκλειστική συμφωνία στον τομέα των τραπεζοασφαλιστικών εργασιών για τη διάθεση ασφαλιστικών προϊόντων της ΑΧΑ μέσω του εκτεταμένου Δικτύου Καταστημάτων της Τραπέζης.

Τα αποτελέσματα της Alpha Ασφαλιστική Α.Ε., η οποία ορίσθηκε ως διακοπτόμενη δραστηριότητα, για την περίοδο 1.1.2007 έως 23.3.2007 και το κέρδος από την πώλησή της, περιλαμβάνονται στο λογαριασμό "καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες" και αναλύονται ως εξής:

	Από 1 Ιανουαρίου έως 30.6.2007	Από 1 Απριλίου έως 30.6.2007
Έσοδα		
Καθαρό έσοδο από τόκους	860	
Καθαρό έσοδο από αμοιβές και προμήθειες	409	
Λοιπά έσοδα (Ασφάλιστρα κ.λ.π.)	3.573	
Σύνολο εσόδων	**4.842**	
Έξοδα		
Αμοιβές και έξοδα προσωπικού	(2.338)	
Γενικά διοικητικά έξοδα	(1.583)	
Αποσβέσεις	(239)	
Σύνολο εξόδων	**(4.160)**	
Κέρδη / (ζημίες) πριν το φόρο εισοδήματος	**682**	
Φόρος εισοδήματος	(421)	
Καθαρά κέρδη / (ζημίες) μετά το φόρο εισοδήματος	**261**	
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	**80.127**	**(1.409)**
Καθαρά κέρδη, μετά το φόρο εισοδήματος, από διακοπτόμενες δραστηριότητες	**80.388**	**(1.409)**

5. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή, προκύπτουν από τη διαίρεση των κερδών μετά το φόρο, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τις εταιρίες του Ομίλου, κοινών μετοχών της Τραπέζης, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	414.132	453.966	209.101	197.826
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	402.973.756	406.353.824	398.749.246	405.884.184
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,03	1,12	0,52	0,49

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	414.132	373.578	209.101	199.235
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	402.973.756	406.353.824	398.749.246	405.884.184
Βασικά κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	1,03	0,92	0,52	0,49

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της και σε στελέχη εταιριών του Ομίλου, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες και διακοπτόμενες δραστηριότητες	414.132	453.966	209.101	197.826
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	402.973.756	406.353.824	398.749.246	405.884.184
Προσαρμογή για δικαιώματα προαιρέσεως		935.315		1.120.334
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	402.973.756	407.289.139	398.749.246	407.004.518
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες και διακοπτόμενες δραστηριότητες (σε €)	1,03	1,11	0,52	0,49

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Κέρδη αναλογούντα στους Μετόχους της Τραπέζης από συνεχιζόμενες δραστηριότητες	414.132	373.578	209.101	199.235
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	402.973.756	406.353.824	398.749.246	405.884.184
Προσαρμογή για δικαιώματα προαιρέσεως		935.315		1.120.334
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	402.973.756	407.289.139	398.749.246	407.004.518
Προσαρμοσμένα κέρδη ανά μετοχή από συνεχιζόμενες δραστηριότητες (σε €)	1,03	0,92	0,52	0,49

ΕΝΕΡΓΗΤΙΚΟ

6. Δάνεια και απαιτήσεις κατά πελατών

	30.6.2008	31.12.2007
Ιδιώτες:		
Στεγαστικά	12.508.228	11.186.669
Καταναλωτικά	4.161.632	3.606.631
Πιστωτικές κάρτες	1.188.456	1.092.863
Λοιπά	122.654	146.762
Σύνολο	17.980.970	16.032.925
Εταιρίες:		
Επιχειρηματικά δάνεια	27.481.758	24.771.065
Χρηματοδοτικές μισθώσεις (Leasing)	1.407.947	1.338.340
Εισπράξεις επιχειρηματικών απαιτήσεων (Factoring)	500.043	532.640
Σύνολο	29.389.748	26.642.045
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	9.836	9.494
Λοιπές απαιτήσεις	253.443	228.201
	47.633.997	**42.912.665**
Μείον:		
Συσσωρευμένες απομειώσεις *	(874.701)	(840.594)
Σύνολο	**46.759.296**	**42.072.071**

Συσσωρευμένες απομειώσεις

Υπόλοιπο την 1.1.2007	**977.249**
Μεταβολές περιόδου 1.1. – 30.6.2007	
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	28.811
Συναλλαγματικές διαφορές	(3.558)
Ζημιές απομειώσεως περιόδου (σημείωση 2)	121.378
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(226.841)
Υπόλοιπο την 30.6.2007	**897.039**
Μεταβολές περιόδου 1.7. – 31.12.2007	
Μεταφορά συσσωρευμένων απομειώσεων στοιχείων Ενεργητικού προς πώληση	(57)
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	12.477
Συναλλαγματικές διαφορές	1.542
Ζημιές απομειώσεως περιόδου	84.854
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(155.261)
Υπόλοιπο την 31.12.2007	**840.594**
Μεταβολές περιόδου 1.1. – 30.6.2008	
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	19.591
Συναλλαγματικές διαφορές	250
Ζημιές απομειώσεως περιόδου (σημείωση 2)	151.661
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(137.395)
Υπόλοιπο την 30.6.2008	**874.701**

** Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματιστεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 47.491 (31.12.2007: € 45.929), όπως αναφέρεται στη σημείωση 12.*
Έτσι, το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 922.192 (31.12.2007: € 886.523).

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	30.6.2008	31.12.2007
Έως ένα (1) έτος	435.879	398.360
Από ένα (1) έτος έως και πέντε (5) έτη	708.390	675.630
Πέραν των πέντε (5) ετών	798.408	829.707
	1.942.677	**1.903.697**
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(534.730)	(565.357)
Σύνολο	**1.407.947**	**1.338.340**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	30.6.2008	31.12.2007
Έως ένα (1) έτος	353.273	316.096
Από ένα (1) έτος έως και πέντε (5) έτη	493.600	456.249
Πέραν των πέντε (5) ετών	561.074	565.995
Σύνολο	**1.407.947**	**1.338.340**

7. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπα την 1.1.2007	
Αξία κτήσεως	34.948
Συσσωρευμένες αποσβέσεις	(3.430)
Αναπόσβεστη αξία 1.1.2007	31.518
1.1.2007-30.6.2007	
Αναπόσβεστη αξία 1.1.2007	31.518
Συναλλαγματικές διαφορές	(145)
Προσθήκες	1.308
Διαθέσεις	(1.315)
Μεταφορές	16.940
Αποσβέσεις περιόδου	(366)
Αναπόσβεστη αξία 30.6.2007	47.940
Υπόλοιπα την 30.6.2007	
Αξία κτήσεως	52.497
Συσσωρευμένες αποσβέσεις	(4.557)
1.7.2007-31.12.2007	
Αναπόσβεστη αξία 1.7.2007	47.940
Συναλλαγματικές διαφορές	110
Προσθήκες	25.294
Διαθέσεις	835
Μεταφορές	(312)
Αποσβέσεις περιόδου	(307)
Αναπόσβεστη αξία 31.12.2007	73.560
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	78.526
Συσσωρευμένες αποσβέσεις	(4.966)
1.1.2008-30.6.2008	
Αναπόσβεστη αξία 1.1.2008	73.560
Συναλλαγματικές διαφορές	89
Προσθήκες	282
Μεταφορές σε "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(33)
Αποσβέσεις περιόδου	(330)
Αναπόσβεστη αξία 30.6.2008	73.568
Υπόλοιπα την 30.6.2008	
Αξία κτήσεως	78.753
Συσσωρευμένες αποσβέσεις	(5.185)

8. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	1.058.044	4.055	361.639	1.423.738
Συσσωρευμένες αποσβέσεις	(209.573)	(1.963)	(276.206)	(487.742)
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
1.1.2007-30.6.2007				
Αναπόσβεστη αξία 1.1.2007	848.471	2.092	85.433	935.996
Συναλλαγματικές διαφορές	258	136	864	1.258
Προσθήκες	22.537	914	16.901	40.352
Διαθέσεις	(1.099)		(4.097)	(5.196)
Μεταφορές σε "Επενδύσεις σε ακίνητα"	(16.940)			(16.940)
Μεταφορές από "Στοιχεία Ενεργητικού προς πώληση" (1)	42.405			42.405
Λοιπές Μεταφορές			(3)	(3)
Αποσβέσεις περιόδου	(10.404)	(329)	(13.057)	(23.790)
Αναπόσβεστη αξία 30.6.2007	885.228	2.813	86.041	974.082
Υπόλοιπα την 30.6.2007				
Αξία κτήσεως	1.103.785	4.963	374.136	1.482.884
Συσσωρευμένες αποσβέσεις	(218.557)	(2.150)	(288.095)	(508.802)
1.7.2007-31.12.2007				
Αναπόσβεστη αξία 1.7.2007	885.228	2.813	86.041	974.082
Συναλλαγματικές διαφορές	(1.927)	(209)	(1.400)	(3.536)
Προσθήκες	42.177	833	20.947	63.957
Διαθέσεις	(4.336)		2.748	(1.588)
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στο Β' εξάμηνο του 2007	145.909		23.346	169.255
Μεταφορές σε "Επενδύσεις σε ακίνητα"	312			312
Λοιπές Μεταφορές			(265)	(265)
Αποσβέσεις περιόδου (2)	(14.001)	(365)	(14.576)	(28.942)
Αναπόσβεστη αξία 31.12.2007	1.053.362	3.072	116.841	1.173.275
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	1.283.906	5.414	414.199	1.703.519
Συσσωρευμένες αποσβέσεις	(230.544)	(2.342)	(297.358)	(530.244)
1.1.2008-30.6.2008				
Αναπόσβεστη αξία 1.1.2008	1.053.362	3.072	116.841	1.173.275
Συναλλαγματικές διαφορές	156	(30)	(305)	(179)
Προσθήκες	35.521		30.307	65.828
Διαθέσεις	(123)	(1.022)		(1.145)
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στο Α' εξάμηνο του 2008	1.465		1.125	2.590
Μεταφορές από "Επενδύσεις σε ακίνητα"	33			33
Λοιπές μεταφορές	3.184	260	(3.494)	(50)
Αποσβέσεις περιόδου	(11.842)	(159)	(16.089)	(28.090)
Αναπόσβεστη αξία 30.6.2008	1.081.756	2.121	128.385	1.212.262
Υπόλοιπα την 30.6.2008				
Αξία κτήσεως	1.324.269	3.205	440.780	1.768.254
Συσσωρευμένες αποσβέσεις	(242.513)	(1.084)	(312.395)	(555.992)

(1) Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία "Στοιχεία Ενεργητικού προς πώληση" λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει.

(2) Στις "Αποσβέσεις περιόδου" 1.7 - 31.12.2007 δεν περιλαμβάνεται ποσό € 1,1 εκατ. που αφορά απόσβεση του ξενοδοχείου Hilton Rhodes Resort, το οποίο χαρακτηρίστηκε σαν "Στοιχεία Ενεργητικού προς πώληση" (σημείωση 10).

9. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	58.344	18.293	144.745	221.382
Συσσωρευμένες αποσβέσεις		(5.884)	(98.360)	(104.244)
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
1.1.2007-30.6.2007				
Αναπόσβεστη αξία 1.1.2007	58.344	12.409	46.385	117.138
Συναλλαγματικές διαφορές	(1.439)	(75)	(113)	(1.627)
Προσθήκες			16.143	16.143
Διαθέσεις			(448)	(448)
Αποσβέσεις περιόδου		(1.745)	(9.207)	(10.952)
Αναπόσβεστη αξία 30.6.2007	56.905	10.589	52.760	120.254
Υπόλοιπα την 30.6.2007				
Αξία κτήσεως	56.905	18.752	160.564	236.221
Συσσωρευμένες αποσβέσεις		(8.163)	(107.804)	(115.967)
1.7.2007-31.12.2007				
Αναπόσβεστη αξία 1.7.2007	56.905	10.589	52.760	120.254
Συναλλαγματικές διαφορές	1.103	220	(120)	1.203
Προσθήκες		5.340	19.341	24.681
Διαθέσεις			(472)	(472)
Μεταφορές			268	268
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στο Β' εξάμηνο του 2007		1.333		1.333
Αποσβέσεις περιόδου		(1.739)	(11.031)	(12.770)
Αναπόσβεστη αξία 31.12.2007	58.008	15.743	60.746	134.497
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	58.008	25.785	181.273	265.066
Συσσωρευμένες αποσβέσεις		(10.042)	(120.527)	(130.569)
1.1.2008-30.6.2008				
Αναπόσβεστη αξία 1.1.2008	58.008	15.743	60.746	134.497
Συναλλαγματικές διαφορές	861	52	(33)	880
Προσθήκες		4.680	14.161	18.841
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στο Α' εξάμηνο του 2008 *	1.551	1	49	1.601
Λοιπές μεταφορές		(3.358)	3.408	50
Αποσβέσεις περιόδου		(1.776)	(11.984)	(13.760)
Αναπόσβεστη αξία 30.6.2008	60.420	15.342	66.347	142.109
Υπόλοιπα την 30.6.2008				
Αξία κτήσεως	60.420	27.147	198.981	286.548
Συσσωρευμένες αποσβέσεις		(11.805)	(132.634)	(144.439)

** Η υπεραξία που προέκυψε στο Α' εξάμηνο του 2008 αφορά την απόκτηση του 90% της νεοσυσταθείσης Astra Bank OJSC (σημείωση 19δ).*

10. Στοιχεία Ενεργητικού προς πώληση και Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση

α. Πάγιος εξοπλισμός

Στα στοιχεία Ενεργητικού προς πώληση περιλαμβάνονται ακίνητα και μηχανολογικός εξοπλισμός ποσού € 47.919 (31.12.2007: € 55.221).

β. Λοιπά

Την 28.3.2008 η Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε μεταβίβασε τις μετοχές της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort (σημ. 19β).

Τα Στοιχεία Ενεργητικού και οι Υποχρεώσεις της εν λόγω μονάδας, κατά την 31.12.2007, είχαν καταχωρηθεί στους λογαριασμούς "Στοιχεία Ενεργητικού προς πώληση" και "Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση" και είχαν ως εξής:

	31.12.2007
Στοιχεία Ενεργητικού προς πώληση	
Ταμείο και Διαθέσιμα σε Κεντρικές Τράπεζες	38
Δάνεια και απαιτήσεις κατά πελατών	1.336
Υπεραξία και λοιπά άυλα πάγια	9
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	29.745
Αναβαλλόμενες φορολογικές απαιτήσεις	3.319
Λοιπά στοιχεία Ενεργητικού	277
Σύνολο	**34.724**
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	39
Αναβαλλόμενες φορολογικές υποχρεώσεις	308
Λοιπές υποχρεώσεις	970
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	266
Σύνολο	**1.583**

ΥΠΟΧΡΕΩΣΕΙΣ

11. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Βραχυπρόθεσμα χρεόγραφα (ECP) [1]

Υπόλοιπο 1.1.2008	-
Μεταβολές περιόδου 1.1 – 30.6.2008	
Νέες εκδόσεις	1.515.949
Λήξεις/Ανακλήσεις	(769.000)
Δεδουλευμένοι τόκοι	12.054
Συναλλαγματικές διαφορές	(152)
Υπόλοιπο 30.6.2008	**758.851**

Κοινά ομολογιακά δάνεια

Υπόλοιπο 1.1.2008	**14.296.007**
Μεταβολές περιόδου 1.1 – 30.6.2008	
Νέες εκδόσεις [2]	4.776.894
(Αγορές)/Πωλήσεις εταιριών Ομίλου	(3.266.687)
Λήξεις/Ανακλήσεις	(3.154.201)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	(14.314)
Δεδουλευμένοι τόκοι	(9.912)
Συναλλαγματικές διαφορές	(2.031)
Υπόλοιπο 30.6.2008	**12.625.756**

Δάνεια μειωμένης εξασφαλίσεως

Υπόλοιπο 1.1.2008	**1.228.888**
Μεταβολές περιόδου 1.1 – 30.6.2008	
Νέες εκδόσεις [3]	100.000
(Αγορές)/Πωλήσεις εταιριών Ομίλου	(20.160)
Λήξεις/Ανακλήσεις [4]	(100.000)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	(4.154)
Δεδουλευμένοι τόκοι	55
Συναλλαγματικές διαφορές	(1.667)
Υπόλοιπο 30.6.2008	**1.202.962**
Σύνολο	**14.587.569**

Από τις παραπάνω ομολογίες διατέθηκε σε πελάτες της Τραπέζης και μεταφέρθηκε στο λογαριασμό "Υποχρεώσεις προς πελάτες" ποσό € 5.767.704 (31.12.2007: € 6.335.598). Έτσι, το υπόλοιπο του λογαριασμού "Ομολογίες εκδόσεως μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις", κατά την 30.6.2008, διαμορφώθηκε σε €8.819.865 (31.12.2007: € 9.189.297).

[1] *Η Τράπεζα αντλεί βραχυπρόθεσμη ρευστότητα μέσω προγράμματος εκδόσεως ευρω-εμπορικών γραμματίων (Euro Commercial Paper) συνολικού ύψους € 5 δισ.*
Οι τίτλοι του προγράμματος αυτού μπορούν να εκδίδονται υπό το άρτιο, να φέρουν κυμαινόμενο ή σταθερό επιτόκιο, ή επιτόκιο συνδεδεμένο με κάποιο δείκτη και η διάρκειά τους κυμαίνεται από 1 έως και 364 ημέρες. Τα νομίσματα στα οποία είναι εκφρασμένες οι εκδόσεις μπορούν να διαφοροποιούνται μεταξύ του Ευρώ, του δολαρίου ΗΠΑ, της λίρας Αγγλίας, του Ελβετικού φράγκου, του γιεν Ιαπωνίας, του δολαρίου Αυστραλίας, του δολαρίου Καναδά και οιουδήποτε άλλου νομίσματος που θα συμφωνηθεί μεταξύ των αντισυμβαλλομένων.
Το περιθώριο των εκδόσεων σε ευρώ κυμάνθηκε κατά μέσο όρο από 9 έως 25 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.
Το περιθώριο της εκδόσεως σε δολάρια ΗΠΑ διαμορφώθηκε από 14 έως 42 μονάδες βάσης πάνω από το Libor της αντίστοιχης διάρκειας.

[2] *Από τις νέες κοινές ομολογιακές εκδόσεις ποσό € 3.960 εκατ. φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από 10 μέχρι και 50 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.*
Επίσης νέες ομολογιακές εκδόσεις ποσού € 375 εκατ. ενσωματώνουν δικαίωμα πωλήσεως εκ μέρους του επενδυτή και φέρουν κυμαινόμενο επιτόκιο Euribor με κλιμακωτό περιθώριο, το οποίο μπορεί να λάβει μέγιστη τιμή μεταξύ 40 και 120 μονάδων βάσης σε περίπτωση μη ενασκήσεως του δικαιώματος από τον επενδυτή.

[3] *Την 30.5.2008, η θυγατρική Alpha Bank Cyprus Ltd εξέδωσε ομολογιακό δάνειο μειωμένης εξασφάλισης (Lower Tier II) ποσού € 100 εκατ. δεκαετούς διάρκειας με επιτόκιο που καθορίζεται από το τρίμηνο Euribor προσαυξημένο με περιθώριο 180 μονάδων βάσης για τα πρώτα 5 έτη, το οποίο αυξάνεται σε 280 μονάδες βάσης για τα επόμενα έτη σε περίπτωση μη ανακλήσεως.*

[4] *Την 19.2.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.*

12. Προβλέψεις

	30.6.2008	31.12.2007
Ασφαλιστικές	42.170	41.561
Για την κάλυψη του πιστωτικού κινδύνου	47.491	45.929
Λοιπές	7.828	8.445
Σύνολο	**97.489**	**95.935**

α. Ασφαλιστικές προβλέψεις

	30.6.2008	31.12.2007
Γενικές ασφαλίσεις		
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	5.417	4.643
Προβλέψεις για εκκρεμείς αποζημιώσεις	6.217	5.780
Σύνολο	11.634	10.423
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	6.744	6.992
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.163	1.325
Σύνολο	7.907	8.317
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	22.629	22.821
Σύνολο	**42.170**	**41.561**

β. Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

Υπόλοιπο 1.1.2007	**14.946**
Μεταβολές περιόδου 1.1. – 30.6.2007	
Αντιλογισμός σχηματισθείσης προβλέψεως για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	(14.946)
Υπόλοιπο 30.6.2007	-
Μεταβολές περιόδου 1.7. – 31.12.2007	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	45.929
Υπόλοιπο την 31.12.2007	**45.929**
Μεταβολές περιόδου 1.1. – 30.6.2008	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	1.562
Υπόλοιπο την 30.6.2008	**47.491**

γ. Λοιπές προβλέψεις

Υπόλοιπο την 1.1.2007	**11.432**
Μεταβολές περιόδου 1.1. – 30.6.2007	
Προβλέψεις σε βάρος των αποτελεσμάτων	1.630
Χρησιμοποιηθείσες προβλέψεις	(13)
Συναλλαγματικές διαφορές	(1.537)
Υπόλοιπο την 30.6.2007	**11.512**
Μεταβολές περιόδου 1.7. – 31.12.2007	
Μείωση προβλέψεων για ενδεχόμενες υποχρεώσεις	(4.525)
Χρησιμοποιηθείσες προβλέψεις	(5)
Συναλλαγματικές διαφορές	1.463
Υπόλοιπο την 31.12.2007	**8.445**
Μεταβολές περιόδου 1.1. – 30.6.2008	
Προβλέψεις σε βάρος των αποτελεσμάτων	2.713
Χρησιμοποιηθείσες προβλέψεις	(2.736)
Συναλλαγματικές διαφορές	(594)
Υπόλοιπο την 30.6.2008	**7.828**

ΚΑΘΑΡΗ ΘΕΣΗ

13. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Μετοχικό κεφάλαιο

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2008, αποφάσισε την αύξηση του μετοχικού κεφαλαίου κατά € 328.781, με κεφαλαιοποίηση του συνόλου της διαφοράς από έκδοση μετοχών υπέρ το άρτιο ποσού € 184.033 και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού € 144.748, με αύξηση της ονομαστικής αξίας των υφισταμένων μετοχών από € 3,90 σε € 4,70 ανά μετοχή.

Το Υπουργείο Αναπτύξεως ενέκρινε, με την υπ' αριθμ. Κ2-5168/22.4.2008 απόφασή του, την τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης, περί μετοχικού κεφαλαίου, συνεπεία αυξήσεώς του.

Έτσι, την 30 Ιουνίου 2008, το καταβεβλημένο μετοχικό κεφάλαιο της Τραπέζης ανήρχετο σε € 1.931.590, διαιρούμενο σε 410.976.652 μετοχές, ονομαστικής αξίας € 4,70 εκάστης.

β) Αποτελέσματα εις νέον

Την 15 Απριλίου 2008 διανεμήθηκε από την Τράπεζα μέρισμα συνολικού ποσού € 362.199, ήτοι € 0,90 ανά μετοχή, που αφορούσε τη χρήση 2007.

Από τις θυγατρικές εταιρίες, για τη χρήση 2007 διανεμήθηκε μέρισμα στους μετόχους μειοψηφίας ποσό € 532.

γ) Ίδιες μετοχές

Την 25.2.2008, πωλήθηκαν, από την κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε., 10.080 μετοχές της Τραπέζης αξίας κτήσεως € 188, σε τιμή διαθέσεως ευρώ είκοσι και ογδόντα λεπτά (€ 20,8) ανά μετοχή. Εκ της πωλήσεως προέκυψε κέρδος € 21, το οποίο καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Η Τράπεζα, δυνάμει αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη κατά το Α' τρίμηνο 2008 σε αγορά 8.123.677 ιδίων μετοχών με αξία κτήσεως € 167.551 (ήτοι € 20,63 ανά μετοχή).

Η Τακτική Γενική Συνέλευση της 3.4.2008, αποφάσισε την έναρξη προγράμματος αγοράς ιδίων μετοχών για τη χρονική περίοδο Απριλίου 2008 – Απριλίου 2010. Έτσι η Τράπεζα προέβη κατά το Β' τρίμηνο 2008 σε αγορά 8.399.014 ιδίων μετοχών με αξία κτήσεως € 175.591 (ήτοι € 20,91 ανά μετοχή).

Στις 30 Ιουνίου 2008, η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 16.439.066 ιδίων μετοχών συνολικού κόστους € 341.405, που αντιπροσώπευαν το 4% του μετοχικού της κεφαλαίου. Το αποτέλεσμα της παραπάνω συναλλαγής καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 30.6.2008, ανήλθε σε 83.625 συνολικού κόστους κτήσεως € 1.737 (ήτοι € 20,77 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 31.12.2007	10.080	188	
Αγορές 1.1-30.6.2008	16.522.691	343.142	4,02%
Πωλήσεις 1.1-30.6.2008	(16.449.146)	(341.593)	(4,00%)
Υπόλοιπο 30.6.2008	**83.625**	**1.737**	**0,02%**

ΠΡΟΣΘΕΤΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

14. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τράπεζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη € 3,8 εκατ. για επίδικες ή υπό διαιτησία διαφορές.

β) Φορολογικά θέματα

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., ABC Factors Α.Ε. και Καφέ Alpha Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Οι εταιρίες Alpha Bank Romania S.A. και Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2006. Στις εταιρίες Alpha Finance Α.Ε.Π.Ε.Υ., Alpha Leasing Α.Ε. και Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ. βρίσκεται σε εξέλιξη φορολογικός έλεγχος για τις χρήσεις 2003-2006, 2005-2006 και 2002-2007 αντίστοιχα. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων από τον Όμιλο έχουν ως εξής:

	30.6.2008	31.12.2007
► εντός του έτους	42.189	30.894
► πέραν του έτους και μέχρι πέντε έτη	129.378	92.662
► πέραν των πέντε ετών	111.657	79.219
Σύνολο	**283.224**	**202.775**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων από τον Όμιλο έχουν ως εξής:

	30.6.2008	31.12.2007
► εντός του έτους	5.582	6.017
► πέραν του έτους και μέχρι πέντε έτη	20.325	22.806
► πέραν των πέντε ετών	6.611	9.177
Σύνολο	**32.518**	**38.000**

δ) Εκτός Ισολογισμού υποχρεώσεις

	30.6.2008	31.12.2007
Ενέγγυες πιστώσεις	230.879	48.014
Εγγυητικές επιστολές	4.721.443	4.835.271
Μη αντληθέντα πιστωτικά όρια	19.150.351	17.573.361
Σύνολο	**24.102.673**	**22.456.646**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	30.6.2008	31.12.2007
Δάνεια πελατών	964.490	800.490
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	5.000	
Αξιόγραφα επενδυτικού χαρτοφυλακίου	155.000	160.000
Σύνολο	**1.124.490**	**960.490**

Η Τράπεζα έχει ενεχυριάσει στην Τράπεζα της Ελλάδος δάνεια πελατών της, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθμ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθμ.61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, από την 1.1.2007, ως ασφάλειες για την διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Τα χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί Παραγώγων (ΕΤΕΣΕΠ Α.Ε.).

Τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου αφορούν τίτλους που έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

15. Εταιρίες που περιλαμβάνονται στις Ενοποιημένες Οικονομικές Καταστάσεις

Στις οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

Α. ΘΥΓΑΤΡΙΚΕΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 30.6.2008	31.12.2007
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Cyprus Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank Srbija A.D.	Σερβία	100,00	99,99
7. Astra Bank OJSC	Ουκρανία	93,33	
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	100,00	100,00
2. Alpha Leasing Romania S.A.	Ρουμανία	99,99	99,99
3. ABC Factors A.E.	Ελλάδα	100,00	100,00
4. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
5. AEF European Capital Investments B.V.	Ολλανδία		100,00
6. Alpha Ventures Capital Management	Ελλάδα	100,00	
Asset Management			
1. Alpha Asset Management A.E.Δ.A.K.	Ελλάδα	100,00	100,00
2. Alpha Επενδυτικές Υπηρεσίες A.E.Π.Ε.Υ.	Ελλάδα	100,00	100,00
3. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε.	Ελλάδα	100,00	100,00
2. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
3. Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
4. ALPHALIFE A.A.E.Z.	Ελλάδα	100,00	100,00
Κτηματικές και ξενοδοχειακές			
1. Alpha Αστικά Ακίνητα Α.Ε.	Ελλάδα	85,76	84,10
2. Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.	Ελλάδα	95,89	94,81
3. Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00	100,00
4. Alpha Real Estate D.O.O. Beograd	Σερβία	85,76	84,10
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	85,76	84,10
6. Τουριστικά Θέρετρα Α.Ε.	Ελλάδα		94,81
7. Alpha Immovables Bulgaria E.O.O.D.	Βουλγαρία	85,76	84,10
Εταιρίες ειδικού σκοπού και συμμετοχών			
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Alpha Group Investment Ltd	Κύπρος	100,00	100,00
4. Ιονική Συμμετοχών Α.Ε.	Ελλάδα	100,00	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
6. Ionian Equity Participations Ltd	Κύπρος	100,00	100,00
Διάφορες εταιρίες			
1. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Trustees Ltd	Κύπρος	100,00	100,00
3. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
4. Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5. Ευρυμάθεια Α.Ε.	Ελλάδα	100,00	100,00
6. Καφέ Alpha Α.Ε.	Ελλάδα	100,00	100,00
7. Ιονική Υποστηρικτικών Εργασιών Α.Ε.	Ελλάδα	100,00	100,00

Β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 30.6.2008	31.12.2007
1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	72,20	60,10
4. Anadolu Alpha Gayrimenkul Ticaret Anonim Sirketi	Τουρκία	50,00	50,00
5. APE Investment Property S.A.	Ελλάδα	67,42	67,42
6. Alpha TANEO A.K.E.Σ.	Ελλάδα	51,00	

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών του Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance US Corporation με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

Γ. ΣΥΓΓΕΝΕΙΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 30.6.2008	31.12.2007
1. Εβισάκ Α.Ε.	Ελλάδα	27,00	27,00
2. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00	50,00
3. A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
4. ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε.	Ελλάδα	26,71	

Οι συγγενείς εταιρίες εμφανίζονται στις ενοποιημένες οικονομικές καταστάσεις αποτιμημένες με τη μέθοδο της καθαρής θέσεως.

16. Πληροφόρηση κατά επιχειρηματικό τομέα

(Ποσά σε εκατ. ευρώ)

	1.1 - 30.6.2008						
	Όμιλος	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	897,8	551,0	167,2	8,4	12,9	156,4	1,9
Προμήθειες	233,8	85,3	42,1	37,9	24,5	44,8	(0,8)
Λοιπά έσοδα	83,5	7,2	5,3	0,9	18,9	28,8	22,4
Σύνολο εσόδων	**1.215,1**	**643,5**	**214,6**	**47,2**	**56,3**	**230,0**	**23,5**
Σύνολο εξόδων	**(550,3)**	**(286,5)**	**(59,1)**	**(26,8)**	**(19,9)**	**(129,8)**	**(28,2)**
Απομειώσεις	(141,9)	(96,6)	(30,7)		(0,1)	(14,5)	
Κέρδη πριν το φόρο εισοδήματος	**522,9**	**260,4**	**124,8**	**20,4**	**36,3**	**85,7**	**(4,7)**
Φόρος εισοδήματος	(108,1)						
Κέρδη μετά το φόρο εισοδήματος	**414,8**						

(Ποσά σε εκατ. ευρώ)

1.1 - 30.6.2007	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Τόκοι	752,5	470,8	144,9	8,4	21,0	100,6	6,8
Προμήθειες	221,7	79,3	45,1	43,3	22,4	33,1	(1,5)
Λοιπά έσοδα	82,4	11,1	3,1	5,4	12,2	17,6	33,0
Σύνολο εσόδων	**1056,6**	**561,2**	**193,1**	**57,1**	**55,6**	**151,3**	**38,3**
Σύνολο εξόδων	**(485,2)**	**(269,2)**	**(55,6)**	**(28,4)**	**(17,7)**	**(89,1)**	**(25,2)**
Απομειώσεις	(102,6)	(48,9)	(41,2)			(12,4)	(0,1)
Κέρδη πριν το φόρο εισοδήματος	**468,8**	**243,1**	**96,3**	**28,7**	**37,9**	**49,8**	**13,0**
Φόρος εισοδήματος	(94,6)						
Κέρδη από διακοπτόμενες δραστηριότητες	80,3						
Κέρδη μετά το φόρο εισοδήματος	**454,5**						

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) του Ομίλου, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων. Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα χρηματοδοτικής μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες προεξόφλησης επιχειρηματικών απαιτήσεων μέσω της θυγατρικής εταιρίας ABC Factors A.E.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking του Ομίλου, και της θυγατρικής εταιρίας Alpha Asset Management Α.Ε.Δ.Α.Κ. Επίσης, περιλαμβάνονται οι προμήθειες της από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, τα οποία παρέχονται, προς ιδιώτες και επιχειρήσεις, μέσω της ΑΧΑ Ασφαλιστικής, η οποία είναι το διάδοχο σχήμα της πρώην θυγατρικής εταιρείας Alpha Ασφαλιστική Α.Ε.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance Α.Ε.Π.Ε.Υ., Alpha Επενδυτικών Συμμετοχών Α.Ε.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κ.λ.π.).

v. Ν.Α. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του Ομίλου που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και έσοδα και έξοδα της Τραπέζης, που δεν σχετίζονται με τη λειτουργική της δραστηριότητα.

17. Κεφαλαιακή επάρκεια

Η κεφαλαιακή επάρκεια του Ομίλου εποπτεύεται από την Τράπεζα της Ελλάδος προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει ο Όμιλος.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία ΙΙ) που ενσωματώθηκε στο Ελληνικό δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την τυποποιημένη μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο Ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο Ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.6.2008 **Βασιλεία II**	**31.12.2007** **Βασιλεία I**
Σταθμισμένο Ενεργητικό από Πιστωτικό Κίνδυνο	41.221	39.950
Σταθμισμένο Ενεργητικό από Κίνδυνο Αγοράς	892	553
Σταθμισμένο Ενεργητικό από Λειτουργικό Κίνδυνο	3.072	
Σύνολο Σταθμισμένου Ενεργητικού	45.185	40.503
Κύρια Βασικά Κεφάλαια (Upper Tier I)	3.286	3.137
Βασικά Κεφάλαια (Tier I)	4.036	3.890
Συνολικά Εποπτικά Κεφάλαια (Tier I + Tier II)	5.152	5.043
Δείκτης Κυρίων Βασικών Κεφαλαίων (Upper Tier I)	7,3%	7,7%
Δείκτης Βασικών Κεφαλαίων (Tier I)	8,9%	9,6%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	**11,4%**	**12,5%**

18. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα και οι υπόλοιπες εταιρίες του Ομίλου, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων τους, διενεργούν συναλλαγές και με συνδεδεμένα με αυτές μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα.

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών της Συμβουλίων, των πλησιέστερων συγγενικών τους προσώπων και εταιριών συνδεδεμένων με αυτά, έχουν ως εξής:

	30.6.2008	31.12.2007
Δάνεια	164.624	39.951
Καταθέσεις	68.189	43.523
Ομολογίες εκδόσεώς μας	25.030	9.009
Εγγυητικές επιστολές	7.677	83

	Από 1 Ιανουαρίου έως	
	30.6.2008	30.6.2007
Τόκοι και εξομοιούμενα έσοδα	5.401	83
Τόκοι και εξομοιούμενα έξοδα	1.715	892

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	30.6.2008	31.12.2007
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	218	277
Παθητικό		
Υποχρεώσεις προς πελάτες	13	26

	Από 1 Ιανουαρίου έως	
	30.6.2008	30.6.2007
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	10	20
Έξοδα		
Λοιπά έξοδα	1.786	1.573

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα του Α' εξαμήνου του 2008, ανέρχονται σε € 5.397 (Α' εξάμηνο 2007: € 6.264).

19. Αποκτήσεις, πωλήσεις θυγατρικών εταιριών και λοιπά εταιρικά γεγονότα

α. Στο πλαίσιο εφαρμογής του Ν.3606/2007, ο οποίος αποτελεί ενσωμάτωση στην ελληνική νομοθεσία της οδηγίας MiFID (2004/2007) του Ευρωπαϊκού Κοινοβουλίου και κατόπιν σχετικής αποφάσεως της από 14.12.2007 εκτάκτου γενικής συνελεύσεως της εταιρίας Alpha Finance Α.Χ.Ε.Π.Ε.Υ., η επωνυμία της τροποποιήθηκε σε Alpha Finance Ανώνυμη Εταιρία Παροχής Επενδυτικών Υπηρεσιών και ο διακριτικός τίτλος της από Alpha Finance σε Alpha Finance Α.Ε.Π.Ε.Υ. Οι τροποποιήσεις αυτές εγκρίθηκαν από το Υπουργείο Αναπτύξεως την 11.2.2008.

β. Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση του συνόλου των μετοχών της θυγατρικής της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort. Οι μετοχές μεταβιβάστηκαν κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε." και κατά 50% στην "Πλάκα Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων". Εκ της πωλήσεως προέκυψε κέρδος για τον Όμιλο € 1,5 εκατ.

γ. Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investments B.V. Εκ της εκκαθαρίσεως δεν προέκυψε κέρδος για τον Όμιλο.

δ. Την 4.4.2008 η Τράπεζα απέκτησε ποσοστό 90% της νεοσυσταθείσης ουκρανικής τραπέζης Astra Bank OJSC έναντι ποσού € 10,9 εκατ. Τα συμβαλλόμενα μέρη συμφώνησαν ότι οι ιδρυτικοί μέτοχοι της Astra Bank θα διατηρήσουν ποσοστό συμμετοχής έως 10% στο μετοχικό κεφάλαιο και θα εξακολουθούν να συμμετέχουν στη διοίκηση της Τραπέζης.

ε. Την 22.4.2008 πωλήθηκε από την θυγατρική εταιρία της Τραπέζης Alpha Α.Ε. Επενδυτικών Συμμετοχών, το σύνολο των κατεχομένων μετοχών της εταιρίας ΒΙΟΜΑΓΝ ΑΜΕΤΒΕ. Εκ της πωλήσεως προέκυψε κέρδος € 328 χιλ.

στ. Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144A (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου.

ζ. Την 8.5.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής της εταιρίας Alpha Bank Srbija A.D. καταβάλλοντας συνολικό ποσό € 49,8 εκατ.

η. Την 9.5.2008 η θυγατρική εταιρία Alpha Α.Ε. Επενδυτικών Συμμετοχών, προέβη στην ίδρυση της ανώνυμης εταιρίας με την επωνυμία Alpha Ανώνυμη Εταιρία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών – ΑΚΕΣ και διακριτικό τίτλο Alpha Ventures Capital Management. Η εν λόγω εταιρία είναι ο διαχειριστής του αμοιβαίου κεφαλαίου ALPHA-TANEO A.K.E.Σ., το οποίο συστάθηκε την 2.6.2008 και στο οποίο η Τράπεζα συμμετέχει με ποσοστό 51,00%.

θ. Την 21.5.2008 η Τράπεζα απέκτησε 847 μετοχές της εταιρίας APE Commercial Property Α.Ε. Κατόπιν της αγοράς αυτής η συμμετοχή της Τραπέζης στην εν λόγω εταιρία διαμορφώθηκε στο 72,20%

ι. Την 21.5.2008, ο Όμιλος αναγνώρισε συμμετοχή στην συγγενή εταιρία ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε., την οποία ενσωμάτωσε στις ενοποιημένες οικονομικές καταστάσεις με την μέθοδο της καθαρής θέσεως.

ια. Την 30.6.2008, η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της τραπέζης Astra Bank OJSC καταβάλλοντας ποσό € 126,4 εκατ. πλέον εξόδων. Έτσι το ποσοστό συμμετοχής της ανήλθε σε 93,33%.

20. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Την 2.7.2008 η Τράπεζα προέβη στην ίδρυση θυγατρικής εταιρίας (ποσοστό συμμετοχής 100%), με την επωνυμία Alpha Covered Bonds Plc και έδρα το Ηνωμένο Βασίλειο, με σκοπό την έκδοση καλυμμένων ομολογιών.
Την 18.7.2008 ολοκληρώθηκε η έκδοση δύο καλυμμένων ομολογιακών δανείων, στα πλαίσια του άρθρου 91 του Ν.3601/2007 και της ΠΔ/ΤΕ 2598/2.11.2007. Οι ομολογίες, ύψους 1 δισ. ευρώ έκαστη, έχουν τριετή και πενταετή διάρκεια αντιστοίχως, έχουν την εγγύηση της Τραπέζης καθώς και κάλυμμα στεγαστικά δάνεια. Οι ομολογίες, που έχουν αξιολογηθεί ως ΑΑΑ από τρείς διεθνείς οίκους (Standard & Poor's, Moody's και Fitch), θα διατεθούν σε επενδυτές και θα χρησιμοποιηθούν επίσης ως αποδεκτό ενέχυρο για πράξεις νομισματικής πολιτικής με την Τράπεζα της Ελλάδος.

Αθήναι, 26 Αυγούστου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΡΑΠΕΖΗΣ

Ενδιάμεση Κατάσταση Αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

		Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	Σημείωση	**30.6.2008**	**30.6.2007**	**30.6.2008**	**30.6.2007**
Τόκοι και εξομοιούμενα έσοδα		1.951.743	1.437.298	1.020.974	740.570
Τόκοι και εξομοιούμενα έξοδα		(1.275.272)	(856.207)	(675.361)	(444.560)
Καθαρό έσοδο από τόκους		676.471	581.091	345.613	296.010
Έσοδα από αμοιβές και προμήθειες		158.896	167.663	80.831	88.718
Προμήθειες έξοδα		(13.178)	(11.456)	(7.282)	(6.380)
Καθαρό έσοδο από αμοιβές και προμήθειες		145.718	156.207	73.549	82.338
Έσοδα από μερίσματα		60.541	34.003	57.514	23.469
Αποτελέσματα χρηματοοικονομικών πράξεων		25.302	(85.363)	(4.685)	1.285
Λοιπά έσοδα		13.053	13.760	9.345	4.342
		98.896	(37.600)	62.174	29.096
Σύνολο εσόδων		**921.085**	**699.698**	**481.336**	**407.444**
Αμοιβές και έξοδα προσωπικού		(203.917)	(192.876)	(104.674)	(97.389)
Γενικά διοικητικά έξοδα		(163.183)	(151.793)	(84.183)	(80.191)
Αποσβέσεις	6,7,8	(27.903)	(23.602)	(14.287)	(12.315)
Λοιπά έξοδα		(1.484)	(1.143)	(807)	(594)
Σύνολο εξόδων		**(396.487)**	**(369.414)**	**(203.951)**	**(190.489)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(129.023)	(88.572)	(71.301)	(36.567)
Κέρδη πριν το φόρο εισοδήματος		**395.575**	**241.712**	**206.084**	**180.388**
Φόρος εισοδήματος	3	(81.633)	(54.419)	(36.618)	(40.421)
Καθαρά κέρδη μετά το φόρο εισοδήματος		**313.942**	**187.293**	**169.466**	**139.967**
Καθαρά κέρδη ανά μετοχή:	4				
Βασικά (€ ανά μετοχή)		0,78	0,46	0,42	0,34
Προσαρμοσμένα (€ ανά μετοχή)		0,78	0,46	0,42	0,34

Οι επισυναπτόμενες σημειώσεις (σελ.48 - 67) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Ενδιάμεσος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	30.6.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1.533.510	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		7.249.897	7.349.675
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων		68.101	264.788
Παράγωγα χρηματοοικονομικά μέσα		546.969	384.466
Δάνεια και απαιτήσεις κατά πελατών	5	38.615.143	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
- Διαθέσιμα προς πώληση		8.184.318	6.300.377
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	17	1.814.939	1.626.100
Επενδύσεις σε ακίνητα	6	42.146	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	7	622.263	603.831
Υπεραξία και λοιπά άυλα πάγια	8	56.934	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις		185.757	158.160
Λοιπά στοιχεία Ενεργητικού		593.922	280.626
		59.513.899	53.984.430
Στοιχεία Ενεργητικού προς πώληση	9	47.404	54.706
Σύνολο Ενεργητικού		**59.561.303**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		5.724.951	5.637.562
Παράγωγα χρηματοοικονομικά μέσα		516.786	383.129
Υποχρεώσεις προς πελάτες		26.303.296	23.334.888
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10	22.748.128	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		76.426	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις		138.316	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		3.700	3.733
Λοιπές υποχρεώσεις		1.414.237	1.159.012
Προβλέψεις	11	50.600	47.796
Σύνολο Υποχρεώσεων		**56.976.440**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	12	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	12		184.033
Αποθεματικά		331.106	333.892
Αποτελέσματα εις νέον	12	323.904	619.483
Ίδιες μετοχές	12	(1.737)	
Σύνολο Καθαρής Θέσεως		**2.584.863**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**59.561.303**	**54.039.136**

Οι επισυναπτόμενες σημειώσεις (σελ.48 - 67) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Ενδιάμεση Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2007	1.591.286	127.961	207.853	523.201	(14.465)	2.435.836
Μεταβολές περιόδου 1.1-30.6.2007						
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(25.823)			(25.823)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			138.615			138.615
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				142		142
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			112.792	142		112.934
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				187.293		187.293
Σύνολο αποτελέσματος			**112.792**	**187.435**		**300.227**
Αγορά ιδίων μετοχών					(29.094)	(29.094)
Διανεμηθέντα μερίσματα				(304.421)		(304.421)
Σχηματισμός τακτικού αποθεματικού			53.400	(53.400)		
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			4.247			4.247
Υπόλοιπο 30.6.2007	1.591.286	127.961	378.292	352.815	(43.559)	2.406.795
Μεταβολές περιόδου 1.7.-31.12.2007						
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων			(22.373)			(22.373)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(11.790)			(11.790)
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				58		58
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(34.163)	58		(34.105)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				269.713		269.713
Σύνολο αποτελέσματος			**(34.163)**	**269.771**		**235.608**
Αγορά ιδίων μετοχών					(300.095)	(300.095)
Πώληση ιδίων μετοχών				(2.999)	343.654	340.655
Κατανομή αρχικής αποτίμησης δικαιωμάτων προαιρέσεως που έχουν χορηγηθεί στο προσωπικό			15.240			15.240
Ενάσκηση δικαιωμάτων προαιρέσεως που είχαν χορηγηθεί στο προσωπικό		25.477	(25.477)			
Έκδοση νέων μετοχών λόγω ενασκήσεως δικαιωμάτων προαιρέσεως	11.523	30.595				42.118
Λοιπά				(104)		(104)
Υπόλοιπο 31.12.2007	1.602.809	184.033	333.892	619.483		2.740.217

Ενδιάμεση Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2008	1.602.809	184.033	333.892	619.483		2.740.217
Μεταβολές περιόδου 1.1-30.6.2008						
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (μετά από φόρους)			(48.356)			(48.356)
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων			(530)			(530)
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού				71		71
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην Καθαρή Θέση			(48.886)	71		(48.815)
Αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος				313.942		313.942
Σύνολο αποτελέσματος			**(48.886)**	**314.013**		**265.127**
Αγορά ιδίων μετοχών (σημείωση 12γ)					(343.142)	(343.142)
Πώληση ιδίων μετοχών (σημείωση 12γ)				(54.328)	341.405	287.077
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση διαφοράς υπέρ το άρτιο και αποτελεσμάτων εις νέον (σημείωση 12α)	328.781	(184.033)		(144.748)		
Διανεμηθέντα μερίσματα (σημείωση 12β)				(362.199)		(362.199)
Σχηματισμός τακτικού αποθεματικού			46.100	(46.100)		
Λοιπά				(2.217)		(2.217)
Υπόλοιπο 30.6.2008	1.931.590		331.106	323.904	(1.737)	2.584.863

Οι επισυναπτόμενες σημειώσεις (σελ.48 - 67) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Ενδιάμεση Κατάσταση Ταμειακών Ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 30.6.2008	30.6.2007
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		395.575	241.712
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων	6, 7	17.147	15.377
Αποσβέσεις αΰλων παγίων	8	10.756	8.225
Απομειώσεις δανείων και προβλέψεις		138.183	93.334
Λοιπές προσαρμογές			4.247
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(71.846)	94.526
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		66.118	43.834
		555.933	**501.255**
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		(474.533)	(1.363.181)
Χρηματοοικονομικών στοιχείων στην εύλογη αξία μέσω αποτελεσμάτων και παραγώγων Ενεργητικού		34.184	(62.368)
Δανείων και απαιτήσεων κατά πελατών		(3.520.786)	(3.139.138)
Λοιπών στοιχείων Ενεργητικού		(18.212)	16.722
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		87.389	(1.917.014)
Υποχρεώσεων από παράγωγα		133.658	185.777
Υποχρεώσεων προς πελάτες		5.319.172	4.303.055
Λοιπών Υποχρεώσεων		305.524	205.413
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		2.422.329	(1.269.479)
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(88.203)	(62.548)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**2.334.126**	**(1.332.027)**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες		(194.850)	(18.233)
Διάθεση συμμετοχών σε θυγατρικές, συγγενείς εταιρίες και κοινοπραξίες			1.117
Εισπραχθέντα μερίσματα		59.948	28.977
Αγορές παγίων		(54.335)	(42.194)
Πωλήσεις παγίων		19.672	9.560
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		(1.967.204)	3.359.359
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(2.136.769)**	**3.338.586**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Έξοδα αυξήσεως μετοχικού κεφαλαίου		(2.204)	
(Αγορές)/πωλήσεις ιδίων μετοχών		(336.133)	(29.094)
Πληρωθέντα μερίσματα		(359.556)	(301.570)
Εισπράξεις ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων			547.979
Αποπληρωμές ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων		(190.730)	(397.559)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**(888.623)**	**(180.244)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		**138**	**410**
Καθαρή αύξηση/(μείωση) ταμειακών ροών		**(691.128)**	**1.826.725**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.356.928**	**4.608.407**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**3.665.800**	**6.435.132**

Οι επισυναπτόμενες σημειώσεις (σελ.48 - 67) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Σημειώσεις επί των Ενδιαμέσων Οικονομικών Καταστάσεων

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης είναι η διενέργεια όλων των τραπεζικών εργασιών στην Ελλάδα και στο εξωτερικό, κατά τις εκάστοτε ισχύουσες διατάξεις και περιγράφεται στο άρθρο 4 του Καταστατικού της.

Η θητεία του Διοικητικού της Συμβουλίου, που εξελέγη από τη Γενική Συνέλευση των Μετόχων της 19ης Απριλίου 2005, λήγει το 2010.

Η Γενική Συνέλευση των Μετόχων της 3.4.2008 αποφάσισε την αύξηση των μελών του Διοικητικού Συμβουλίου από 14 σε 15, όπως προβλέπεται από το Καταστατικό της Τραπέζης, και εξέλεξε την κα Ιωάννα Ε. Παπαδοπούλου ως μη εκτελεστικό μέλος. Όρισε επίσης, ως μη Εκτελεστικά Ανεξάρτητα Μέλη, τους κ.κ. Μηνά Γ. Τάνε και Γεώργιο Ε. Αγουρίδη. Έτσι η σύνθεση του Διοικητικού Συμβουλίου την 30.6.2008 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO)***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας*
Νικόλαος Ι. Μάνεσης**
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης*
Παύλος Α. Αποστολίδης**
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας**

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

* *Μέλος της Ελεγκτικής Επιτροπής*
** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*
*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

Ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων είναι οι:

Τακτικοί: Μάριος Τ. Κυριάκου

Νικόλαος Ε. Βουνισέας

Αναπληρωματικοί: Χαράλαμπος Γ. Συρούνης

Νικόλαος Χ. Τσιμπούκας

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 30η Ιουνίου 2008 ήταν η τρίτη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες Ευρωπαϊκές εταιρίες. Συμμετέχει επίσης και σε άλλους σημαντικούς διεθνείς δείκτες όπως ο S&P Europe 350, ο FTSE Med 100, ο MSCI Europe, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs) και διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 30η Ιουνίου 2008 ανήρχετο σε 410.976.652 τεμάχια.

Η συνεχιζόμενη ανάπτυξη των εργασιών της Τραπέζης και η διαχρονικά συνεπής μερισματική απόδοση της μετοχής συμβάλλουν στην προσέλκυση εγχωρίων και ξένων επενδυτών, διαμορφώνοντας την εμπορευσιμότητα της μετοχής, για το Α' εξάμηνο του 2008, σε 1.404.761 τεμάχια, ανά συνεδρίαση, κατά μέσο όρο.

Τέλος, η πιστοληπτική διαβάθμιση της Τραπέζης διατηρείται σε υψηλά για την Ευρωπαϊκή συγκυρία επίπεδα (Standard & Poor's: A-, Moody's: A1, Fitch Ratings: A-), αντανακλά δε την δυναμική των μεγεθών και των εργασιών της και συνηγορεί υπέρ της θετικής χρηματιστηριακής προοπτικής της μετοχής.

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Αυγούστου 2008.

ΑΚΟΛΟΥΘΟΥΜΕΝΕΣ ΛΟΓΙΣΤΙΚΕΣ ΑΡΧΕΣ

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 30.6.2008 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες Ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα, για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων της 30.6.2008, είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευμένες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, αφού ληφθεί υπόψη η Διερμηνεία 11 "Δ.Π.Χ.Π. 2 – Συναλλαγές συμμετοχικών τίτλων της ιδίας επιχείρησης ή επιχειρήσεων του ιδίου ομίλου", η οποία εκδόθηκε από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκε από την Ευρωπαϊκή Ένωση και η εφαρμογή της είναι υποχρεωτική για την Τράπεζα από 1.1.2008. Η υιοθέτησή της δεν είχε ουσιώδη επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2008, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που έχουν εκδοθεί ή πρόκειται να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) και η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν από την 1.1.2008, ενδέχεται να επηρεάσει αναδρομικά, τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

ΑΠΟΤΕΛΕΣΜΑΤΑ

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	134.791	107.137	88.638	37.135
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	1.909	(14.946)	(9.660)	
Εισπράξεις από διαγραφείσες απαιτήσεις	(7.677)	(3.619)	(7.677)	(568)
Σύνολο	**129.023**	**88.572**	**71.301**	**36.567**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25% για τις χρήσεις 2007 και εφεξής.

Με το άρθρο 26 του Ν. 3634/2008 επιβάλλεται πλέον φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%), και στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κλπ.). Τα μόνα εισοδήματα πλέον που δεν υπόκεινται σε φορολογία είναι τα έσοδα από μερίσματα, γιατί έχουν ήδη φορολογηθεί στο όνομα των εταιριών από τις οποίες προέκυψαν.

Σημειώνεται ότι, με τη φορολόγηση των συνολικών κερδών των εταιριών, οι μέτοχοί τους λαμβάνουν τα μερίσματα απαλλαγμένα από κάθε φορολογική επιβάρυνση.

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Τρέχων	36.766	33.145	25.247	28.899
Αναβαλλόμενος	44.867	21.274	11.371	11.522
Σύνολο	**81.633**	**54.419**	**36.618**	**40.421**

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	2.050	3.806	995	1.457
Αποτίμηση δανείων	(18.063)	(9.551)	(31.290)	(6.834)
Διακοπή εκτοκισμού δανείων	18.681	12.392	9.556	5.212
Απομείωση δανείων	2.950	5.852	(2.402)	6.260
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	(124)	284	(61)	150
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων	14.282		(1.269)	
Αποτίμηση παραγώγων	20.727	(4.441)	27.413	(2.972)
Διαμόρφωση πραγματικού επιτοκίου	4.219	322	2.136	161
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων, λόγω αντιστάθμισης της εύλογης αξίας τους	4.689	10.551	6.162	7.334
Αποτίμηση συμμετοχών λόγω αντιστάθμισης (σημείωση 17)	(1.484)		663	
Αποτίμηση ομολόγων	(33)		(2.071)	
Αποτίμηση λοιπών χρεογράφων	(5.634)		(854)	
Λοιπές	2.607	2.059	2.393	754
Σύνολο	**44.867**	**21.274**	**11.371**	**11.522**

Οι προσωρινές διαφορές από αποτίμηση συμμετοχών, ομολόγων και λοιπών χρεογράφων προκύπτουν λόγω της φορολογίας που επιβλήθηκε με το Ν. 3634/2008.

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως				Από 1 Απριλίου έως			
	30.6.2008		30.6.2007		30.6.2008		30.6.2007	
	%		%		%		%	
Κέρδη πριν το φόρο εισοδήματος		**395.575**		**241.712**		**206.084**		**180.388**
Φόρος εισοδήματος (ονομαστικός φορολογικός συντελεστής)	25	98.894	25	60.428	25	51.521	25	45.097
Αύξηση/(μείωση) προερχόμενη από:								
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,04	145	0,02	37	0,03	71	(0,02)	(28)
Εισόδημα μη υπαγόμενο στο φόρο	(4,00)	(15.802)	(4,50)	(10.888)	(7,20)	(14.850)	(3,28)	(5.921)
Έξοδα μη εκπεστέα	1,00	3.939	0,55	1.353	0,89	1.844	(0,23)	(408)
Αναλογία των αφορολογήτων εσόδων στα κέρδη περιόδου			(0,18)	(437)			(0,21)	(385)
Μέρος των αφορολογήτων κερδών που αναλογεί στα διανεμόμενα			0,13	326			0,15	266
Λοιπές φορολογικές προσαρμογές	(1,40)	(5.543)	1,49	3.600	(0,95)	(1.968)	1,00	1.800
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**20,64**	**81.633**	**22,51**	**54.419**	**17,77**	**36.618**	**22,41**	**40.421**

4. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή, προκύπτουν από τη διαίρεση των κερδών, μετά το φόρο, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα κοινών μετοχών, κατά την ίδια περίοδο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Κέρδη αναλογούντα στους Μετόχους	313.942	187.293	169.466	139.967
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	402.976.802	406.363.904	398.749.246	405.894.264
Βασικά κέρδη ανά μετοχή (σε €)	0,78	0,46	0,42	0,34

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα διέθετε μετοχές αυτής της κατηγορίας, οι οποίες προέκυπταν από χορηγηθέντα δικαιώματα προαιρέσεως (stock options) σε στελέχη της, τα οποία ενασκήθηκαν εντός της χρήσεως 2007.

Για τις εν λόγω μετοχές, γίνεται υπολογισμός για τον προσδιορισμό του αριθμού των μετοχών που θα μπορούσε να αποκτηθεί στην εύλογη αξία (ήτοι στο μέσο όρο της χρηματιστηριακής αξίας για την περίοδο), με βάση την τιμή ενασκήσεως που συνοδεύει το δικαίωμα προαιρέσεως. Σε περίπτωση ενασκήσεως, από την ημερομηνία εκδόσεως των νέων κοινών μετοχών και εφεξής, οι προκύπτουσες μετοχές συμπεριλαμβάνονται στον υπολογισμό τόσο των βασικών, όσο και των προσαρμοσμένων κερδών ανά μετοχή.

Ο σταθμισμένος μέσος όρος των υφισταμένων κοινών μετοχών, όπως υπολογίζεται ανωτέρω, συγκρίνεται με τον αριθμό μετοχών που θα προέκυπτε εάν το σύνολο των δικαιωμάτων προαιρέσεως ενασκείτο.

	Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	**30.6.2007**	**30.6.2008**	**30.6.2007**
Κέρδη αναλογούντα στους Μετόχους	313.942	187.293	169.466	139.967
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	402.976.802	406.363:904	398.749.246	405.894.264
Προσαρμογή για δικαιώματα προαιρέσεως		935.315		1.120.334
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών για προσαρμοσμένα κέρδη ανά μετοχή	402.976.802	407.299.219	398.749.246	407.014.598
Προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,78	0,46	0,42	0,34

ΕΝΕΡΓΗΤΙΚΟ

5. Δάνεια και απαιτήσεις κατά πελατών

	30.6.2008	31.12.2007
Ιδιώτες:		
Στεγαστικά	10.562.448	9.741.095
Καταναλωτικά	3.262.879	2.922.529
Πιστωτικές κάρτες	1.137.380	1.046.941
Λοιπά	90.326	100.031
Σύνολο	15.053.033	13.810.596
Εταιρίες:		
Επιχειρηματικά δάνεια	23.999.207	21.900.097
Λοιπές απαιτήσεις	194.446	166.342
	39.246.686	35.877.035
Μείον:		
Συσσωρευμένες απομειώσεις*	(631.543)	(609.161)
Σύνολο	**38.615.143**	**35.267.874**

Συσσωρευμένες απομειώσεις

Υπόλοιπο 1.1.2007	**739.327**
Μεταβολές περιόδου 1.1 - 30.6.2007	
Συναλλαγματικές διαφορές	(90)
Ζημίες απομειώσεως περιόδου (σημείωση 2)	107.137
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	32.626
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(216.321)
Υπόλοιπο 30.6.2007	**662.679**
Μεταβολές περιόδου 1.7 - 31.12.2007	
Συναλλαγματικές διαφορές	(73)
Ζημίες απομειώσεως περιόδου	65.127
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	6.074
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(124.646)
Υπόλοιπο 31.12.2007	**609.161**
Μεταβολές περιόδου 1.1 - 30.6.2008	
Συναλλαγματικές διαφορές	28
Ζημίες απομειώσεως περιόδου (σημείωση 2)	134.791
Μεταβολή της παρούσας αξίας των ζημιών απομειώσεως	13.789
Ποσά που χρησιμοποιήθηκαν στην περίοδο (Διαγραφές)	(126.226)
Υπόλοιπο 30.6.2008	**631.543**

** Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 47.838 (31.12.2007: € 45.929). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 679.381 (31.12.2007: € 655.090).*

6. Επενδύσεις σε ακίνητα

	Οικόπεδα - Κτήρια
Υπόλοιπα την 1.1.2007	
Αξία κτήσεως	48.449
Συσσωρευμένες αποσβέσεις	(6.443)
Αναπόσβεστη αξία 1.1.2007	42.006
1.1.2007-30.6.2007	
Αναπόσβεστη αξία 1.1.2007	42.006
Προσθήκες	273
Αποσβέσεις περιόδου	(198)
Αναπόσβεστη αξία 30.6.2007	42.081
Υπόλοιπα την 30.6.2007	
Αξία κτήσεως	48.722
Συσσωρευμένες αποσβέσεις	(6.641)
1.7.2007-31.12.2007	
Αναπόσβεστη αξία 1.7.2007	42.081
Προσθήκες	497
Αποσβέσεις περιόδου	(208)
Αναπόσβεστη αξία 31.12.2007	42.370
Υπόλοιπα την 31.12.2007	
Αξία κτήσεως	49.219
Συσσωρευμένες αποσβέσεις	(6.849)
1.1.2008-30.6.2008	
Αναπόσβεστη αξία 1.1.2008	42.370
Προσθήκες	258
Μεταφορές σε "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(274)
α) Αξία κτήσεως	(425)
β) Αποσβεσμένα	151
Αποσβέσεις περιόδου	(208)
Αναπόσβεστη αξία 30.6.2008	42.146
Υπόλοιπα την 30.6.2008	
Αξία κτήσεως	49.052
Συσσωρευμένες αποσβέσεις	(6.906)

7. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα - Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπα την 1.1.2007				
Αξία κτήσεως	663.951	1.142	269.300	934.393
Συσσωρευμένες αποσβέσεις	(166.618)	(942)	(222.197)	(389.757)
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
1.1.2007-30.6.2007				
Αναπόσβεστη αξία 1.1.2007	497.333	200	47.103	544.636
Προσθήκες	13.840		10.591	24.431
Συναλλαγματικές διαφορές	41		13	54
α) Αξία κτήσεως	60		39	99
β) Αποσβεσμένα	(19)		(26)	(45)
Διαθέσεις	(1.553)		(50)	(1.603)
α) Αξία κτήσεως	(3.117)		(933)	(4.050)
β) Αποσβεσμένα	1.564		883	2.447
Μεταφορές από "Στοιχεία Ενεργητικού προς πώληση"(1)	42.405			42.405
α) Αξία κτήσεως	43.298			43.298
β) Αποσβεσμένα	(893)			(893)
Αποσβέσεις περιόδου	(6.849)	(60)	(8.270)	(15.179)
Αναπόσβεστη αξία 30.6.2007	545.217	140	49.387	594.744
Υπόλοιπα την 30.6.2007				
Αξία κτήσεως	718.032	1.142	278.997	998.171
Συσσωρευμένες αποσβέσεις	(172.815)	(1.002)	(229.610)	(403.427)
1.7.2007-31.12.2007				
Αναπόσβεστη αξία 1.7.2007	545.217	140	49.387	594.744
Προσθήκες	18.622		11.335	29.957
Συναλλαγματικές διαφορές	1		(1)	0
α) Αξία κτήσεως	2		1	3
β) Αποσβεσμένα	(1)		(2)	(3)
Διαθέσεις	(3.039)		(61)	(3.100)
α) Αξία κτήσεως	(4.400)		(618)	(5.018)
β) Αποσβεσμένα	1.361		557	1.918
Αποσβέσεις περιόδου	(8.791)	(60)	(8.919)	(17.770)
Αναπόσβεστη αξία 31.12.2007	552.010	80	51.741	603.831
Υπόλοιπα την 31.12.2007				
Αξία κτήσεως	732.256	1.142	289.715	1.023.113
Συσσωρευμένες αποσβέσεις	(180.246)	(1.062)	(237.974)	(419.282)
1.1.2008-30.6.2008				
Αναπόσβεστη αξία 1.1.2008	552.010	80	51.741	603.831
Προσθήκες	20.971		14.221	35.192
Συναλλαγματικές διαφορές	(8)		(7)	(15)
α) Αξία κτήσεως	(10)		(8)	(18)
β) Αποσβεσμένα	2		1	3
Διαθέσεις	(30)		(50)	(80)
α) Αξία κτήσεως	(66)		(1.049)	(1.115)
β) Αποσβεσμένα	36		999	1.035
Μεταφορές από "Επενδύσεις σε ακίνητα"	274			274
α) Αξία κτήσεως	425			425
β) Αποσβεσμένα	(151)			(151)
Μεταφορά σε υποκατηγορία		(60)	60	
α) Αξία κτήσεως		(1.142)	1.142	
β) Αποσβεσμένα		1.082	(1.082)	
Αποσβέσεις περιόδου	(7.456)	(20)	(9.463)	(16.939)
Αναπόσβεστη αξία 30.6.2008	565.761		56.502	622.263
Υπόλοιπα την 30.6.2008				
Αξία κτήσεως	753.576		304.021	1.057.597
Συσσωρευμένες αποσβέσεις	(187.815)		(247.519)	(435.334)

(1) *Κατά τη χρήση 2007 ακίνητα της Τραπέζης αξίας € 42,4 εκατ. μεταφέρθηκαν από την κατηγορία "Στοιχεία Ενεργητικού προς πώληση" λόγω αποφάσεως της Τραπέζης να τα ιδιοχρησιμοποιήσει.*

8. Υπεραξία και λοιπά άυλα πάγια

	Έξοδα λογισμικού	Δικαιώματα τραπεζικής ιδιοκτησίας	Σύνολα
Υπόλοιπα την 1.1.2007			
Αξία κτήσεως	126.671		126.671
Συσσωρευμένες αποσβέσεις	(84.567)		(84.567)
Αναπόσβεστη αξία 1.1.2007	42.104		42.104
1.1.2007-30.6.2007			
Αναπόσβεστη αξία 1.1.2007	42.104		42.104
Προσθήκες	14.027		14.027
Συναλλαγματικές διαφορές	5		5
α) Αξία κτήσεως	11		11
β) Αποσβεσμένα	(6)		(6)
Διαθέσεις	(50)		(50)
α) Αξία κτήσεως	(50)		(50)
β) Αποσβεσμένα			
Αποσβέσεις περιόδου	(8.225)		(8.225)
Αναπόσβεστη αξία 30.6.2007	47.861		47.861
Υπόλοιπα την 30.6.2007			
Αξία κτήσεως	140.659		140.659
Συσσωρευμένες αποσβέσεις	(92.798)		(92.798)
1.7.2007-31.12.2007			
Αναπόσβεστη αξία 1.7.2007	47.861		47.861
Προσθήκες [1]	16.358	1.785	18.143
Συναλλαγματικές διαφορές	6		6
α) Αξία κτήσεως			
β) Αποσβεσμένα	6		6
Διαθέσεις	(568)		(568)
α) Αξία κτήσεως	(568)		(568)
β) Αποσβεσμένα			
Αποσβέσεις περιόδου	(9.576)	(30)	(9.606)
Αναπόσβεστη αξία 31.12.2007	54.081	1.755	55.836
Υπόλοιπα την 31.12.2007			
Αξία κτήσεως	156.449	1.785	158.234
Συσσωρευμένες αποσβέσεις	(102.368)	(30)	(102.398)
1.1.2008-30.6.2008			
Αναπόσβεστη αξία 1.1.2008	54.081	1.755	55.836
Προσθήκες	11.883		11.883
Συναλλαγματικές διαφορές	(29)		(29)
α) Αξία κτήσεως	(42)		(42)
β) Αποσβεσμένα	13		13
Αποσβέσεις περιόδου	(10.577)	(179)	(10.756)
Αναπόσβεστη αξία 30.6.2008	55.358	1.576	56.934
Υπόλοιπα την 30.6.2008			
Αξία κτήσεως	168.290	1.785	170.075
Συσσωρευμένες αποσβέσεις	(112.932)	(209)	(113.141)

9. Στοιχεία Ενεργητικού προς πώληση

Στα στοιχεία Ενεργητικού προς πώληση περιλαμβάνονται ακίνητα και μηχανολογικός εξοπλισμός ποσού € 47.404 (31.12.2007: € 54.706).

[1] *Το ποσό των € 1.785 αφορά αγορά εμπορικού σήματος και λοιπών δικαιωμάτων, που η Τράπεζα αποσβένει σε 5 χρόνια.*

ΥΠΟΧΡΕΩΣΕΙΣ

10. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

Βραχυπρόθεσμα χρεόγραφα (ECP) [1]

Υπόλοιπο 1.1.2008	-
Μεταβολές περιόδου 1.1 – 30.6.2008	
Νέες εκδόσεις	1.515.949
Λήξεις/Ανακλήσεις	(769.000)
Δεδουλευμένοι τόκοι	12.054
Συναλλαγματικές διαφορές	(152)
Υπόλοιπο 30.6.2008	758.851

Κοινά ομολογιακά δάνεια

Υπόλοιπο 1.1.2008	**18.187.633**
Μεταβολές περιόδου 1.1 – 30.6.2008	
Νέες εκδόσεις [2]	4.766.583
Λήξεις/Ανακλήσεις	(3.154.201)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	(14.602)
Δεδουλευμένοι τόκοι	(3.836)
Συναλλαγματικές διαφορές	(2.031)
Υπόλοιπο 30.6.2008	19.779.546

Δάνεια μειωμένης εξασφαλίσεως

Υπόλοιπο 1.1.2008	**1.412.431**
Μεταβολές περιόδου 1.1 – 30.6.2008	
Λήξεις/Ανακλήσεις [3]	(100.000)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	(4.154)
Δεδουλευμένοι τόκοι	(470)
Συναλλαγματικές διαφορές	(1.667)
Υπόλοιπο 30.6.2008	1.306.140

Υβριδικοί τίτλοι

Υπόλοιπο 1.1.2008	**921.912**
Μεταβολές περιόδου 1.1 – 30.6.2008	
Δεδουλευμένοι τόκοι	(18.321)
Υπόλοιπο 30.6.2008	903.591

Σύνολο	**22.748.128**

[1] Η Τράπεζα αντλεί βραχυπρόθεσμη ρευστότητα μέσω προγράμματος εκδόσεως ευρω-εμπορικών γραμματίων (Euro Commercial Paper) συνολικού ύψους € 5 δισ.

Οι τίτλοι του προγράμματος αυτού μπορούν να εκδίδονται υπό το άρτιο, να φέρουν κυμαινόμενο ή σταθερό επιτόκιο, ή επιτόκιο συνδεδεμένο με κάποιο δείκτη και η διάρκειά τους κυμαίνεται από 1 έως και 364 ημέρες. Τα νομίσματα στα οποία είναι εκφρασμένες οι εκδόσεις μπορούν να διαφοροποιούνται μεταξύ του Ευρώ, του δολαρίου ΗΠΑ, της λίρας Αγγλίας, του Ελβετικού φράγκου, του γιεν Ιαπωνίας, του δολαρίου Αυστραλίας, του δολαρίου Καναδά και οιουδήποτε άλλου νομίσματος που θα συμφωνηθεί μεταξύ των αντισυμβαλλομένων.

Το περιθώριο των εκδόσεων σε ευρώ κυμάνθηκε κατά μέσο όρο από 9 έως 25 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.

Το περιθώριο της εκδόσεως σε δολάρια ΗΠΑ διαμορφώθηκε από 14 έως 42 μονάδες βάσης πάνω από το Libor της αντίστοιχης διάρκειας.

[2] Από τις νέες κοινές ομολογιακές εκδόσεις ποσό € 3.960 εκατ. φέρει κυμαινόμενο επιτόκιο Euribor με περιθώριο από 10 μέχρι και 50 μονάδες βάσης ανάλογα με τη διάρκεια της έκδοσης.

Επίσης νέες ομολογιακές εκδόσεις ποσού € 375 εκατ. ενσωματώνουν δικαίωμα πωλήσεως εκ μέρους του επενδυτή και φέρουν κυμαινόμενο επιτόκιο Euribor με κλιμακωτό περιθώριο, το οποίο μπορεί να λάβει μέγιστη τιμή μεταξύ 40 και 120 μονάδων βάσης σε περίπτωση μη ενασκήσεως του δικαιώματος από τον επενδυτή.

[3] Την 19.2.2008, μετά την παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 100 εκατ. και αρχικής διάρκειας 10 ετών.

11. Προβλέψεις

Υπόλοιπο την 1.1.2007	**17.901**
Μεταβολές περιόδου 1.1 – 30.6.2007	
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	1.039
Αντιλογισμός σχηματισθείσης προβλέψεως για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	(14.946)
Χρησιμοποιηθείσες προβλέψεις	(14)
Υπόλοιπο την 30.6.2007	**3.980**
Μεταβολές περιόδου 1.7 – 31.12.2007	
Αντιλογισμός προβλέψεων	(2.113)
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	45.929
Υπόλοιπο την 31.12.2007	**47.796**
Μεταβολές περιόδου 1.1 – 30.6.2008	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	1.909
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	1.334
Χρησιμοποιηθείσες προβλέψεις	(439)
Υπόλοιπο την 30.6.2008	**50.600**

ΚΑΘΑΡΗ ΘΕΣΗ

12. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Μετοχικό κεφάλαιο

Η Τακτική Γενική Συνέλευση των μετόχων της Τραπέζης, που πραγματοποιήθηκε στις 3 Απριλίου 2008, αποφάσισε την αύξηση του μετοχικού κεφαλαίου κατά € 328.781, με κεφαλαιοποίηση του συνόλου της διαφοράς από έκδοση μετοχών υπέρ το άρτιο ποσού € 184.033 και μέρους του φορολογημένου υπολοίπου κερδών εις νέον ποσού € 144.748, με αύξηση της ονομαστικής αξίας των υφισταμένων μετοχών από € 3,90 σε € 4,70 ανά μετοχή.

Το Υπουργείο Αναπτύξεως ενέκρινε, με την υπ' αριθμ. Κ2-5168/22.4.2008 απόφασή του, την τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης, περί μετοχικού κεφαλαίου, συνεπεία αυξήσεώς του.

Έτσι, την 30 Ιουνίου 2008, το καταβεβλημένο μετοχικό κεφάλαιο της Τραπέζης ανήρχετο σε € 1.931.590, διαιρούμενο σε 410.976.652 μετοχές, ονομαστικής αξίας € 4,70 εκάστης.

β) Αποτελέσματα εις νέον

Την 15 Απριλίου 2008 διανεμήθηκε μέρισμα συνολικού ποσού € 362.199, ήτοι € 0,90 ανά μετοχή, που αφορούσε τη χρήση 2007.

γ) Ίδιες μετοχές

Η Τράπεζα, δυνάμει αποφάσεων των Τακτικών Γενικών Συνελεύσεων προηγουμένων χρήσεων, προέβη κατά το Α' τρίμηνο 2008 σε αγορά 8.123.677 ιδίων μετοχών με αξία κτήσεως € 167.551 (ήτοι € 20,63 ανά μετοχή).

Η Τακτική Γενική Συνέλευση της 3.4.2008, αποφάσισε την έναρξη προγράμματος αγοράς ιδίων μετοχών για τη χρονική περίοδο Απριλίου 2008 – Απριλίου 2010. Έτσι η Τράπεζα προέβη κατά το Β' τρίμηνο 2008 σε αγορά 8.399.014 ιδίων μετοχών με αξία κτήσεως € 175.591 (ήτοι € 20,91 ανά μετοχή).

Στις 30 Ιουνίου 2008, η Τράπεζα προέβη σε πώληση, μέσω ιδιωτικής τοποθετήσεως, 16.439.066 ιδίων μετοχών συνολικού κόστους € 341.405, που αντιπροσώπευαν το 4% του μετοχικού της κεφαλαίου. Το αποτέλεσμα της παραπάνω συναλλαγής καταχωρήθηκε απευθείας στο λογαριασμό της Καθαρής Θέσεως "Αποτελέσματα εις νέον".

Έτσι, ο συνολικός αριθμός των ιδίων μετοχών που κατείχε η Τράπεζα την 30.6.2008, ανήλθε σε 83.625 συνολικού κόστους κτήσεως € 1.737 (ήτοι € 20,77 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο 31.12.2007	-	-	
Αγορές 1.1-30.6.2008	16.522.691	343.142	4,02%
Πώληση 30.6.2008	(16.439.066)	(341.405)	(4,00%)
Υπόλοιπο 30.6.2008	**83.625**	**1.737**	**0,02%**

ΠΡΟΣΘΕΤΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

13. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τράπεζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2005.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις 2006 και 2007 που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

► **Η Τράπεζα ως μισθώτρια**

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.

Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	30.6.2008	31.12.2007
► εντός του έτους	27.095	25.410
► πέραν του έτους και μέχρι πέντε έτη	77.151	70.904
► πέραν των πέντε ετών	65.566	57.918
Σύνολο	**169.812**	**154.232**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων για το Α' εξάμηνο του 2008 ανήλθαν σε € 15.673 (Α' εξάμηνο 2007: € 13.008) και συμπεριλαμβάνονται στα "Γενικά διοικητικά έξοδα".

► **Η Τράπεζα ως εκμισθώτρια**

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	30.6.2008	31.12.2007
► εντός του έτους	3.434	3.720
► πέραν του έτους και μέχρι πέντε έτη	8.634	10.307
► πέραν των πέντε ετών	5.902	7.218
Σύνολο	**17.970**	**21.245**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις για το Α' εξάμηνο του 2008 ανήλθαν σε € 1.928 (Α' εξάμηνο 2007: € 1.636) και συμπεριλαμβάνονται στα "Λοιπά έσοδα".

δ) Εκτός Ισολογισμού υποχρεώσεις

	30.6.2008	31.12.2007
Εγγυητικές επιστολές	5.688.669	5.453.629
Ενέγγυες πιστώσεις	104.766	82.857
Μη αντληθέντα πιστωτικά όρια	17.878.894	16.386.205
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	22.745.048	20.485.817
Σύνολο	**46.417.377**	**42.408.508**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	30.6.2008	31.12.2007
Δάνεια πελατών	964.490	800.490
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	5.000	
Αξιόγραφα επενδυτικού χαρτοφυλακίου	155.000	160.000
Σύνολο	**1.124.490**	**960.490**

Η Τράπεζα έχει ενεχυριάσει στην Τράπεζα της Ελλάδος δάνεια πελατών της, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθμ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθμ.61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, από την 1.1.2007, ως ασφάλειες για την διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.

Τα χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων αφορούν τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί Παραγώγων (ΕΤΕΣΕΠ Α.Ε.).

Τα δεσμευμένα αξιόγραφα του επενδυτικού χαρτοφυλακίου αφορούν τίτλους που έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο).

14. Πληροφόρηση κατά επιχειρηματικό τομέα

(Ποσά σε εκατ. ευρώ)

	1.1 - 30.6.2008						
	Τράπεζα	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	676,5	504,6	135,7	1,5	17,7	17,0	
Προμήθειες	145,7	72,8	39,7	21,2	7,5	4,5	
Λοιπά έσοδα	98,9	5,9	5,1	0,6	15,4	2,1	69,8
Σύνολο εσόδων	**921,1**	**583,3**	**180,5**	**23,3**	**40,6**	**23,6**	**69,8**
Εξόδα	(396,5)	(283,3)	(51,4)	(12,1)	(10,1)	(19,2)	(20,4)
Απομειώσεις	(129,0)	(96,6)	(30,4)			(2,0)	
Κέρδη πριν το φόρο εισοδήματος	395,6	203,4	98,7	11,2	30,5	2,4	49,4

(Ποσά σε εκατ. ευρώ)

	1.1 - 30.6.2007						
	Τράπεζα	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Τόκοι	581,1	435,5	116,1	1,7	18,1	9,7	
Προμήθειες	156,2	77,8	43,7	25,7	6,6	2,4	
Λοιπά έσοδα	(37,6)	10,8	2,9	1,3	10,6	0,5	(63,7)
Σύνολο εσόδων	**699,7**	**524,1**	**162,7**	**28,7**	**35,3**	**12,6**	**(63,7)**
Εξόδα	(369,4)	(268,0)	(50,1)	(14,7)	(10,5)	(8,2)	(17,9)
Απομειώσεις	(88,6)	(56,2)	(32,4)				
Κέρδη πριν το φόρο εισοδήματος	**241,7**	**199,9**	**80,2**	**14,0**	**24,8**	**4,4**	**(81,6)**

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής) της Τραπέζης, οι ελεύθεροι επαγγελματίες και οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking της Τραπέζης. Επίσης, παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.).

v. Ν.Α. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

15. Κεφαλαιακή Επάρκεια

Η κεφαλαιακή επάρκεια της Τραπέζης εποπτεύεται από την Τράπεζα της Ελλάδος, προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει η Τράπεζα.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία ΙΙ) που ενσωματώθηκε στο Ελληνικό δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την Τυποποιημένη Μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

(Ποσά σε εκατ. Ευρώ)

	30.6.2008 Βασιλεία II	31.12.2007 Βασιλεία I
Σταθμισμένο Ενεργητικό από Πιστωτικό Κίνδυνο	37.232	36.596
Σταθμισμένο Ενεργητικό από Κίνδυνο Αγοράς	652	591
Σταθμισμένο Ενεργητικό από Λειτουργικό Κίνδυνο	2.464	
Σύνολο Σταθμισμένου Ενεργητικού	40.348	37.187
Κύρια Βασικά Κεφάλαια (Upper Tier I)	2.587	2.472
Βασικά Κεφάλαια (Tier I)	2.530	2.417
Συνολικά Εποπτικά Κεφάλαια (Tier I + Tier II)	4.618	4.476
Δείκτης Κυρίων Βασικών Κεφαλαίων (Upper Tier I)	6,4%	6,6%
Δείκτης Βασικών Κεφαλαίων (Tier I)	6,3%	6,5%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	**11,4%**	**12,0%**

16. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης με μέλη του Διοικητικού της Συμβουλίου, των πλησιεστέρων συγγενικών τους προσώπων και εταιριών συνδεδεμένων με αυτά, έχουν ως εξής:

	30.6.2008	31.12.2007
Δάνεια	163.307	38.649
Καταθέσεις	67.259	43.123
Εγγυητικές επιστολές	7.677	83

	Από 1 Ιανουαρίου έως	
	30.6.2008	30.6.2007
Τόκοι και εξομοιούμενα έσοδα	5.367	64
Τόκοι και εξομοιούμενα έξοδα	1.065	564

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

I. Θυγατρικές εταιρίες	**30.6.2008**	**31.12.2007**
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	4.734.171	4.114.320
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	9.896	8.075
Παράγωγα χρηματοοικονομικά μέσα	551	2.003
Δάνεια και απαιτήσεις κατά πελατών	1.607.798	1.527.856
Αξιόγραφα διαθέσιμα προς πώληση	6.645.473	3.368.618
Σύνολο	**12.997.889**	**9.020.872**
Παθητικό		
Υποχρεώσεις προς πιστωτικά ιδρύματα	1.748.904	1.574.301
Υποχρεώσεις προς πελάτες	123.168	101.128
Παράγωγα χρηματοοικονομικά μέσα	2.221	87
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	22.748.128	20.521.976
Λοιπές υποχρεώσεις	2.449	1.196
Σύνολο	**24.624.870**	**22.198.688**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	**1.151.884**	**1.001.394**

	Από 1 Ιανουαρίου έως	
	30.6.2008	**30.6.2007**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	241.501	92.574
Έσοδα από μερίσματα	58.508	32.461
Έσοδα από αμοιβές και προμήθειες	20.809	25.276
Λοιπά έσοδα	1.365	1.387
Σύνολο	**322.183**	**151.698**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	553.981	424.201
Προμήθειες έξοδα	439	937
Γενικά διοικητικά έξοδα	5.864	7.002
Σύνολο	**560.284**	**432.140**

ΙΙ. Συγγενείς εταιρίες

	30.6.2008	**31.12.2007**
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	218	277
Παθητικό		
Υποχρεώσεις προς πελάτες	13	26

	Από 1 Ιανουαρίου έως	
	30.6.2008	**30.6.2007**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	10	20
Έσοδα από μερίσματα	11	9
Σύνολο	**21**	**29**

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα για το Α' εξάμηνο 2008 ανέρχονται σε € 2.395 (Α' εξάμηνο 2007: € 3.794).

17. Αποκτήσεις θυγατρικών εταιριών και λοιπά εταιρικά γεγονότα

α. Την 4.4.2008 η Τράπεζα απέκτησε ποσοστό 90% της νεοσυσταθείσης ουκρανικής τραπέζης Astra Bank OJSC έναντι ποσού € 10,9 εκατ. Τα συμβαλλόμενα μέρη συμφώνησαν ότι οι ιδρυτικοί μέτοχοι της Astra Bank θα διατηρήσουν ποσοστό συμμετοχής έως 10% στο μετοχικό κεφάλαιο και θα εξακολουθούν να συμμετέχουν στη διοίκηση της Τραπέζης.

β. Την 8.5.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής της Alpha Bank Srbija A.D., καταβάλλοντας συνολικό ποσό € 49,8 εκατ.

γ. Την 21.5.2008 η Τράπεζα απέκτησε 847 μετοχές της εταιρίας APE Commercial Property. Κατόπιν της αγοράς αυτής η συμμετοχή της Τραπέζης στην εν λόγω εταιρία διαμορφώθηκε στο 72,20%.

δ. Την 2.6.2008 ολοκληρώθηκε η σύσταση του αμοιβαίου κεφαλαίου ALPHA - TANEO A.K.E.Σ., στο οποίο η Τράπεζα συμμετέχει με ποσοστό 51%.

ε. Την 30.6.2008 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής της Astra Bank OJSC, καταβάλλοντας ποσό € 126,4 εκατ. πλέον εξόδων, με αποτέλεσμα το ποσοστό συμμετοχής της να διαμορφώνεται πλέον σε 93,33%.

Παρατίθεται κατωτέρω πίνακας των επενδύσεων σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες:

	1.1-30.6.2008	1.7-31.12.2007	1.1-30.6.2007
Θυγατρικές			
Υπόλοιπο αρχής περιόδου	**1.625.309**	**1.612.619**	**1.587.804**
Προσθήκες [1]	191.673	34.415	18.219
Μειώσεις	(74)		(1.117)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας [2]	(5.936)	(21.725)	7.713
Υπόλοιπο τέλους περιόδου	**1.810.972**	**1.625.309**	**1.612.619**
Συγγενείς			
Υπόλοιπο αρχής περιόδου	**74**	**5.624**	**5.624**
Προσθήκες		20	
Μειώσεις		(5.570)	
Υπόλοιπο τέλους περιόδου	**74**	**74**	**5.624**
Κοινοπραξίες			
Υπόλοιπο αρχής περιόδου	**717**	**136**	**122**
Προσθήκες [3]	3.176	601	14
Μειώσεις		(20)	
Υπόλοιπο τέλους περιόδου	**3.893**	**717**	**136**
Σύνολο	**1.814.939**	**1.626.100**	**1.618.379**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και οι αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου, οι εκκαθαρίσεις εταιριών και εισφορές σε είδος.

(1) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- *€ 137.783 αγορά μετοχών της Astra Bank OJSC.*
- *€ 49.770 λόγω αύξησης μετοχικού κεφαλαίου της Alpha Bank Srbija A.D.*
- *€ 2.319 αγορά μετοχών της Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε.*
- *€ 1.801 αγορά μετοχών της Alpha Αστικά Ακίνητα Α.Ε.*

(2) Η Τράπεζα, κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της στην Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance U.S. Corporation.

(3) Περιλαμβάνονται τα εξής ποσά που αφορούν:
- *€ 3.060 αγορά μετοχών του Α/Κ Επιχειρηματικών Συμμετοχών Alpha - TANEO AKEΣ.*
- *€ 116 αγορά μετοχών της A.P.E. Commercial Property.*

18. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

Την 2.7.2008 η Τράπεζα προέβη στην ίδρυση θυγατρικής εταιρίας (ποσοστό συμμετοχής 100%), με την επωνυμία Alpha Covered Bonds Plc και έδρα το Ηνωμένο Βασίλειο, με σκοπό την έκδοση καλυμμένων ομολογιών.

Την 18.7.2008 ολοκληρώθηκε η έκδοση δύο καλυμμένων ομολογιακών δανείων στα πλαίσια του άρθρου 91 του Ν.3601/2007 και της ΠΔ/ΤΕ 2598/2.11.2007. Οι ομολογίες, ύψους 1 δισ. ευρώ έκαστη, έχουν τριετή και πενταετή διάρκεια αντιστοίχως, έχουν την εγγύηση της Τραπέζης καθώς και κάλυμμα στεγαστικά δάνεια. Οι ομολογίες, που έχουν αξιολογηθεί ως AAA από τρείς διεθνείς οίκους (Standard & Poor's, Moody's και Fitch), θα διατεθούν σε επενδυτές και θα χρησιμοποιηθούν επίσης ως αποδεκτό ενέχυρο για πράξεις νομισματικής πολιτικής με την Τράπεζα της Ελλάδος.

Αθήναι, 26 Αυγούστου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2008 μέχρι 30η Ιουνίου 2008

(Σύμφωνα με την απόφαση 6/448/11.10.2007 του Διοικητικού Συμβουλίου της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες, που προκύπτουν από τις οικονομικές καταστάσεις, αποσκοπούν σε μία γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι ενδιάμεσες οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή όποτε αυτή απαιτείται.

Οι ενδιάμεσες οικονομικές καταστάσεις της 30.6.2008 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 26ης Αυγούστου 2008.

Ορκωτοί Ελεγκτές Λογιστές: Μάριος Τ. Κυριάκου (Α.Μ. ΣΟΕΛ 11121)
Νικόλαος Ε. Βουνισέας (Α.Μ. ΣΟΕΛ 18701)
Ελεγκτική εταιρία: KPMG Ορκωτοί Ελεγκτές Α.Ε.
Τύπος εκθέσεως επισκοπήσεως: Με σύμφωνη γνώμη

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.6.2008	31.12.2007	30.6.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.036.802	3.263.612	1.533.510	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2.907.303	3.509.696	7.249.897	7.349.675
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	65.201	266.047	68.101	264.788
Παράγωγα χρηματοοικονομικά μέσα	545.754	383.432	546.969	384.466
Δάνεια και απαιτήσεις κατά πελατών	46.759.296	42.072.071	38.615.143	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου - Διαθέσιμα προς πώληση	1.873.267	3.156.901	8.184.318	6.300.377
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	-	-	1.814.939	1.626.100
Επενδύσεις σε συγγενείς εταιρίες	52.285	5.320	-	-
Επενδύσεις σε ακίνητα	73.568	73.560	42.146	42.370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	1.212.262	1.173.275	622.263	603.831
Υπεραξία και λοιπά άυλα πάγια	142.109	134.497	56.934	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις	191.649	170.257	185.757	158.160
Λοιπά στοιχεία Ενεργητικού	710.723	385.676	593.922	280.626
	57.570.219	54.594.344	59.513.899	53.984.430
Στοιχεία Ενεργητικού προς πώληση	47.919	89.945	47.404	54.706
Σύνολο Ενεργητικού	**57.618.138**	**54.684.289**	**59.561.303**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	4.526.425	4.437.736	5.724.951	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	514.353	384.139	516.786	383.129
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	37.520.989	34.665.158	26.303.296	23.334.888
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	8.819.865	9.189.297	22.748.128	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	125.850	158.797	76.426	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις	153.306	94.807	138.316	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	44.076	42.019	3.700	3.733
Λοιπές υποχρεώσεις	1.619.476	1.323.554	1.414.237	1.159.012
Προβλέψεις	97.489	95.935	50.600	47.796
	53.421.829	50.391.442	56.976.440	51.298.919
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	1.583	-	-
Σύνολο Υποχρεώσεων	**53.421.829**	**50.393.025**	**56.976.440**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.931.590	1.602.809	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	184.033	-	184.033
Αποθεματικά	451.116	445.662	331.106	333.892
Αποτελέσματα εις νέον	888.134	1.138.195	323.904	619.483
Ίδιες μετοχές	(1.737)	(188)	(1.737)	-
Καθαρή θέση μετόχων της Τραπέζης	3.269.103	3.370.511	2.584.863	2.740.217
Δικαιώματα τρίτων	39.794	32.859	-	-
Υβριδικά κεφάλαια	887.412	887.894	-	-
Σύνολο Καθαρής Θέσεως	**4.196.309**	**4.291.264**	**2.584.863**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**57.618.138**	**54.684.289**	**59.561.303**	**54.039.136**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Σύνολο εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες	(964.215)	(2.648.056)	2.334.126	(1.332.027)
Σύνολο εισροών / (εκροών) από διακοπείσες λειτουργικές δραστηριότητες	-	-	-	-
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	**(964.215)**	**(2.648.056)**	**2.334.126**	**(1.332.027)**
Σύνολο εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες	1.091.604	4.490.902	(2.136.769)	3.338.586
Σύνολο εισροών / (εκροών) από διακοπείσες επενδυτικές δραστηριότητες	-	160.700	-	-
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	**1.091.604**	**4.651.602**	**(2.136.769)**	**3.338.586**
Σύνολο εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες	(820.054)	(150.885)	(888.623)	(180.244)
Σύνολο εισροών / (εκροών) από διακοπείσες χρηματοδοτικές δραστηριότητες	-	-	-	-
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	**(820.054)**	**(150.885)**	**(888.623)**	**(180.244)**
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α) + (β) + (γ)	**(692.665)**	**1.852.661**	**(691.266)**	**1.826.315**
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(1.991)	(2.365)	138	410
Σύνολο εισροών / (εκροών) περιόδου	**(694.656)**	**1.850.296**	**(691.128)**	**1.826.725**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**3.792.031**	**4.575.831**	**4.356.928**	**4.608.407**
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**3.097.375**	**6.426.127**	**3.665.800**	**6.435.132**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Καθαρή θέση ενάρξεως περιόδου (1.1.2008 και 1.1.2007 αντίστοιχα)	4.291.264	3.613.667	2.740.217	2.435.836
Μεταφορά στο αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων (α)	(595)	134.710	(530)	138.615
Διαφορά αποτιμήσεως των διαθεσίμων προς πώληση αξιογράφων (β)	(39.645)	(24.476)	(48.356)	(25.823)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών και καταστημάτων εξωτερικού (γ)	(2.718)	(2.365)	71	142
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση (α) + (β) + (γ)	(42.958)	107.869	(48.815)	112.934
Καθαρά κέρδη περιόδου, μετά το φόρο εισοδήματος	414.857	454.492	313.942	187.293
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	3.775	(14.326)	-	-
Διανεμηθέντα μερίσματα	(362.731)	(305.498)	(362.199)	(304.421)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(56.399)	13.785	(56.065)	(29.094)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(47.022)	(42.257)	-	-
Λοιπά	(4.472)	2.487	(2.217)	4.247
Καθαρή θέση λήξεως περιόδου (30.6.2008 και 30.6.2007 αντίστοιχα)	**4.196.309**	**3.830.219**	**2.584.863**	**2.406.795**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία								Στοιχεία Τραπέζης			
	Από 1 Ιανουαρίου έως				Από 1 Απριλίου έως				Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007			30.6.2008	30.6.2007			30.6.2008	30.6.2007	30.6.2008	30.6.2007
		Συνεχιζόμενες δραστηριότητες	Διακοπείσες δραστηριότητες	Σύνολο		Συνεχιζόμενες δραστηριότητες	Διακοπείσες δραστηριότητες	Σύνολο				
Τόκοι και εξομοιούμενα έσοδα	2.076.052	1.583.807	860	1.584.667	1.071.211	818.716	-	818.716	1.951.743	1.437.298	1.020.974	740.570
Τόκοι και εξομοιούμενα έξοδα	(1.178.217)	(831.341)	-	(831.341)	(615.360)	(428.389)	-	(428.389)	(1.275.272)	(856.207)	(675.361)	(444.560)
Καθαρό έσοδο από τόκους	897.835	752.466	860	753.326	455.851	390.327	-	390.327	676.471	581.091	345.613	296.010
Έσοδα από αμοιβές και προμήθειες	263.651	239.779	409	240.188	139.210	123.511	-	123.511	158.896	167.663	80.831	88.718
Προμήθειες έξοδα	(29.827)	(18.067)	-	(18.067)	(20.664)	(9.267)	-	(9.267)	(13.178)	(11.456)	(7.282)	(6.380)
Καθαρό έσοδο από αμοιβές και προμήθειες	233.824	221.712	409	222.121	118.546	114.244	-	114.244	145.718	156.207	73.549	82.338
Έσοδα από μερίσματα	2.357	2.210	-	2.210	2.110	1.827	-	1.827	60.541	34.003	57.514	23.469
Αποτελέσματα χρηματοοικονομικών πράξεων	40.297	40.598	-	40.598	23.229	10.670	-	10.670	25.302	(85.363)	(4.685)	1.285
Λοιπά έσοδα	40.818	38.323	3.573	41.896	24.502	18.534	-	18.534	13.053	13.760	9.345	4.342
	83.472	81.131	3.573	84.704	49.841	31.031	-	31.031	98.896	(37.600)	62.174	29.096
Σύνολο εσόδων	**1.215.131**	**1.055.309**	**4.842**	**1.060.151**	**624.238**	**535.602**	**-**	**535.602**	**921.085**	**699.698**	**481.336**	**407.444**
Αμοιβές και έξοδα προσωπικού	(285.250)	(258.683)	(2.338)	(261.021)	(145.965)	(131.378)	-	(131.378)	(203.917)	(192.876)	(104.674)	(97.389)
Γενικά διοικητικά έξοδα	(221.177)	(189.698)	(1.583)	(191.281)	(117.989)	(101.046)	-	(101.046)	(163.183)	(151.793)	(84.183)	(80.191)
Αποσβέσεις	(42.180)	(35.108)	(239)	(35.347)	(21.898)	(18.241)	-	(18.241)	(27.903)	(23.602)	(14.287)	(12.315)
Λοιπά έξοδα	(1.656)	(1.734)	-	(1.734)	(873)	(1.069)	-	(1.069)	(1.484)	(1.143)	(807)	(594)
Σύνολο εξόδων	**(550.263)**	**(485.223)**	**(4.160)**	**(489.383)**	**(286.725)**	**(251.734)**	**-**	**(251.734)**	**(396.487)**	**(369.414)**	**(203.951)**	**(190.489)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(141.956)	(102.601)	-	(102.601)	(74.372)	(40.218)	-	(40.218)	(129.023)	(88.572)	(71.301)	(36.567)
Αναλογία κερδών / (ζημιών) από συγγενείς εταιρίες	21	1.254	-	1.254	(85)	1.298	-	1.298	-	-	-	-
	(141.935)	(101.347)	-	(101.347)	(74.457)	(38.920)	-	(38.920)	(129.023)	(88.572)	(71.301)	(36.567)
Κέρδη πριν το φόρο εισοδήματος	522.933	468.739	682	469.421	263.056	244.948	-	244.948	395.575	241.712	206.084	180.388
Φόρος εισοδήματος	(108.081)	(94.635)	(421)	(95.056)	(53.333)	(45.426)	-	(45.426)	(81.633)	(54.419)	(36.618)	(40.421)
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	-	-	80.127	80.127	-	-	(1.409)	(1.409)	-	-	-	-
Καθαρά κέρδη, μετά το φόρο εισοδήματος	**414.852**	**374.104**	**80.388**	**454.492**	**209.723**	**199.522**	**(1.409)**	**198.113**	**313.942**	**187.293**	**169.466**	**139.967**
Καθαρά κέρδη που αναλογούν σε:												
Μετόχους της Τραπέζης	**414.132**	**373.578**	**80.388**	**453.966**	**209.101**	**199.235**	**(1.409)**	**197.826**	-	-	-	-
Τρίτους	720	526	-	526	622	287	-	287	-	-	-	-
Καθαρά κέρδη ανά μετοχή:												
Βασικά (€ ανά μετοχή)	1,0277	0,9193	0,1979	1,1172	0,5244	0,4909	(0,0035)	0,4874	0,7791	0,4609	0,4250	0,3448
Προσαρμοσμένα (€ ανά μετοχή)	1,0277	0,9172	0,1974	1,1146	0,5244	0,4895	(0,0034)	0,4861	0,7791	0,4598	0,4250	0,3439

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), το ποσοστό συμμετοχής του Ομίλου σε αυτές κατά την 30.6.2008, καθώς και η μέθοδος ενσωμάτωσης που εφαρμόστηκε, παρατίθενται αναλυτικά στη σημείωση 15 επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων της 30.6.2008.
2. Κατά το χρονικό διάστημα 1.7.2007 έως 30.6.2008 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις:
   α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:
   - Νέες εταιρίες: Την 31.12.2007 ενοποιήθηκε για πρώτη φορά η εταιρία Alphalife Ανώνυμος Ασφαλιστική Εταιρία Ζωής, η οποία ιδρύθηκε από την Τράπεζα. Την 30.6.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Astra Bank OJSC που αποκτήθηκε από την Τράπεζα και Alpha Ανώνυμη Εταιρία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών - ΑΚΕΣ και διακριτικό τίτλο Alpha Ventures Capital Management που ιδρύθηκε από την Alpha Α.Ε. Επενδυτικών Συμμετοχών.
   - Αλλαγή ονομασίας: Την 27.11.2007 η θυγατρική εταιρία Ιονική Επενδύσεων Α.Ε. μετονομάσθηκε σε APE Investment Property S.A. και την 11.2.2008 η Alpha Finance Α.Χ.Ε.Π.Ε.Υ. μετονομάσθηκε σε Alpha Finance Α.Ε.Π.Ε.Υ.
   - Πωλήσεις/Εκκαθαρίσεις: Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε." και κατά 50% στην "Πλάκα Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων". Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investment B.V.

   β. Στις εταιρίες που ενοποιούνται με την αναλογική μέθοδο:
   - Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha - ΤΑΝΕΟ Α.Κ.Ε.Σ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 51%.
   - Αλλαγή μεθόδου ενοποίησης: Την 29.11.2007 η Τράπεζα προέβη στη μεταβίβαση ποσοστού 32,58% της θυγατρικής της εταιρίας APE Investment Property S.A. σε τρίτους. Ταυτόχρονα υπεγράφη συμφωνία ρυθμίσεως σχέσεων μετόχων με βάση την οποία η θυγατρική εταιρία μετατράπηκε σε κοινοπραξία.

   γ. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:
   - Νέες εταιρίες: Την 21.5.2008 ο Όμιλος αναγνώρισε συμμετοχή στην εταιρία ΕΛ.ΠΕΤ. Βαλκανική Α.Ε.
   - Μεταβίβαση εντός Ομίλου: Την 28.11.2007 μεταβιβάστηκε από την Τράπεζα στην Ionian Equity Participations Ltd, η A.L.C. Novelle Investments Ltd.
3. Στις ενοποιημένες οικονομικές καταστάσεις δεν περιλαμβάνονται οι εταιρίες Commercial Bank of London Ltd, η οποία δεν έχει δραστηριότητα και Singular Hospitality Solutions (SHS AE), HSO Europe BV και Prismatech Hellas AE, οι οποίες έχουν πλήρως απομειωθεί και βρίσκονται υπό εκκαθάριση.
4. Αναλυτική περιγραφή της διακοπείσης δραστηριότητος παρατίθεται στη σημείωση 4 επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων της 30.6.2008.
5. Οι ανέλεγκτες φορολογικά χρήσεις της Τραπέζης και των εταιριών του Ομίλου αναφέρονται στις σημειώσεις 13β και 14β επί των Ενδιάμεσων Οικονομικών Καταστάσεων της 30.6.2008 της Τραπέζης και του Ομίλου αντίστοιχα.
6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη έναντι αυτών ύψους € 3,8 εκατ. Ο Όμιλος και η Τράπεζα έχουν σχηματίσει επίσης λοιπές προβλέψεις ύψους € 93,7 εκατ. και € 50,6 εκατ. αντίστοιχα.
7. Η Τράπεζα, την 30.6.2008, κατείχε 83.625 ίδιες μετοχές, αξίας κτήσεως € 1.737 χιλ. Οι λοιπές εταιρίες του Ομίλου δεν κατείχαν ίδιες μετοχές.
8. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 30.6.2008, ήταν 14.086 άτομα (30.6.2007: άτομα 12.369) και στην Τράπεζα 8.278 άτομα (30.6.2007: άτομα 7.430).
9. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2008 έως 30.6.2008, προέκυψαν τα εξής ποσά:
   - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: έσοδα € 5.401 χιλ., έξοδα € 7.112 χιλ. β) Τραπέζης: έσοδα € 5.367 χιλ., έξοδα € 3.460 χιλ.
   - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα € 10 χιλ., έξοδα € 1.786 χιλ. β) Τραπέζης: έσοδα € 322.204 χιλ., έξοδα € 560.284 χιλ.

   Τα υπόλοιπα, κατά την 30.6.2008, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές, έχουν ως εξής:
   - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: απαιτήσεις € 164.624 χιλ., υποχρεώσεις € 93.219 χιλ., εγγυητικές επιστολές € 7.677 χιλ. β) Τραπέζης: απαιτήσεις € 163.307 χιλ., υποχρεώσεις € 67.259 χιλ., εγγυητικές επιστολές € 7.677 χιλ.
   - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: απαιτήσεις € 218 χιλ., υποχρεώσεις € 13 χιλ. β) Τραπέζης: απαιτήσεις € 12.998.107 χιλ., υποχρεώσεις € 24.624.883 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις € 1.151.884 χιλ.
10. Οι λογιστικές αρχές που ακολούθησαν ο Όμιλος και η Τράπεζα για τη σύνταξη των ενδιάμεσων οικονομικών καταστάσεων της 30.6.2008, είναι συνεπείς με αυτές που αναφέρονται στις αντίστοιχες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήναι, 26 Αυγούστου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. Ν 308546	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

KPMG

KPMG Ορκωτοί Ελεγκτές ΑΕ
Στρατηγού Τόμπρα 3
153 42 Αγία Παρασκευή
Ελλάς
ΑΡΜΑΕ 29527/01ΑΤ/Β/93/162/96

Telephone Τηλ: +30 210 60 62 100
Fax Φαξ: +30 210 60 62 111
Internet www.kpmg.gr
e-mail postmaster@kpmg.gr

Έκθεση Επισκόπησης Ενδιάμεσης Οικονομικής Πληροφόρησης Ανεξάρτητων Ορκωτών Ελεγκτών

Προς τους Μετόχους της

ALPHA BANK A.E.

Εισαγωγή

Επισκοπήσαμε τον συνημμένο ατομικό και ενοποιημένο ισολογισμό της ALPHA BANK A.E. (η Τράπεζα) της 30 Ιουνίου 2008 και τις σχετικές ατομικές και ενοποιημένες καταστάσεις αποτελεσμάτων, μεταβολών ιδίων κεφαλαίων και ταμειακών ροών της εξάμηνης περιόδου που έληξε αυτήν την ημερομηνία καθώς και τις επιλεγμένες επεξηγηματικές σημειώσεις, που συνθέτουν την ενδιάμεση οικονομική πληροφόρηση, η οποία αποτελεί αναπόσπαστο μέρος της εξαμηνιαίας οικονομικής έκθεσης του άρθρου 5 του Ν. 3556/2007. Η Διοίκηση της Τράπεζας έχει την ευθύνη για τη σύνταξη και παρουσίαση αυτής της ενδιάμεσης οικονομικής πληροφόρησης, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης όπως αυτά έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34). Δική μας ευθύνη είναι η έκφραση συμπεράσματος επί αυτής της ενδιάμεσης οικονομικής πληροφόρησης με βάση την επισκόπησή μας.

Εύρος της εργασίας επισκόπησης

Διενεργήσαμε την επισκόπησή μας σύμφωνα με το Διεθνές Πρότυπο περί Επισκόπησης 2410 «Επισκόπηση Ενδιάμεσης Οικονομικής Πληροφόρησης που Διενεργείται από τον Ανεξάρτητο Ελεγκτή της Οικονομικής Μονάδας» στο οποίο παραπέμπουν τα Ελληνικά Ελεγκτικά Πρότυπα. Η επισκόπηση συνίσταται στην αναζήτηση επεξηγήσεων και πληροφοριών, κυρίως από πρόσωπα που είναι υπεύθυνα για οικονομικά και λογιστικά θέματα και στην εφαρμογή αναλυτικών και λοιπών διαδικασιών επισκόπησης. Το εύρος μίας εργασίας επισκόπησης είναι ουσιωδώς μικρότερο από έναν έλεγχο που διενεργείται σύμφωνα με τα Ελληνικά Ελεγκτικά Πρότυπα και επομένως δεν μας δίδει τη δυνατότητα να αποκτήσουμε τη διασφάλιση ότι έχουν περιέλθει στην αντίληψή μας όλα τα σημαντικά θέματα τα οποία θα είχαν επισημανθεί σε έναν έλεγχο. Κατά συνέπεια, δεν εκφράζουμε γνώμη ελέγχου.

Συμπέρασμα

Με βάση τη διενεργηθείσα επισκόπηση, δεν έχει περιέλθει στην αντίληψή μας οτιδήποτε που θα μας οδηγούσε στο συμπέρασμα ότι η συνημμένη ενδιάμεση οικονομική πληροφόρηση της 30 Ιουνίου 2008 δεν έχει συνταχθεί από κάθε ουσιώδη άποψη, σύμφωνα με τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης που έχουν υιοθετηθεί από την Ευρωπαϊκή Ένωση σχετικά με την ενδιάμεση οικονομική πληροφόρηση (Δ.Λ.Π. 34).

Αναφορά επί άλλων νομικών και κανονιστικών θεμάτων

Πέραν της ανωτέρω ενδιάμεσης οικονομικής πληροφόρησης επισκοπήσαμε και τα υπόλοιπα στοιχεία της εξαμηνιαίας οικονομικής έκθεσης του άρθρου 5 του Ν. 3556/2007 και των κατ' εξουσιοδότηση αυτού του Νόμου, Αποφάσεων της Επιτροπής Κεφαλαιαγοράς. Από την ανωτέρω επισκόπηση διαπιστώσαμε ότι η εν λόγω έκθεση περιλαμβάνει τα στοιχεία και τις πληροφορίες που προβλέπονται από τον Νόμο και τις Αποφάσεις και είναι συνεπής με την συνημμένη ενδιάμεση οικονομική πληροφόρηση.

Αθήνα, 26 Αυγούστου 2008

KPMG Ορκωτοί Ελεγκτές Α.Ε.

Μάριος Τ. Κυριάκου,
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 11121

Νικόλαος Βουνισέας,
Ορκωτός Ελεγκτής Λογιστής
ΑΜ ΣΟΕΛ 18701

S.A. REGISTRATION NUMBER: 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2008 to June 30, 2008
(In accordance with the decision 6/448/11.10.2007 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S.) are available together with the auditor's review report if required.
The interim financial statements as at 30.6.2008 were approved by the Board of Directors on 26th August 2008.

Certified Auditors: Marios T. Kyriacou (A.M. SOEL 11121)
Nick E. Vouniseas (A.M. SOEL 18701)
Audit Company: KPMG Certified Auditors S.A.
Type of Auditors' Reports: Unqualified opinion

BALANCE SHEET

	Consolidated		Alpha Bank	
	30.6.2008	31.12.2007	30.6.2008	31.12.2007
ASSETS				
Cash and balances with Central Banks	3,036,802	3,263,612	1,533,510	1,650,327
Due from Banks	2,907,303	3,509,696	7,249,897	7,349,675
Financial assets at fair value through profit or loss	65,201	266,047	68,101	264,788
Derivative financial assets	545,754	383,432	546,969	384,466
Loans and advances to customers	46,759,296	42,072,071	38,615,143	35,267,874
Investment securities				
- Available for sale	1,873,267	3,156,901	8,184,318	6,300,377
Investments in subsidiaries, associates and joint ventures	-	-	1,814,939	1,626,100
Investment in associates	52,285	5,320	-	-
Investment property	73,568	73,560	42,146	42,370
Property, plant and equipment	1,212,262	1,173,275	622,263	603,831
Goodwill and other intangible assets	142,109	134,497	56,934	55,836
Deferred tax assets	191,649	170,257	185,757	158,160
Other assets	710,723	385,676	593,922	280,626
	57,570,219	54,594,344	59,513,899	53,984,430
Non-current assets held for sale	47,919	89,945	47,404	54,706
Total Assets	**57,618,138**	**54,684,289**	**59,561,303**	**54,039,136**
LIABILITIES				
Due to Banks	4,526,425	4,437,738	5,724,951	5,637,562
Derivative financial liabilities	514,353	384,139	516,786	383,129
Due to customers			26,303,296	23,334,888
(Including debt securities in issue)	37,520,989	34,665,158	-	-
Debt securities in issue held by institutional investors and other borrowed funds	8,819,865	9,189,297	22,748,128	20,521,976
Liabilities for current income tax and other taxes	125,850	158,797	76,426	127,863
Deferred tax liabilities	153,306	94,807	138,316	82,960
Employee defined benefit obligations	44,076	43,019	3,700	3,733
Other liabilities	1,619,476	1,323,554	1,414,237	1,159,012
Provisions	97,489	95,935	50,600	47,796
	53,421,829	50,391,442	56,976,440	51,298,919
Liabilities related to non-current assets held for sale	-	1,583	-	-
Total Liabilities	**53,421,829**	**50,393,025**	**56,976,440**	**51,298,919**
EQUITY				
Share capital	1,931,590	1,602,809	1,931,590	1,602,809
Share premium	-	184,033	-	184,033
Reserves	451,116	445,662	331,106	333,892
Retained earnings	888,134	1,138,195	323,904	619,483
Treasury shares	(1,737)	(188)	(1,737)	-
Equity attributable to equity holders of the Bank	3,269,103	3,370,511	2,584,863	2,740,217
Minority interest	39,794	32,859	-	-
Hybrid securities	887,412	887,894	-	-
Total Equity	**4,196,309**	**4,291,264**	**2,584,863**	**2,740,217**
Total Liabilities and Equity	**57,618,138**	**54,684,289**	**59,561,303**	**54,039,136**

CASH FLOW STATEMENT

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Net cash flows from continuing operating activities	(964,215)	(2,648,056)	2,334,126	(1,332,027)
Net cash flows from discontinued operating activities	-	-	-	-
Total cash flows from operating activities (a)	(964,215)	(2,648,056)	2,334,126	(1,332,027)
Net cash flows from continuing investing activities	1,091,604	4,490,902	(2,136,769)	3,338,586
Net cash flows from discontinued investing activities	-	160,700	-	-
Total cash flows from investing activities (b)	1,091,604	4,651,602	(2,136,769)	3,338,586
Net cash flows from continuing financing activities	(820,054)	(150,885)	(888,623)	(180,244)
Net cash flows from discontinued financing activities	-	-	-	-
Total cash flows from financing activities (c)	(820,054)	(150,885)	(888,623)	(180,244)
Net increase / (decrease) in cash and cash equivalents of the period (a) + (b) + (c)	(692,665)	1,852,461	(691,266)	1,826,315
Effect of exchange rate fluctuations on cash and cash equivalents	(1,991)	(2,365)	138	410
Total cash flows for the period	(694,656)	1,850,296	(691,128)	1,826,725
Cash and cash equivalents at the beginning of the period	3,792,031	4,575,831	4,356,928	4,608,407
Cash and cash equivalents at the end of the period	3,097,375	6,426,127	3,665,800	6,435,132

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Equity at the beginning of the period (1.1.2008 and 1.1.2007 respectively)	4,291,264	3,613,667	2,740,217	2,435,836
Net change in fair value of available for sale securities transferred to income statement from sales (a)	(595)	134,710	(530)	138,615
Net change in fair value of available for sale securities (b)	(39,645)	(24,476)	(48,356)	(25,823)
Exchange differences on translating foreign operations (c)	(2,718)	(2,365)	71	142
Net income recognized directly in equity (a)+(b)+(c)	(42,958)	107,869	(48,815)	112,934
Net income for the period after income tax	414,852	454,492	313,942	187,293
Change of ownership interests in subsidiaries	3,775	(14,326)	-	-
Dividends distributed	(362,731)	(305,498)	(362,199)	(304,421)
Purchases / sales of treasury shares and hybrid securities	(56,399)	13,785	(56,065)	(29,094)
Dividends paid to hybrid securities holders	(47,022)	(42,257)	-	-
Other	(4,472)	2,487	(2,217)	4,247
Equity at the end of the period (30.6.2008 and 30.6.2007 respectively)	4,196,309	3,830,219	2,584,863	2,406,795

INCOME STATEMENT FOR THE PERIOD

	Consolidated								Alpha Bank			
	From 1 January to				From 1 April to				From 1 January to		From 1 April to	
	30.6.2008	30.6.2007			30.6.2008	30.6.2007			30.6.2008	30.6.2007	30.6.2008	30.6.2007
		Continuing operations	Discontinued operations	Total		Continuing operations	Discontinued operations	Total				
Interest and similar income	2,076,052	1,583,807	860	1,584,667	1,071,211	818,716	-	818,716	1,951,743	1,437,298	1,020,974	740,570
Interest expense and similar charges	(1,178,217)	(831,341)	-	(831,341)	(615,360)	(428,389)	-	(428,389)	(1,275,272)	(856,207)	(675,361)	(444,560)
Net interest income	897,835	752,466	860	753,326	455,851	390,327	-	390,327	676,471	581,091	345,613	296,010
Fee and commission income	263,651	239,779	409	240,188	139,210	123,511	-	123,511	158,896	167,663	80,831	88,718
Commission expense	(29,827)	(18,067)	-	(18,067)	(20,664)	(9,267)	-	(9,267)	(13,178)	(11,456)	(7,282)	(6,380)
Net fee and commission income	233,824	221,712	409	222,121	118,546	114,244	-	114,244	145,718	156,207	73,549	82,338
Dividend income	2,357	2,210	-	2,210	2,110	1,827	-	1,827	60,541	34,003	57,514	23,469
Gains less losses on financial transactions	40,297	40,598	-	40,598	23,229	10,670	-	10,670	25,302	(85,363)	(4,685)	1,285
Other income	40,818	38,323	3,573	41,896	24,502	18,534	-	18,534	13,053	13,760	9,345	4,342
	83,472	81,131	3,573	84,704	49,841	31,031	-	31,031	98,896	(37,600)	62,174	29,096
Total income	1,215,131	1,055,309	4,842	1,060,151	624,238	535,602	-	535,602	921,085	699,698	481,336	407,444
Staff costs	(285,250)	(258,683)	(2,338)	(261,021)	(145,965)	(131,378)	-	(131,378)	(203,917)	(192,876)	(104,674)	(97,389)
General administrative expenses	(221,177)	(189,698)	(1,583)	(191,281)	(117,989)	(101,046)	-	(101,046)	(163,183)	(151,793)	(84,183)	(80,191)
Depreciation and amortization expenses	(42,180)	(35,108)	(239)	(35,347)	(21,898)	(18,241)	-	(18,241)	(27,903)	(23,802)	(14,287)	(12,315)
Other expenses	(1,656)	(1,734)	-	(1,734)	(873)	(1,069)	-	(1,069)	(1,484)	(1,143)	(807)	(594)
Total expenses	(550,263)	(485,223)	(4,160)	(489,383)	(286,725)	(251,734)	-	(251,734)	(396,487)	(369,414)	(203,951)	(190,489)
Impairment losses and provisions for credit risk	(141,956)	(102,601)	-	(102,601)	(74,372)	(40,218)	-	(40,218)	(129,023)	(88,572)	(71,301)	(36,567)
Share of profit / (loss) of associates	21	1,254	-	1,254	(85)	1,298	-	1,298	-	-	-	-
	(141,935)	(101,347)	-	(101,347)	(74,457)	(38,920)	-	(38,920)	(129,023)	(88,572)	(71,301)	(36,567)
Profit before income tax	522,933	468,739	682	469,421	263,056	244,948	-	244,948	395,575	241,712	206,084	180,388
Income tax	(108,081)	(94,635)	(421)	(95,056)	(53,333)	(45,426)	-	(45,426)	(81,633)	(54,419)	(36,618)	(40,421)
Profit from the sale of Alpha Insurance A.E.	-	-	80,127	80,127	-	-	(1,409)	(1,409)	-	-	-	-
Profit after income tax	414,852	374,104	80,388	454,492	209,723	199,522	(1,409)	198,113	313,942	187,293	169,466	139,967
Profits attributable to:												
Equity holders of the Bank	414,132	373,578	80,388	453,966	209,101	199,235	(1,409)	197,826	-	-	-	-
Minority interest	720	526	-	526	622	287	-	287	-	-	-	-
Earnings per share:												
Basic (€ per share)	1.0277	0.9193	0.1979	1.1172	0.5244	0.4909	(0.0035)	0.4874	0.7791	0.4609	0.4250	0.3448
Diluted (€ per share)	1.0277	0.9172	0.1974	1.1146	0.5244	0.4895	(0.0034)	0.4861	0.7791	0.4598	0.4250	0.3439

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "Alpha Bank", the Group's participation in them as at 30.6 2008, as well as the method of consolidation which was applied, is presented in note 15 of the interim consolidated financial statement as at 30.6.2008.
2. During the period 1.7.2007 until 30.6.2008 the following changes took place in the companies included in the consolidated financial statements:
   a. Concerning companies which are fully consolidated:
   - New companies: The company Alphalife A.A.E.Z., founded by the Bank was consolidated for the first time on 31.12.2007. The company Astra Bank OJSC which was acquired by the Bank, and the subsidiary Alpha Ventures Capital Management, established by the Alpha Ventures A.E. were consolidated for the first time on 30.6.2008.
   - Renamed companies: The subsidiary Ionian Investments A.E. was renamed to APE Investment Property S.A. on 27.11.2007 and Alpha Finance A.X.E.P.E.Y. was renamed to Alpha Finance A.E.P.E.Y. on 11.2.2008.
   - Sales/Liquidations: On 28.3.2008, the subsidiary Ionian Hotel Enterprises A.E. completed the transfer of 100% of Tourist Resort A.E., owner of Hilton Rhodes Resort to the Greek Hotel Company Lampsa S.A. and to Plaka S.A. by 50% respectively. On 31.3.2008 the subsidiary AEF European Capital Investment B.V. was liquidated.

   b. Concerning companies consolidated under the proportionate method:
   - New companies: The company Alpha TANEO A.K.E.S., in which the Bank holds a 51% ownership interest was consolidated for the first time on 30.6.2008.
   - Change in consolidation method: On 29.11.2007 the Bank proceeded with the sale of 32.58% of the shares of the subsidiary APE Investment Property S.A.. A shareholders' agreement followed the above sale and the subsidiary was converted to joint venture.

   c. Concerning companies accounted for under the equity method:
   - New companies: On 21.5.2008, the Group recognized its participation to the associate ELPET Balcan S.A.
   - Transfers within the Group: On 28.11.2007 the company A.L.C. Novelle Investments Ltd was transferred from the Bank to the subsidiary Ionian Equity Participations Ltd.
3. In the consolidated financial statements are not included the company Commercial Bank of London Ltd, which does not have any activity, as well as the companies Singular Hospitality Solutions (SHS AE), HSO Europe BV and Prismatech Hellas A.E., which are fully impaired and are under liquidation.
4. A description of the discontinued operations is presented in note 4 of the interim consolidated financial statements as at 30.6.2008.
5. The unaudited tax years of the Bank and the companies of the Group are mentioned in notes 13b and 14b of the interim financial statements as at 30.6.2008 of the Bank and the Group respectively.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank. The Group has raised a provision for them which amounts to € 3.8 million. Other provisions raised by the Group and the Bank amount to € 93.7 million and € 50.6 million respectively.
7. The number of treasury shares held by the Bank as at 30.6.2008 is 83,625 at a cost of € 1,737 thous. The other companies of the Group do not hold any treasury shares.
8. The total employees of the Group as at 30.6.2008 were 14,086 (30.6.2007: 12,369) and the employees of the Bank as at 30.6.2008 were 8,278 (30.6.2007: 7,430).
9. The related party transactions during the period 1.1.2008 until 30.6.2008 are as follows:
   - With members of the Board of Directors and other key management personnel: a) of the Group: income € 5,401 thous., expenses € 7,112 thous. b) of the Bank: income € 5,367 thous., expenses € 3,460 thous.
   - With other related parties: a) of the Group: income € 10 thous., expenses € 1,786 thous. b) of the Bank: income € 322,204 thous., expenses € 560,284 thous.

   The balances as at 30.6.2008 of the receivables and liabilities arising from the above transactions are as follows:
   - with members of the Board of Directors and other key management personnel: a) of the Group: receivables € 164,624 thous., liabilities € 93,219 thous., letters of guarantee € 7,677 thous. b) of the Bank: receivables € 163,307 thous., liabilities € 67,259 thous., letters of guarantee € 7,677 thous.
   - with other related parties: a) of the Group: receivables € 218 thous., liabilities € 13 thous. b) of the Bank: receivables € 12,998,107 thous., liabilities € 24,624,883 thous., letters of guarantee and other guarantees € 1,151,884 thous.
10. The accounting policies, applied by the Group and the Bank in the interim financial statements as at 30.6.2008 are consistent with those stated in the respective financial statements for the year ended 31.12.2007 and are available on the web site of the Bank.

Athens, 26 August 2008

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No I 166670	MARINOS S. YANNOPOULOS I.D. No N 308546	GEORGE N. KONTOS I.D. No AB 522299

ΑΡ Μ Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK Α.Ε. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2008 μέχρι 30η Ιουνίου 2008

(Σύμφωνα με την απόφαση 6/448/11.10.2007 του Διοικητικού Συμβουλίου της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες, που προκύπτουν από τις οικονομικές καταστάσεις, αποσκοπούν σε μία γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι ενδιάμεσες οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή όποτε αυτή απαιτείται.

Οι ενδιάμεσες οικονομικές καταστάσεις της 30.6.2008 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 26ης Αυγούστου 2008.

Ορκωτοί Ελεγκτές Λογιστές: Μάριος Τ. Κυριάκου (Α.Μ. ΣΟΕΛ 11121)
Νικόλαος Ε. Βουνισέας (Α.Μ. ΣΟΕΛ 18701)
Ελεγκτική εταιρία: KPMG Ορκωτοί Ελεγκτές Α.Ε.
Τύπος εκθέσεως επισκοπήσεως: Με σύμφωνη γνώμη

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	30.6.2008	31.12.2007	30.6.2008	31.12.2007
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.036.802	3.263.612	1.533.510	1.650.327
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	2 907.303	3.509 696	7.249.897	7.349 675
Χρηματοοικονομικά στοιχεία στην εύλογη αξία μέσω αποτελεσμάτων	65.201	266.047	68.101	264.788
Παράγωγα χρηματοοικονομικά μέσα	545.754	383 432	546.969	384.466
Δάνεια και απαιτήσεις κατά πελατών	46.759.296	42.072 071	38.615.143	35.267.874
Αξιόγραφα επενδυτικού χαρτοφυλακίου - Διαθέσιμα προς πώληση	1.873 267	3.156.901	8.184.318	6.300.377
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	-	-	1.814.939	1.626.100
Επενδύσεις σε συγγενείς εταιρίες	52.285	5.320	-	-
Επενδύσεις σε ακίνητα	73.568	73 560	42.146	42 370
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	1 212.262	1.173.275	622.263	603.831
Υπεραξία και λοιπά άυλα πάγια	142.109	134.497	56.934	55.836
Αναβαλλόμενες φορολογικές απαιτήσεις	191.649	170.257	185.757	158.160
Λοιπά στοιχεία Ενεργητικού	710.723	385 676	593 922	280 626
	57.570.219	54 594 344	59.513 899	53.984 430
Στοιχεία Ενεργητικού προς πώληση	47 919	89 945	47.404	54.706
Σύνολο Ενεργητικού	**57.618.138**	**54.684.289**	**59.561.303**	**54.039.136**
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	4.526 425	4.437.736	5 724.951	5.637.562
Παράγωγα χρηματοοικονομικά μέσα	514.353	384.739	516.786	383.129
Υποχρεώσεις προς πελάτες			26.303.296	23.334 888
(συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	37.520.989	34.665.158	-	-
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	8.819.865	9 189.297	22.748.128	20.521.976
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	125.850	158.797	76.426	127.863
Αναβαλλόμενες φορολογικές υποχρεώσεις	153.306	94.807	138.316	82.960
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	44.076	42.019	3.700	3.733
Λοιπές υποχρεώσεις	1 619.476	1.323.554	1.414.237	1.159.012
Προβλέψεις	97.489	95.935	50.600	47.796
	53 421.829	50.391.442	56.976.440	51.298.919
Υποχρεώσεις που συνδέονται με στοιχεία Ενεργητικού προς πώληση	-	1.583	-	-
Σύνολο Υποχρεώσεων	**53.421.829**	**50.393.025**	**56.976.440**	**51.298.919**
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.931.590	1.602.809	1.931.590	1.602.809
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	-	184.033	-	184.033
Αποθεματικά	451.116	445.662	331.106	333.892
Αποτελέσματα εις νέον	888.134	1.138 195	323 904	619.483
Ίδιες μετοχές	(1.737)	(188)	(1.737)	-
Καθαρή θέση μετόχων της Τραπέζης	3.269.103	3.370.511	2.584.863	2.740.217
Δικαιώματα τρίτων	39.794	32.859	-	-
Υβριδικά κεφάλαια	887.412	887.894	-	-
Σύνολο Καθαρής Θέσεως	**4.196.309**	**4.291.264**	**2.584.863**	**2.740.217**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως	**57.618.138**	**54.684.289**	**59.561.303**	**54.039.136**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Σύνολο εισροών / (εκροών) από συνεχιζόμενες λειτουργικές δραστηριότητες	(964.215)	(2.648.056)	2.334.126	(1.332.027)
Σύνολο εισροών / (εκροών) από διακοπείσες λειτουργικές δραστηριότητες	-	-	-	-
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	**(964.215)**	**(2.648.056)**	**2.334.126**	**(1.332.027)**
Σύνολο εισροών / (εκροών) από συνεχιζόμενες επενδυτικές δραστηριότητες	1 091.604	4 490.902	(2.136.769)	3.338.586
Σύνολο εισροών / (εκροών) από διακοπείσες επενδυτικές δραστηριότητες	-	160.700	-	-
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	**1.091.604**	**4.651.602**	**(2.136.769)**	**3.338.586**
Σύνολο εισροών / (εκροών) από συνεχιζόμενες χρηματοδοτικές δραστηριότητες	(820.054)	(150.885)	(888.623)	(180.244)
Σύνολο εισροών / (εκροών) από διακοπείσες χρηματοδοτικές δραστηριότητες	-	-	-	-
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	**(820.054)**	**(150.885)**	**(888.623)**	**(180.244)**
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α) + (β) + (γ)	**(692.665)**	**1.852.661**	**(691.266)**	**1.826.315**
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(1.991)	(2.365)	138	410
Σύνολο εισροών / (εκροών) περιόδου	**(694.656)**	**1.850.296**	**(691.128)**	**1.826.725**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**3.792.031**	**4.575.831**	**4.356.928**	**4.608.407**
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**3.097.375**	**6.426.127**	**3.665.800**	**6.435.132**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	30.6.2008	30.6.2007	30.6.2008	30.6.2007
Καθαρή θέση ενάρξεως περιόδου (1.1.2008 και 1.1.2007 αντίστοιχα)	4.291.264	3 613.667	2.740.217	2.435.836
Μεταφορά στα αποτέλεσμα περιόδου, λόγω πωλήσεων διαθεσίμων προς πώληση αξιογράφων (α)	(595)	134.710	(530)	138.615
Διαφορά αποτίμησης των διαθεσίμων προς πώληση αξιογράφων (β)	(39.645)	(24.476)	(48.356)	(25.823)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών και καταστημάτων εξωτερικού (γ)	(2 718)	(2.365)	71	142
Αποτέλεσμα που αναγνωρίσθηκε απευθείας στην καθαρή θέση (α) + (β) + (γ)	(42.958)	107.869	(48.815)	112.934
Καθαρά κέρδη περιόδου, μετά το φόρο εισοδήματος	414.852	454.492	313.942	187.293
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	3.775	(14 326)	-	-
Διανεμηθέντα μερίσματα	(362.731)	(305.498)	(362.199)	(304.421)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(56.399)	13.785	(56.065)	(29.094)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(47.022)	(42.257)	-	-
Λοιπά	(4.472)	2.487	(2.217)	4.247
Καθαρή θέση λήξεως περιόδου (30.6.2008 και 30.6.2007 αντίστοιχα)	**4.196.309**	**3.830.219**	**2.584.863**	**2.406.795**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	Ενοποιημένα Στοιχεία								Στοιχεία Τραπέζης			
	Από 1 Ιανουαρίου έως				Από 1 Απριλίου έως				Από 1 Ιανουαρίου έως		Από 1 Απριλίου έως	
	30.6.2008	30.6.2007			30.6.2008	30.6.2007			30.6.2008	30.6.2007	30.6.2008	30.6.2007
		Συνεχιζόμενες δραστηριότητες	Διακοπείσες δραστηριότητες	Σύνολο		Συνεχιζόμενες δραστηριότητες	Διακοπείσες δραστηριότητες	Σύνολο				
Τόκοι και εξομοιούμενα έσοδα	2.076.052	1.583.807	860	1.584.667	1.071.211	818.716	-	818.716	1.951.743	1.437.298	1.020.974	740.570
Τόκοι και εξομοιούμενα έξοδα	(1.178.217)	(831.341)	-	(831.341)	(615.360)	(428.389)	-	(428.389)	(1.275.272)	(856.207)	(675.361)	(444.560)
Καθαρό έσοδο από τόκους	897.835	752.466	860	753.326	455.851	390.327	-	390.327	676.471	581.091	345.613	296.010
Έσοδα από αμοιβές και προμήθειες	263.651	239.779	409	240.188	139.210	123.511	-	123.511	158.896	167.663	80.831	88.718
Προμήθειες έξοδα	(29.827)	(18.067)	-	(18.067)	(20.664)	(9.267)	-	(9.267)	(13.178)	(11.456)	(7.282)	(6.380)
Καθαρό έσοδο από αμοιβές και προμήθειες	233.824	221.712	409	222.121	118.546	114.244	-	114.244	145.718	156.207	73.549	82.338
Έσοδα από μερίσματα	2.357	2.210	-	2.210	2.110	1.827	-	1.827	60.541	34.003	57.514	23.469
Αποτελέσματα χρηματοοικονομικών πράξεων	40.297	40.598	-	40.598	23.229	10.670	-	10.670	25.302	(85.363)	(4.685)	1.285
Λοιπά έσοδα	40.818	38.323	3.573	41.896	24.502	18.534	-	18.534	13.053	13.760	9.345	4.342
	83.472	81.131	3.573	84.704	49.841	31.031	-	31.031	98.896	(37.600)	62.174	29.096
Σύνολο εσόδων	1.215.131	1.055.309	4.842	1.060.151	624.238	535.602	-	535.602	921.085	699.698	481.336	407.444
Αμοιβές και έξοδα προσωπικού	(285.250)	(258.683)	(2.338)	(261.021)	(145.965)	(131.378)	-	(131.378)	(203.917)	(192.876)	(104.674)	(97.389)
Γενικά διοικητικά έξοδα	(221.177)	(189.698)	(1.583)	(191.281)	(117.989)	(101.046)	-	(101.046)	(163.183)	(151.793)	(84.183)	(80.191)
Αποσβέσεις	(42.180)	(35.108)	(239)	(35.347)	(21.898)	(18.241)	-	(18.241)	(27.903)	(23.602)	(14.287)	(12.315)
Λοιπά έξοδα	(1.656)	(1.734)	-	(1.734)	(873)	(1.069)	-	(1.069)	(1.484)	(1.143)	(807)	(594)
Σύνολο εξόδων	(550.263)	(485.223)	(4.160)	(489.383)	(286.725)	(251.734)	-	(251.734)	(396.487)	(369.414)	(203.951)	(190.489)
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(141.956)	(102.601)	-	(102.601)	(74.372)	(40.218)	-	(40.218)	(129.023)	(88.572)	(71.301)	(36.567)
Αναλογία κερδών / (ζημιών) από συγγενείς εταιρίες	21	1.254	-	1.254	(85)	1.298	-	1.298	-	-	-	-
	(141.935)	(101.347)	-	(101.347)	(74.457)	(38.920)	-	(38.920)	(129.023)	(88.572)	(71.301)	(36.567)
Κέρδη πριν το φόρο εισοδήματος	522.933	468.739	682	469.421	263.056	244.948	-	244.948	395.575	241.712	206.084	180.388
Φόρος εισοδήματος	(108.081)	(94.635)	(421)	(95.056)	(53.333)	(45.426)	-	(45.426)	(81.633)	(54.419)	(36.618)	(40.421)
Κέρδη από την πώληση της Alpha Ασφαλιστική Α.Ε.	-	-	80.127	80.127	-	-	(1.409)	(1.409)	-	-	-	-
Καθαρά κέρδη, μετά το φόρο εισοδήματος	414.852	374.104	80.388	454.492	209.723	199.522	(1.409)	198.113	313.942	187.293	169.466	139.967
Καθαρά κέρδη που αναλογούν σε:												
Μετόχους της Τραπέζης	414.132	373.578	80.388	453.966	209.101	199.235	(1.409)	197.826	-	-	-	-
Τρίτους	720	526	-	526	622	287	-	287	-	-	-	-
Καθαρά κέρδη ανά μετοχή:												
Βασικά (€ ανά μετοχή)	1,0277	0,9191	0,1979	1,1172	0,5244	0,4909	(0,0035)	0,4874	0,7791	0,4609	0,4250	0,3448
Προσαρμοσμένα (€ ανά μετοχή)	1,0277	0,9172	0,1974	1,1146	0,5244	0,4895	(0,0034)	0,4861	0,7791	0,4598	0,4250	0,3439

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK" (μητρική εταιρία), το ποσοστό συμμετοχής του Ομίλου σε αυτές κατά την 30.6.2008, καθώς και η μέθοδος ενοποιήσεως που εφαρμόστηκε, παρατίθενται αναλυτικά στη σημείωση 15 επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων της 30.6.2008.
2. Κατά το χρονικό διάστημα 1.7.2007 έως 30.6.2008 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις:
   α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:
      - Νέες εταιρίες: Την 31.12.2007 ενοποιήθηκε για πρώτη φορά η εταιρία Alphalife Ανώνυμος Ασφαλιστική Εταιρία Ζωής, η οποία ιδρύθηκε από την Τράπεζα. Την 30.6.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Astra Bank OJSC που αποκτήθηκε από την Τράπεζα και Alpha Ανώνυμη Εταιρία Διαχειρίσεως Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών - ΑΚΕΣ και διακριτικό τίτλο Alpha Ventures Capital Management που ιδρύθηκε από την Alpha Α.Ε. Επενδυτικών Συμμετοχών.
      - Αλλαγή επωνυμίας: Την 27.11.2007 η θυγατρική εταιρία Ιονική Επενδύσεων Α.Ε. μετονομάσθηκε σε APE Investment Property S.A. και την 11.2.2008 η Alpha Finance Α.Χ.Ε.Π.Ε.Υ. μετονομάσθηκε σε Alpha Finance Α.Ε.Π.Ε.Υ.
      - Πωλήσεις/Εκκαθαρίσεις: Την 28.3.2008 η θυγατρική εταιρία Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε. ολοκλήρωσε τη μεταβίβαση ποσοστού 100% των μετοχών της εταιρίας Τουριστικά Θέρετρα Α.Ε., ιδιοκτήτριας του ξενοδοχείου Hilton Rhodes Resort, κατά 50% στην "Εταιρία Ελληνικών Ξενοδοχείων Λάμψα Α.Ε." και κατά 50% στην "Ύλδικο Α.Ε. Ξενοδοχειακών, Τουριστικών και Εμπορικών Επιχειρήσεων". Την 31.3.2008 εκκαθαρίστηκε η θυγατρική εταιρία AEF European Capital Investment B.V.
   β. Στις εταιρίες που ενοποιούνται με την αναλογική μέθοδο:
      - Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha - TANEO Α.Κ.Ε.Σ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 51%.
      - Αλλαγή μεθόδου ενοποίησης: Την 29.11.2007 η Τράπεζα προέβη στη μεταβίβαση ποσοστού 32,58% της θυγατρικής της εταιρίας APE Investment Property S.A. σε τρίτους. Ταυτόχρονα υπεγράφη συμφωνία ρυθμίσεως σχέσεων μετόχων με βάση την οποία η θυγατρική εταιρία μετατράπηκε σε κοινοπραξία.
   γ. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:
      - Νέες εταιρίες: Την 21.5.2008 ο Όμιλος αναγνώρισε συμμετοχή στην εταιρία ΕΛ.ΠΕΤ. Βαλκανική Α.Ε.
      - Μεταβίβαση εντός Ομίλου: Την 28.11.2007 μεταβιβάσθηκε από την Τράπεζα στην Ionian Equity Participations Ltd, η A.L.C. Novelle Investments Ltd.
3. Στις ενοποιημένες οικονομικές καταστάσεις δεν περιλαμβάνονται οι εταιρίες Commercial Bank of London Ltd, η οποία δεν έχει δραστηριότητα και Singular Hospitality Solutions (SHS AE), HSO Europe BV και Prismatech Hellas AE, οι οποίες έχουν πλήρως απομειωθεί και βρίσκονται υπό εκκαθάριση.
4. Αναλυτική περιγραφή της διακοπείσης δραστηριότητος παρατίθεται στη σημείωση 4 επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων της 30.6.2008.
5. Οι ανέλεγκτες φορολογικά χρήσεις της Τραπέζης και των εταιριών του Ομίλου αναφέρονται στις σημειώσεις 13β και 14β επί των Ενδιάμεσων Οικονομικών Καταστάσεων της 30.6.2008 της Τραπέζης και του Ομίλου αντίστοιχα.
6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη έναντι αυτών ύψους € 3,8 εκατ. Ο Όμιλος και η Τράπεζα έχουν σχηματίσει επίσης λοιπές προβλέψεις ύψους € 93,7 εκατ. και € 50,6 εκατ. αντίστοιχα.
7. Η Τράπεζα, την 30.6.2008, κατείχε 83.625 ίδιες μετοχές, αξίας κτήσεως € 1.737 χιλ. Οι λοιπές εταιρίες του Ομίλου δεν κατέχουν ίδιες μετοχές.
8. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 30.6.2008, ήταν 14.086 άτομα (30.6.2007: άτομα 12.309) και στην Τράπεζα 8.278 άτομα (30.6.2007: άτομα 7.430).
9. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2008 έως 30.6.2008, προέκυψαν τα εξής ποσά:
   - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: έσοδα € 5.401 χιλ., έξοδα € 7.112 χιλ. β) Τραπέζης: έσοδα € 5.367 χιλ., έξοδα € 3.460 χιλ.
   - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: έσοδα € 10 χιλ., έξοδα € 1.786 χιλ. β) Τραπέζης: έσοδα € 322.204 χιλ., έξοδα € 560.284 χιλ.

   Τα υπόλοιπα, κατά την 30.6.2008, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές, έχουν ως εξής:
   - Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: α) Ομίλου: απαιτήσεις € 164.624 χιλ., υποχρεώσεις € 93.219 χιλ., εγγυητικές επιστολές € 7.677 χιλ. β) Τραπέζης: απαιτήσεις € 163.307 χιλ., υποχρεώσεις € 67.259 χιλ., εγγυητικές επιστολές € 7.677 χιλ.
   - Με λοιπά συνδεδεμένα μέρη: α) Ομίλου: απαιτήσεις € 218 χιλ., υποχρεώσεις € 13 χιλ. β) Τραπέζης: απαιτήσεις € 12.998.107 χιλ., υποχρεώσεις € 24.624.883 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις € 1.151.884 χιλ.
10. Οι λογιστικές αρχές που ακολούθησαν ο Όμιλος και η Τράπεζα για τη σύνταξη των ενδιάμεσων οικονομικών καταστάσεων της 30.6.2008, είναι συνεπείς με αυτές που αναφέρονται στις αντίστοιχες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2007, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήναι, 26 Αυγούστου 2008

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 661480	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. Ν 308546	Α.Δ.Τ. ΑΒ 522299

END